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Hydro One Limited Annual Report 2022 Corporate Profile Hydro One Limited (TSX: H) Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.5 million valued customers, $31.5 billion in assets as of December 31, 2022, and annual revenues in 2022 of $7.8 billion. Our team of approximately 9,300 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2022, Hydro One invested $2.1 billion in its transmission and distribution networks, and supported the economy through buying $1.9 billion of goods and services. We are committed to the communities where we live and work, through community investment, sustainability and diversity initiatives. We are designated as a Sustainable Electricity LeaderTM by Electricity Canada. Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium-term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com, www.sedar.com or www.sec.gov. Guided by our purpose of energizing life in Ontario, we look to the future and what we can do today to benefit all Ontarians in the energy transition. 2022 Highlights Critical Capital Investments To attract new businesses, create jobs and help communities grow, we invested $2.1 billion in capital to expand the electricity grid and renew and modernize existing infrastructure. The Ontario Energy Board (OEB) approved the settlement agreement for our 2023-2027 Investment Plan for Hydro One’s transmission and distribution systems. The plan, informed by feedback from almost 50,000 customers, will reduce the impacts of power outages, renew and replace critical transmission and distribution infrastructure, enable economic growth and prepare for climate change. Partnership with First Nations We launched our equity partnership model on new capital transmission line projects with a value exceeding $100 million. This model will offer First Nations a 50% equity stake in all new, future large-scale capital transmission line projects. This model will be applied to the development of the Waasigan Transmission Line project in northwestern Ontario and to five transmission lines Hydro One is developing in southwestern Ontario. Progressive Indigenous Relations As part of our commitment to being a trusted partner to Indigenous communities, this year we also increased total procurement with Indigenous businesses to $95.9 million, our highest spend to date. This is a significant increase from last year’s total of $58.3 million and has us well on our journey to achieve our procurement target for Indigenous businesses at 5% of our purchases of materials and services by 2026. Outstanding Safety Performance We achieved the best safety record in our history, posting a recordable injury rate of 0.616 per 200,000 hours. Hydro One saw a significant reduction in the number of high-energy serious injuries from four in 2021 compared to one employee sadly sustaining a high-energy serious injury in 2022. This equates to a High-Energy Serious Injury and Fatality (HSIF) rate of 0.012 per 200,000 hours, well below our annual target of 0.066. All figures in this document are approximate figures that are rounded to the nearest decimal place.

1Hydro One Limited Annual Report 2022 Contents IFC 2022 Highlights 2 A Message from Our Chair 4 A Message from Our President & CEO 6 Powering Partnership 8 Energizing Life Across Ontario 9 Corporate Governance 11 Hydro One’s Business Network 12 Why Invest? 13 Financial Highlights 14 Financial Report Commitment to Sustainability In January 2023, we became the first utility in Canada to publish a Sustainable Financing Framework, which allows us to issue sustainable financing instruments, such as green bonds, and allocate the net proceeds to investments in eligible green and social project categories – such as clean energy and transportation, biodiversity conservation, climate change adaptation, socio-economic advancement of Indigenous people and access to essential services i.e. high-speed broadband internet. 13th Emergency Response Award Hydro One earned two emergency response awards bringing the total to 13 emergency response awards from the Edison Electric Institute for restoring power. These awards demonstrate our longstanding commitment to storm response and restoration efforts. Energizing Life in Ontario Communities Our 2022 Power to Give campaign was our most successful fundraising year for our employee giving program. Thanks to the generous spirit of Hydro One employees and retirees, we, including Hydro One’s corporate match, increased the total contribution of Power to Give to $2.2 million. Each and every one of us has the Power to Give and it is initiatives like these that build, strengthen and energize life in communities across Ontario. More Productivity Savings In 2022, we achieved an approximately 9% increase in year-over-year productivity savings with $373.6 million saved in 2022 as compared to $343.9 million in 2021. We also delivered on our multi-year commitment to keep costs as low as possible with a total of $1.5 billion in productivity savings since 2015. Focusing on Customer Satisfaction We continued to demonstrate our commitment to customers and communities through our restoration work and keeping our customers informed during major storms, as well as initiatives including the Energizing Life Community Fund and the Winter Relief Fund. Residential and small business customer satisfaction stood at 87%. Large customer satisfaction stood at 88%. Best Employer, 8th Year For the eighth year in a row, Hydro One has been recognized on Forbes’ annual list of Canada’s Best Employers. The company’s performance ranking is based on employees and other professionals recommending Hydro One as a desirable employer.

2 Hydro One Limited Annual Report 2022 A Message from Our Chair It was a year in which Hydro One went from strength to strength, delivering greater value for our customers, investors, communities, and other stakeholders. We delivered strong performance; partnered with First Nations on a landmark equity agreement; and created a clear path forward for renewing Hydro One’s aging electricity infrastructure, supporting economic growth and preparing for climate change. On behalf of the Board of Directors, I want to welcome David Lebeter as Hydro One’s new President and CEO. David is a highly regarded leader with a proven record of building strong teams and improving safety, reliability, customer experience and productivity. As a result of Hydro One’s robust succession planning, we identified the right candidate to lead us into the future – an experienced operator who will deliver the biggest capital program in Hydro One’s history. I also want to thank Mark Poweska for his three years of strategic leadership and Bill Sheffield who kept our teams aligned on executing our focused strategy in his role as interim leader. Safety remains a Board priority and we recognize there is more work to do to achieve a workplace free of life-altering injuries and fatalities. We are pleased that in 2022, Hydro One posted the best safety results in the company’s history. This strong performance was matched by our sustainability performance and enhanced environmental, social and governance (ESG) reporting, which now also aligns with the United Nations Sustainable Development Goals (UN SDGs). We continue to work with the executive team to ensure the company is making progress along the pathway to net-zero, improving workplace diversity and inclusion and taking meaningful action toward Reconciliation. Hydro One is well- positioned to enable our clean energy future while continuing to deliver exceptional customer service and support economic growth for communities across our service territories. With the approval of the investment plan, we will be reinvesting in existing infrastructure to maintain the health of the system, sustain performance and address safety and environmental risk. Timothy Hodgson Chair

3Hydro One Limited Annual Report 2022 Hydro One’s 50-50 equity partnership agreement with First Nations on new large- scale transmission line projects is a significant milestone on our journey of Reconciliation – one that builds a renewed relationship with Indigenous people based on the recognition of rights, respect, and partnership. We believe this equity model, and collaborative approach to working with First Nations, will help unlock future development opportunities to address energy transition. In the near term, the OEB’s approval of Hydro One’s 2023-2027 Investment Plan will create regulatory certainty, support economic growth, and enable Ontario’s clean energy future. Hydro One continued to achieve positive outcomes for stakeholders during a challenging period in 2022. This resilient performance was recognized by our shareholders with an appreciating stock price that outperformed most of our peers. The resulting robust total shareholder return demonstrated the market’s confidence in our ability to deliver on our promises. During the year, we continued to enhance Board diversity, welcoming Mark Podlasly, a member of the Nlaka’pamux Nation in British Columbia, who has extensive experience in economic policy, major power generation and transmission project development, and climate strategy. He joins Cherie Brant in providing Indigenous perspectives at the Board level, underscoring our commitment to act at all levels of our organization to advance meaningful Reconciliation. We thank Jessica McDonald, who did not stand for re-election, for her many years of leadership and service to the Board of Directors. Lastly, on behalf of my Board colleagues, I want to thank all 9,300 talented team members who continue to inspire and energize life for the people and communities we serve. We enter 2023 ready to enable a clean energy future, deliver exceptional customer service and support economic growth for communities across this province. Timothy Hodgson, Chair Landmark Equity Agreement with First Nations “ Today marks a significant step towards reconciliation for Ontario First Nations. This new opportunity for partnership with Hydro One that will see First Nations benefit equally in future transmission line development. For far too long, First Nations have not had access to these types of partnerships and today marks an exciting change and I am proud of the community Leaders who have worked with Hydro One to reach this milestone!” - Glen Hare, Ontario Regional Chief

4 Hydro One Limited Annual Report 2022 A Message from Our President & CEO I want to thank everyone at Hydro One – our Board, executive leadership, and employees – for their valuable guidance as I transition into the President and CEO role. I look forward to engaging with our employees, customers, Indigenous communities, investors and industry partners as we energize life for all Ontarians. Safest & Most Efficient Utility: I am pleased to report that in 2022, we achieved the best safety record in Hydro One’s history and made significant progress to preventing life- altering injuries and fatalities. However, we recognize there is more work to do to ensure our entire team’s safety in the workplace. We continued to deliver on our multi- year commitment to keep costs as low as possible through our ongoing efficiency and productivity initiatives, beating our productivity targets and achieving productivity savings of $373.6 million in 2022. Total productivity savings since 2015 now amount to $1.5 billion dollars. Enable our Customers & Be a Trusted Partner: We continued to improve the customer experience and provide more choices that protect the planet, while helping our most vulnerable customers find the right relief programs. Whether it was our Winter Relief Fund or the tireless work of our storm response crews who restored power for hundreds of thousands of customers – the appreciation of Ontarians is reflected in strong customer satisfaction scores. Hydro One is committed to becoming a trusted partner to Indigenous communities by respecting, engaging, and most importantly, listening to Indigenous people. In 2022, following extensive engagements, we launched our equity partnership model on major new capital transmission line projects. This model will offer First Nations a 50% equity stake in all new, future large- scale capital transmission line projects and transform the benefits of infrastructure development for First Nation communities for generations to come. For too long, First Nations have borne the impacts of infrastructure development in their traditional territories without seeing the benefits. This equity model signals a significant shift in how Hydro One will work with First Nations. Plan, Design & Build a Grid for the Future: Over the coming years, we know that our customers will make decisions driven by climate change. We understand the needs of our customers and we share their concerns for the climate. The investments we make today in the grid will serve as a key enabler of the energy transition and will prepare for the effects of climate change and the increase in severe weather events. Our commitment to investing in our system is anchored on addressing aging infrastructure, enabling electrification and ensuring resiliency of the electricity grid. I am proud to lead this remarkable company and strong team as we maintain our current strategy that focuses on safety, maintenance & construction, economic growth, reliability and enabling Ontario’s clean energy future. Together, we will continue to put people first, improve the customer experience, and support economic growth for the people of this province. David Lebeter President & Chief Executive Officer

5Hydro One Limited Annual Report 2022 Our recently approved 2023–2027 Investment Plan will do just that, helping to reduce the impacts of power outages, renew or replace critical infrastructure in almost every community across Ontario, support customer choice and build a grid for the future. I commend all parties for the constructive regulatory and stakeholder outreach process that resulted in this balanced agreement, which will see significant investments in our infrastructure to improve reliability, prepare for climate change and enable economic growth. In 2022, we invested in critical infrastructure to meet the growing electricity demand in Ontario, advancing plans to develop five new transmission lines in the southwest and one in the north that will fuel industry and job creation in those regions. We also invested $2.1 billion to improve the performance of Ontario’s electricity transmission and distribution systems and address aging power infrastructure, facilitate connectivity to new load customers and generation sources, and improve service to customers. Innovate & Grow the Business: In the coming years, we expect to see a significant increase in demand for electricity infrastructure and new customer connections as we help decarbonize the economy and meet our collective net zero goals. As part of that expected growth, we are investing in smarter, more flexible system infrastructure, which will play an important role in integrating additional electricity-generating capacity – such as small modular nuclear reactors, large-scale wind, solar generation assets, and smaller decentralized renewable sources and batteries – and ensure security of supply and a resilient grid. We also recently introduced an innovative sustainable financing framework, one that aligns our funding strategy with our sustainability goals and supports the shift to a low-carbon economy through expenditures that contribute to the well-being of the people, planet, and communities we serve. Early in 2023, we issued $1.05 billion of sustainable bonds, the largest aggregate amount of sustainable bonds by a corporate issuer in Canada, under this new framework, with investments targeting new or existing eligible green and social projects. Our financial results reflect several positive facets of our business including higher demand, enhanced relationships with community partners, reduced risk due to regulatory approval of our five year investment plan, low volatility, a strong balance sheet and robust credit ratings. Strong teams: Our ability to deliver greater value is thanks to the dedication, generous spirit and resilience of Hydro One employees. Your remarkable willingness to put the needs of fellow Ontarians and Canadians first – by raising $2.2 million for more than 900 charities and working around the clock to restore power to your neighbours – continues to inspire us all. It is no wonder that for the 8th consecutive year Forbes recognized Hydro One as one of Canada’s Best Employers. I look forward to an exciting 2023 as we work together to energize life in communities across Ontario. David Lebeter President & Chief Executive Officer

Highway International Border Red Sky Métis Independent Nation Office Métis Nation of Ontario (MNO) Council Office Treaty Boundary First Nation Reserve Provincial Park Existing Transformer Station (TS) Existing Transmission Line Preliminary Preferred Route Map Legend Waasigan Transmission Line USA Treaty No.3 Treaty No.9 Robinson Superior Treaty Ignace Dryden Sioux Lookout MNO No„hwest Métis Council O…ce Couchiching Nigigoonsiminikaaning Seine River Eagle Lake Wabigoon Lake Lac Seul Ojibway Nation of Saugeen Lac des Mille Lacs Lac des Mille Lacs Fo„ William Mitaanjigamiing Lac La Croix Sn ak e Ba y Ro ad MNO Sunset Country Métis Council O…ce Quetico Provincial Park Tu„le River- White O‹er Lake Provincial Park Lake Superior Atikokan Thunder Bay Mackenzie TS Lakehead TS MNO Atikokan Métis Council O…ce MNO Thunder Bay Métis Council Office Red Sky Métis Independent Nation Office 102 61 61 17 11 622 17 17 17 72 130 17 Shuniah Dryden TS Highway International Border Red Sky Métis Independent Nation Office étis Nation of Ontario (MN ) Council Office Treaty Boundary First Nation Reserve Provincial Park Existing Transformer Station (TS) Existing Transmission Line Preliminary Preferred Route Map Legend WAASIGAN TRANSMISSION LINE reaty No.3 reaty No.9 Robins perior Treaty I nace ryden ioux Lo kout orthwest Métis ouncil Ofce Couchi hing Nigigoonsiminikaaning Seine River Eagle Lak Wabigoon Lake Lac Seul Ojibway Nation of Saugeen Lac des Mille Lacs Lac des Mille Lacs F rt Will Mit anjiga iing Lac La Croix Sn ak e Ba y Ro ad MNO Sunset Country Métis Council Ofce Quetico P vincial Park Turtle River- White Otter Lake Provincial Park La Superior tikokan nder Bay ckenzie TS Lakehead TS MNO Atiko n Métis Coun il fce MNO Thunder B Métis Council Of ice Red Sky Métis I dependent Nation Offic 1 17 1 72 Shuniah Dryden T 6 Hydro One Limited Annual Report 2022 In 2022, we launched a 50% equity partnership model with First Nations that allows for joint ownership of all new, future large-scale transmission line projects with a value exceeding $100 million. This industry- leading agreement will increase opportunities for First Nation communities to work with Hydro One to attract economic opportunities to the north, as we collectively build the electricity grid of the future. This new model is already being applied to the development of the Waasigan Transmission Line in northwestern Ontario. Hydro One has an equity agreement with Gwayakocchigewin Limited Partnership (GLP), which represents eight First Nations, as well with Lac des Mille Lacs First Nation. When completed, the nine First Nations will own 50% of the transmission line partnership. The line, which traverses across the traditional territories of these First Nations, will bolster capacity and support economic growth in the region, while providing revenues for their communities for generations to come. Hydro One, in partnership with First Nation leaders from across Ontario, set a historic precedent in 2022 that will transform the benefits of infrastructure development for First Nation communities for generations to come. This precedent is a significant milestone in the journey toward meaningful Reconciliation and in rebuilding economic prosperity for Indigenous people. Partnership Powering

Southwestern Ontario Transmission Projects Lake St. Clair USA Lake Erie Hwy 401 Lakeshore TS Lambton TS COUNTY OF ESSEX COUNTY OF LAMBTON COUNTY OF MIDDLESEX MUNICIPALITY OF CHATHAM-KENT London Lakeshore Sarnia Windsor Kingsville Leamington Walpole Island First Nation Chippewas of the Thames Oneida Nation of the Thames Caldwell First NationHighway First Nation Transformer Station City/Town Under Development and to be Constructed Map Legend Between Chatham and Lakeshore 230 kV Transmission Line (before the end of 2025) St. Clair 230 kV Transmission Line (before the end of 2028) Exact route has not been determined Between Longwood and Lakeshore 500 kV Transmission Line (2030) We have commenced development Exact route has not been determined To be Developed To be Developed and Prioritized for Construction Between Windsor and Lakeshore 230 kV Transmission Line Pre-Development activities have commenced Exact route has not been determined Between Longwood and Lakeshore 500 kV Transmission Line We have commenced development Exact route has not been determined Moravian of the Thames Munsee- Delaware Nation Chatham SS Longwood TS Aamjiwnaang First Nation 3 2 4 5 1 4 5 2 Hwy 40 1 3 Chatham 7Hydro One Limited Annual Report 2022 1 All Requests for Proposals require a consideration for Indigenous businesses and communities. We informed our suppliers of our commitment to advance Indigenous procurement and made it clear that we expect the same level of commitment from our suppliers. Early engagement with Indigenous communities, municipalities and residents was vital to the success of this equity model. Going forward, we are committed to working with all communities throughout the lifecycle of development projects as we advance critical infrastructure. We believe this approach will create predictability, consistency, and a greater number of opportunities for our partners, while enabling industry and economic growth in the province. Progressive Indigenous Relations: We established procurement targets in 2021 that set a new record for purchases with Indigenous businesses for materials and services. In 2022, we increased total procurement spending with Indigenous businesses to $95.9 million, our highest spend to date. This has us well on our way to achieve Hydro One’s procurement target for Indigenous businesses at 5% of our purchases of materials and services by 20261. Powering Growth in Northwestern Ontario: The northwest has long advocated for an increase in power to meet growing electricity demand. Once built, the Waasigan Transmission Line will bring an additional 350 megawatts of low-carbon electricity to support the region’s electricity needs. The proposed development is for a new double-circuit 230 kilovolt transmission line between Thunder Bay, Atikokan and Dryden in northwestern Ontario. We are completing development work now, including an environmental assessment, so that we’re ready to power growth for local communities and businesses. Powering Growth in Southwestern Ontario: To meet the growing electricity demand in southwestern Ontario, we are developing five new transmission lines that will fuel industry and job creation in the Windsor-Essex region. These lines will meet the needs of new and growing industries, including battery plants, the greenhouse sector and the booming agri- food industry, while ensuring continued local and global investment. Like Waasigan, these five transmission lines will be developed using the new equity partnership model with First Nation communities.

8 Hydro One Limited Annual Report 2022 We are committed to supporting Hydro One customers and communities, striving to help all Ontarians achieve a cleaner, more equitable and more inclusive future. Energizing Life Across Ontario We continue to support customers who are experiencing financial difficulty by helping them access the relief, flexibility and choice available to them. Through our Connected for Life Program and Winter Relief Fund, we offer customized payment plans and other services to help families stay connected to safe and reliable power and keep costs down. Since 2020, our customer service team has helped tens of thousands of customers access financial relief from both Hydro One and government programs. Our 2022 Power to Give campaign was our most successful fundraising year for our employee giving program. Thanks to the generous spirit of Hydro One employees and retirees, we, including Hydro One’s corporate match, increased the total contribution of Power to Give to $2.2 million. Our signature Community Investment platforms include Building Safe Communities, Hydro One Energizing Community Life Community Fund, and Hydro One Indigenous Entrepreneurship Grant. Building Safe Communities is dedicated to teaching young people to play safely and to save a life in the communities where we live, work and play. In 2022, we increased our financial support to the ACT Foundation to expand its new Opioid Overdose Response Training to 80% of Ontario high schools over the next three years; supported Jack.org in breaking down barriers to mental health resources and education; funded the Return to Coaching Community Grant to help coaches cover the rising costs for organized sports and make them more accessible; and funded 70 Ontario Scout Troops to embark on safe once- in-a-lifetime outdoor adventures that build confidence and resilience. Hydro One Energizing Life Community Fund supports initiatives that promote community safety and wellbeing, providing up to $25,000 in financial support. Last year, 24 recipients providing critical local services and driving positive change in their communities were selected, including service dog training for children with autism, diversified offerings at a food bank to better serve Halal residents, and therapeutic equestrian programming for students with disabilities and unique needs in rural communities. Hydro One Indigenous Entrepreneurship Grant is our partnership with the Canadian Council for Aboriginal Business (CCAB) to invest in the success of Indigenous- owned businesses and to foster Indigenous prosperity. In 2022, 28 recipients received grants, including a wide range of businesses such as food suppliers, advertising and marketing specialists, wellness services and environmental services. Hydro One is proud to power the communities where we live, work and play, but we’re also proud of all the ways in which our employees support the well-being of those communities.

9Hydro One Limited Annual Report 2022 Hydro One’s We continue to advance diversity, equity and inclusion at all levels of Hydro One to better reflect where we work and the communities we represent across the province. We are fortunate to benefit from diverse perspectives, with Indigenous representation (20%) and near gender parity at the Board1 level. The current composition of our Independent Non-Executive Board is four women (40%) and six men (60%). We believe this near balance makes us one of the most gender progressive boards in North America, reflecting best practices in board diversity and surpassing our Catalyst Accord commitment to maintaining at least 30% female board members. Strong corporate governance practices are the heart of how we manage our day-to-day operations in the interest of all stakeholders. Hydro One and its independent Board of Directors recognize the importance of corporate governance in the effective management of the company. A governance agreement between Hydro One and the Province of Ontario was executed in advance of the November 2015 Initial Public Offering of the company. The agreement supports strong corporate governance centered on independence, integrity and accountability, which is in the best interests of shareholders and promotes and strengthens relationships with our customers, employees, the communities where we operate and other stakeholders. Hydro One’s Board of Directors is composed of a diverse and accomplished group of independent, proven business leaders with deep corporate governance experience. The Board’s primary role is overseeing corporate performance and the quality, depth and continuity of management required to meet the company’s strategic objectives. Hydro One is committed to establishing and maintaining best corporate governance practices. The company’s practices are fully aligned with the rules and regulations issued by Canadian Securities Administrators and the Toronto Stock Exchange. Board Structure: The Chair is responsible for leading the Board of Directors in carrying out its duties and responsibilities effectively, efficiently and independent of management. The Chair is nominated and confirmed annually by special resolution of the Board. Consistent with best practices, Hydro One’s Board Chair is separate from the role of President and Chief Executive Officer and is independent of Hydro One and the Province of Ontario. In 2022, the Board continued to enhance its oversight of Hydro One’s approach to ESG matters relating to the long-term health and sustainability of the company. This oversight includes reviewing and approving the company’s key sustainability priorities, its programs, and its annual sustainability report. The sustainability report is aligned with the Sustainability Accounting Standards Board (SASB), United Nations Sustainability Development Goals (UNSDGs) and the Global Reporting Initiative (GRI), and prepared broadly following the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD). Board of Directors and Committees (as of February 14, 2023) Chair • Committee Member Committees Audit Governance & Regulatory Human Resources Indigenous Peoples, Safety & Operations Timothy Hodgson2 (Chair) David Lebeter2 (President & CEO) Cherie Brant • • Blair Cowper-Smith • • David Hay • Stacey Mowbray • Mark Podlasly • • Russel Robertson • • William Sheffield • • Melissa Sonberg • Susan Wolburgh Jenah • To learn more about the Directors, committee mandates and composition, go to www.hydroone.com/about/corporate-information/governance Corporate Governance 40% Female 60% Male Board Gender Diversity1 1 Hydro One’s Independent Non-Executive Board Members. 2 Timothy Hodgson and David Lebeter are not members of any of the Committees, but attend all Committee meetings. 40% Female Directors

10 Hydro One Limited Annual Report 2022 For detailed biographical information of Hydro One Limited Board members, visit www.HydroOne.com/Investors. The biographical information of Hydro One Limited Board members is based on information available as of February 14, 2023. 1. Timothy Hodgson, MBA, FCPA, ICD.D Corporate Director, Chair of Hydro One Limited and the New Self-Regulatory Organization of Canada. Director Dialogue Health Technologies, Ontario Teachers’ Pension Plan and Property and Casualty Insurance Compensation Corporation. Former Director Public Sector Pension Investment Board (PSP Investments), Alignvest Acquisition Corporation, Alignvest Acquisition II Corporation, Sagicor Financial Corporation, Sagicor Group Jamaica, MEG Energy, The Global Risk Institute, KGS- Alpha Capital Markets, Next Canada, the Ivey School of Business and Bridgepoint Health. Retired Managing Partner Alignvest Management Corporation, Former Special Advisor to the then Bank of Canada Governor Mark Carney, and Former CEO Goldman Sachs Canada 2. Cherie Brant, BES, J.D. Partner, Borden Ladner Gervais LLP, Director Toronto- Dominion Bank, Canadian Club of Toronto, Canadian Council for Aboriginal Business. Former Director Women’s College Hospital, Director Trillium Gift of Life and Anishnawbe Health Foundation 3. Blair Cowper-Smith, LLB, LLM, ICD.D Principal and founder Erin Park Business Solutions, Former Chief Corporate Affairs Officer OMERS, Former Senior Partner at McCarthy Tetrault LLP. Director Porter Airlines, Financial Services Regulatory Authority of Ontario, Face the Future Foundation and Advisory Board Chair of Timbercreek Capital. Faculty, Directors College McMaster University. Former Public Policy Committee Member of the Canadian Coalition for Good Governance and Former Member of Securities Advisory Committee of the Ontario Securities Commission. Former Director 407 ETR, Golf Town and the Global Strategic Investment Alliance 4. David Hay, LLB, ICD.D Managing Director Delgatie Incorporated, Former President and CEO New Brunswick Power Corporation, Former Vice-Chair and Managing Director of CIBC World Markets Inc., Director EPCOR Utilities Inc., Member of the Expert Panel on Churchill Falls 2041 and the Council of Clean & Reliable Energy. Former Director Toronto Hydro-Electric System Limited and Former Director Associated Electric & Gas Insurance Services Limited (AEGIS). Former Chair Beaverbrook Art Gallery and SHAD Canada 5. Stacey Mowbray, MBA, ICD.D Corporate Director, Former President North America WW International (formerly Weight Watchers), Former President and CEO at The Second Cup Ltd., Director Currency Exchange International/Exchange Bank of Canada, Sleep Country Canada Holdings Inc., Bonne O Holdings, Director dentalcorp Holdings Ltd. Former Director Trillium Health Partners, Second Cup Coffee, Liquor Control Board of Ontario and Niagara Ventures Corporation and Former Chair of the Coffee Association of Canada 6. Mark Podlasly, Chief Sustainability Officer at the First Nations Major Projects Coalition, member of the Indigenous Advisory Council at CN Rail, a member of the External Expert Panel of the Manitoba Government (Crown Services), Chair of the First Nations Limited Partnership (Gas Pipeline), a Trustee of the Nlaka’pamux Nation Legacy Trust, and a member of the Climate Strategy Advisory Board at the Institute of Corporate Directors, and an Adjunct Professor at the University of British Columbia Sauder School of Business 7. Russel Robertson, FCPA, FCA, ICD Corporate Director, Director Bausch Health Companies Inc. and Bausch & Lomb Corporation. Former Director Turquoise Hill Resources Ltd. and Virtus Investment Partners Inc., former CFO, BMO Financial Group, former Vice-Chair, Deloitte & Touche LLP (Canada), former Canadian Managing Partner, Arthur Andersen LLP (Canada) 8. William Sheffield, BSC, MBA, ICD.D Corporate Director, Director Atlantic Packaging, former CEO Sappi Fine Papers, former Director Ontario Power Generation, Canada Post Corporation, Velan Inc., Houston Wire & Cable Company, Pan Asia Paper, Corby Distilleries, Royal Group Technologies, 4iiii Innovations Inc., Family Enterprise Canada, and SHAD 9. Melissa Sonberg, BSC, MHA, ICD.D Professor of Practice, McGill University, Desautels Faculty of Management. Director Exchange Income Corporation, Athennian, Enghouse Systems Ltd. and Montreal Children’s Hospital Foundation. Former Director Group Touchette, Via Rail Canada, MD Financial Holdings Inc., Rideau, Inc., McGill University Health Centre. Former Senior Vice President, Human Resources & Corporate Affairs and Senior Vice President, Global Brands, Communications and External Affairs at AIMIA 10. Susan Wolburgh Jenah, J.D., ICD.D Corporate Director, Former President & CEO of the Investment Industry Regulatory Organization of Canada. Director Laurentian Bank of Canada and Aecon Group Inc., Vice-Chair Humber River Hospital. Member of the Independent Review Committee of Vanguard Investments Canada. Former Public Governor of the U.S. Financial Industry Regulatory Authority (FINRA), former Chair of the NEO Exchange, former Director of The Global Risk Institute, former Director of Aequitas Innovations. Former Vice-Chair, Acting Chair, General Counsel and Head of International Affairs at the Ontario Securities Commission. Member of the C.D. Howe National Advisory Council and former Mentor to the Catalyst Women on Board Program Board of Directors 21 4 3 65 87 10 9 11 13 12 1514 Executive Leadership Team 11. David Lebeter, President and Chief Executive Officer 12. Brad Bowness, Chief Information Officer 13. Paul Harricks, Chief Legal Officer 14. Chris Lopez, Chief Financial Officer 15. Megan Telford, Chief Human Resources Officer

11Hydro One Limited Annual Report 2022 Hydro One’s Business Network & Role in Ontario’s Electricity System Electricity Generation Sources Transformer (increased to higher voltage) Transmission System Distribution System Tr an sm is si on H yd ro O ne ’s ro le in th e O nt ar io e le ct ric p ow er sy st em Di st rib ut io n Transformer (decreased to medium voltage) Transformer (decreased to lower voltage) Industrial, Commercial and Residential Customers Our Rate Regulated Business Transmission: Our transmission system transmits high-voltage electricity from nuclear, hydroelectric, natural gas, wind and solar sources to local distribution companies and industrial customers across Ontario. Our system accounts for approximately 92%1 of Ontario’s transmission capacity with approximately 30,000 circuit kilometres of high-voltage transmission lines. We also own and operate 25 cross-border interconnections with neighbouring provinces and the United States, which allow electricity to flow into and out of Ontario. Distribution: Our distribution system is the largest2 in Ontario. It consists of approximately 125,000 circuit kilometres of primary low-voltage power lines serving approximately 1.5 million customers, mostly in rural areas. As well, Hydro One Remote Communities Inc. serves customers in three grid-connected and 19 off-grid communities in Ontario’s far north. Our Other Businesses In addition to supporting Hydro One’s regulated business segments, Acronym Solutions Inc. offers a comprehensive suite of information and communications technology within a number of categories including: Network and Internet; Operations; Cloud; Managed Security; and Voice and Collaboration, that extend beyond its fibre optic network, in a competitive commercial market. We also invested in Ivy™ Charging Network (“Ivy”), a joint venture between Hydro One and Ontario Power Generation Inc. (OPG), which provides electric vehicle (EV) charging network services. We have also established an Energy Management Services business and are providing behind- the-meter battery energy storage system solutions to commercial and industrial customers, in partnership with PowerFlex, an EDF Renewables company. Our Role as a Transmission and Distribution Company Our transmission and distribution system safely and reliably serves communities throughout Ontario. Hydro One’s transmission business operates and maintains most of the high-voltage transmission system that carries electricity from generators to local distribution companies or large industrial customers, such as manufacturers. Through our distribution business, we also operate and maintain low-voltage distribution systems that carry electricity from transformer stations to distribution stations, to pole-top transformers through power lines, and into homes and businesses. A mix of private companies and government-owned entities generate power for all of Ontario and the sources of power are managed by the Independent Electricity System Operator (IESO). 1 Based on revenue approved by the OEB 2 Based on customers (per OEB yearbook) The above image shows a typical electricity system with transmission-connected generation.

1 2 3 4 5 6 7 8 12 Hydro One Limited Annual Report 2022 Why Invest in Hydro One? Everyone Uses Electricity One of the largest electric utilities in North America, with significant scale and leadership position across Canada’s most populated province. Strong Balance Sheet Investment grade balance sheet with one of the lowest debt costs in the utility sector. Pure-play Transmission and Distribution Unique combination of electric power transmission and local distribution, with no power generation assets. Stable Operations Stable and growing cash flows with 99% of overall revenues fully rate-regulated in a constructive, transparent and collaborative regulatory environment. Hydro One is a unique low-risk opportunity to participate in a premium large-scale electric utility as it addresses the needs from energy transition. Financial Performance Predictable self-funding organic growth profile with expanding rate base and strong cash flows, together with broad support for refurbishment of aging infrastructure. No external equity required to fund planned growth. Transparent ESG Reporting Transparency in our environmental, social and governance reporting with public policies and sustainability targets. Rate Base Expansion Opportunity for continued rate base growth with a forward approved regulatory application, new transmission lines, broadband initiative and continued consolidation. Attractive Dividend Annualized dividend of $1.1184 per share with an attractive 70%–80% target payout ratio.

13Hydro One Limited Annual Report 2022 Year ended December 31 (millions of dollars, except as otherwise noted) 2022 2021 Revenues 7,780 7,225 Purchased power 3,724 3,579 Revenues, net of purchased power1 4,056 3,646 Operation, maintenance and administration (OM&A) costs 1,258 1,112 Depreciation, amortization and asset removal costs 966 922 Financing charges 486 461 Income tax expense (recovery) 288 178 Net income to common shareholders of Hydro One 1,050 965 Basic earnings per common share (EPS) $ 1.75 $ 1.61 Diluted EPS $ 1.75 $ 1.61 Net cash from operating activities 2,260 2,149 Funds from operations (FFO)1 2,189 2,041 Capital investments 2,132 2,125 Assets placed in-service 2,267 1,757 Transmission: Average monthly Ontario 60-minute peak demand (MW) 20,368 19,915 Distribution: Electricity distributed to Hydro One customers (GWh) 30,803 29,966 As at December 31 2022 2021 Debt to capitalization ratio2 56.4% 56.5% 1 The Company prepares and presents its financial statements in accordance with United States (US) generally accepted accounting principles (GAAP). The Company also utilizes non-GAAP financial measures to assess its business and measure overall underlying business performance. Revenues, net of purchased power and FFO are non-GAAP financial measures. Non-GAAP financial measures do not have a standardized meaning under GAAP, which is used to prepare the Company’s financial statements and might not be comparable to similar financial measures presented by other entities. Additional disclosure for these non- GAAP financial measures is incorporated by reference herein and can be found in the section titled “Non-GAAP Financial Measures” of Hydro One Limited’s management’s discussion and analysis for the years ended December 31, 2022 and 2021 (the Annual MD&A) available on SEDAR under the company’s profile at www.sedar.com. 2 Debt to capitalization ratio is a non-GAAP ratio. Non-GAAP ratios do not have a standardized meaning under GAAP, which is used to prepare the Company’s Consolidated Financial Statements, and might not be comparable to similar financial measures presented by other entities. The Debt to capitalization ratio has been calculated as total debt (including total long-term debt and short-term borrowings, net of cash and cash equivalents) divided by total debt plus total shareholders’ equity, but excluding any amounts related to non-controlling interest. Additional disclosure for this non-GAAP ratio is incorporated by reference herein and can be found under the section titled “Non-GAAP Financial Measures” in the Annual MD&A available on SEDAR under the Company’s profile at www.sedar.com. This report contains forward-looking information within the meaning of applicable Canadian securities laws that are based on current expectations, estimates, forecasts and projections about our business and the industry in which we operate, and includes beliefs and assumptions made by the management of Hydro One. Such information includes, but is not limited to, statements relating to: Hydro One’s new equity partnership model with First Nations and expected infrastructure benefits for First Nation communities; expectations regarding Hydro One’s 2023–2027 Investment Plan for our transmission and distribution systems and expected outcomes and impacts; Hydro One’s commitments to increasing Indigenous procurement spend, including the company’s procurement target for Indigenous businesses at 5% of our purchases of materials and services by 2026; the company’s expectations to becoming the safest and most efficient utility, and to diversity, equity and inclusion; Hydro One’s investments in infrastructure, technology and innovation to build a more sustainable and resilient grid, and expected outcomes; Hydro One’s stable and growing cash flows, our 70%–80% target dividend payout ratio, continued dividend growth, organic growth profile, expanding rate base, and expectations regarding funding of planned growth; Hydro One’s strategy and focus, including anticipated outcomes and impacts. Words such as “expect” and “will” are intended to identify such forward- looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One Limited’s and Hydro One Inc.’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. We do not intend, and we disclaim any obligation, to update any forward-looking statements, except as required by law. All figures in this document are approximate figures that are rounded to the nearest decimal place. Financial Highlights Total Shareholder Return (TSR) January 1, 2022 to December 31, 2022 Hydro One +13.7% S&P/TSX Capped Utilities Index -10.6% S&P/TSX Composite Index -5.8% +2.3% S&P 500 Index -18.1% S&P 500 Electric Utilities Index Total Assets Revenues1 (Net of purchased power costs) Rate Base Regulated Earnings (Before financing charges and income taxes) Transmission Distribution Other 60%40%60% 38% 2% 51% 48% 1%61%39% $31.5b $23.6b $4.1b $1.9b

14 Hydro One Limited Annual Report 2022 Contents 15 Management’s Discussion and Analysis 52 Consolidated Financial Statements 56 Notes to Consolidated Financial Statements 97 Corporate and Shareholder Information Financial Report

The following Management’s Discussion and Analysis (MD&A) of the financial condition and results of operations should be read together with the consolidated financial statements and accompanying notes thereto of Hydro One Limited (Hydro One or the Company) for the year ended December 31, 2022 (together, the Consolidated Financial Statements). The Consolidated Financial Statements have been prepared in accordance with United States (US) Generally Accepted Accounting Principles (GAAP). All financial information in this MD&A is presented in Canadian dollars, unless otherwise indicated. The Company has prepared this MD&A in accordance with National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the US/Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canadian securities laws and regulations, which can vary from those of the US. This MD&A provides information as at and for the year ended December 31, 2022, based on information available to management as of February 13, 2023. Consolidated Financial Highlights and Statistics Year ended December 31 (millions of dollars, except as otherwise noted) 2022 2021 Change Revenues 7,780 7,225 7.7% Purchased power 3,724 3,579 4.1% Revenues, net of purchased power1 4,056 3,646 11.2% Operation, maintenance and administration (OM&A) costs 1,258 1,112 13.1% Depreciation, amortization and asset removal costs 966 922 4.8% Financing charges 486 461 5.4% Income tax expense 288 178 61.8% Net income to common shareholders of Hydro One 1,050 965 8.8% Basic earnings per common share (EPS) $ 1.75 $ 1.61 8.7% Diluted EPS $ 1.75 $ 1.61 8.7% Net cash from operating activities 2,260 2,149 5.2% Funds from operations (FFO)1 2,189 2,041 7.3% Capital investments 2,132 2,125 0.3% Assets placed in-service 2,267 1,757 29.0% Transmission: Average monthly Ontario 60-minute peak demand (MW) 20,368 19,915 2.3% Distribution: Electricity distributed to Hydro One customers (GWh) 30,803 29,966 2.8% As at December 31 2022 2021 Debt to capitalization ratio2 56.4% 56.5% 1 The Company prepares and presents its financial statements in accordance with US GAAP. The Company also utilizes non-GAAP financial measures to assess its business and measure overall underlying business performance. Revenues, net of purchased power and FFO are non-GAAP financial measures. Non-GAAP financial measures do not have a standardized meaning under GAAP, which is used to prepare the Company’s Consolidated Financial Statements and might not be comparable to similar financial measures presented by other entities. See section “Non-GAAP Financial Measures” for a discussion of these non-GAAP financial measures and a reconciliation of such measures to the most directly comparable GAAP measure. 2 Debt to capitalization ratio is a non-GAAP ratio. Non-GAAP ratios do not have a standardized meaning under GAAP, which is used to prepare the Company’s Consolidated Financial Statements, and might not be comparable to similar financial measures presented by other entities. See section “Non-GAAP Financial Measures” for a discussion of this non-GAAP ratio and its component elements. Management’s Discussion and Analysis For the years ended December 31, 2022 and 2021 Hydro One Limited Annual Report 2022 15

Management’s Discussion and Analysis Overview Through its wholly-owned subsidiary Hydro One Inc., Hydro One is Ontario’s largest electricity transmission and distribution utility. Hydro One owns and operates substantially all of Ontario’s electricity transmission network and is the largest electricity distributor in Ontario by number of customers. The Company’s regulated transmission and distribution operations are owned by Hydro One Inc. Hydro One delivers electricity safely and reliably to approximately 1.5 million customers across the province of Ontario, and to large industrial customers and municipal utilities. Through its subsidiaries, Hydro One Inc. owns and operates approximately 30,000 circuit kilometres of high-voltage transmission lines and approximately 125,000 circuit kilometres of primary low-voltage distribution lines. Hydro One has three segments: (i) transmission; (ii) distribution; and (iii) other. For the years ended December 31, 2022 and 2021, Hydro One's segments accounted for the Company's total revenues, as follows: Year ended December 31 2022 2021 Transmission 26% 25% Distribution 73% 74% Other 1% 1% When adjusted for the recovery of purchased power costs, Hydro One’s segments accounted for the Company’s total revenues, net of purchased power,1 for the years ended December 31, 2022 and 2021 as follows: Year ended December 31 2022 2021 Transmission 51% 50% Distribution 48% 49% Other 1% 1% At December 31, 2022 and 2021, Hydro One’s segments accounted for the Company’s total assets as follows: Year ended December 31 2022 2021 Transmission 60% 60% Distribution 38% 38% Other 2% 2% Transmission Segment Hydro One’s transmission business owns, operates and maintains Hydro One's transmission system, which accounts for approximately 92% (2021 - 98%) of Ontario’s transmission capacity based on revenue approved by the Ontario Energy Board (OEB). As at December 31, 2022, the Company's transmission business consists of the transmission system operated by subsidiaries of Hydro One Inc. (a wholly owned subsidiary of the Company), Hydro One Networks Inc. (Hydro One Networks) and Hydro One Sault Ste. Marie LP (HOSSM), as well as an approximately 66% interest in B2M Limited Partnership (B2M LP), and an approximately 55% interest in Niagara Reinforcement Limited Partnership (NRLP). The Company’s transmission business is rate- regulated and earns revenues mainly by charging transmission rates that are approved by the OEB. As at and for the year ended December 31 2022 2021 Electricity transmitted1 (MWh) 137,569,865 133,844,210 Transmission lines spanning the province (circuit-kilometres) 29,910 30,023 Rate base (millions of dollars) 14,450 13,745 Capital investments (millions of dollars) 1,209 1,320 Assets placed in-service (millions of dollars) 1,405 1,008 1 Electricity transmitted represents total electricity transmitted in Ontario by all transmitters. 1 Revenues, net of purchased power, is a non-GAAP financial measure. See section “Non-GAAP Financial Measures”. 16 Hydro One Limited Annual Report 2022

Management’s Discussion and Analysis Distribution Segment Hydro One’s distribution business is the largest in Ontario and consists of the distribution systems operated by Hydro One Inc.'s subsidiaries, Hydro One Networks, and Hydro One Remote Communities Inc. (Hydro One Remotes). The Company’s distribution business is rate- regulated and earns revenues mainly by charging distribution rates that are approved by the OEB, as well as amounts to recover the cost of purchased power. As at and for the year ended December 31 2022 2021 Electricity distributed to Hydro One customers (GWh) 30,803 29,966 Electricity distributed through Hydro One lines (GWh)1 40,875 40,433 Distribution lines spanning the province (circuit-kilometres) 125,013 124,825 Distribution customers (number of customers) 1,492,404 1,476,491 Rate base (millions of dollars) 9,155 8,854 Capital investments (millions of dollars) 899 787 Assets placed in-service (millions of dollars) 853 738 1 Units distributed through Hydro One lines represent total distribution system requirements and include electricity distributed to consumers who purchased power directly from the Independent Electricity System Operator (IESO). 2022 Distribution Revenues Embedded Distributors 7% Large Users 9% General Service 27%Residential 57% Other Segment Hydro One's other segment consists principally of its telecommunications business, which provides telecommunications support for the Company’s transmission and distribution businesses, as well as certain corporate activities. The telecommunication business is carried out by Hydro One's wholly- owned subsidiary, Acronym Solutions Inc. (Acronym). In addition to supporting Hydro One's regulated business segments, Acronym offers a comprehensive suite of Information Communications Technology solutions within a number of categories (including: Internet & Network, Security, Voice & Collaboration, Cloud and Managed IT) that extend beyond its fibre optic network, in a competitive commercial market. Acronym is not regulated by the OEB, however Acronym is registered with the Canadian Radio-television and Telecommunications Commission as a non-dominant, facilities-based carrier, providing broadband telecommunications services in Ontario with connections to Montreal, Quebec; Buffalo, New York; and Detroit, Michigan. Hydro One's other segment also includes the deferred tax asset which arose from the revaluation of the tax bases of Hydro One’s assets to fair market value when the Company transitioned from the provincial payments in lieu of tax regime to the federal tax regime at the time of the Company’s initial public offering in 2015. Furthermore, Hydro One's other segment also includes Aux Energy Inc., a wholly-owned subsidiary that provides energy solutions to commercial and industrial clients, and Ontario Charging Network LP, a joint venture that owns and operates electric vehicle fast charging stations across Ontario under the Ivy Charging Network brand, as well as certain corporate activities, and is not rate-regulated. Primary Factors Affecting Results of Operations Transmission Revenues Transmission revenues primarily consist of regulated transmission rates approved by the OEB which are charged based on the monthly peak electricity demand across Hydro One’s high-voltage network. Transmission rates are designed to generate revenues necessary to construct, upgrade, extend and support a transmission system with sufficient capacity to accommodate maximum forecasted demand and a regulated return on the Company’s investment. Peak electricity demand is primarily influenced by weather and economic conditions. Transmission revenues also include export revenues associated with transmitting electricity to markets outside of Ontario as well as ancillary revenues associated with providing maintenance services to power generators and from third-party land use. Distribution Revenues Distribution revenues primarily consist of regulated distribution rates approved by the OEB, as well as the recovery of purchased power costs. Distribution rates are designed to generate revenues necessary to construct and support the local distribution system with sufficient capacity to accommodate existing and new customer demand and a regulated return on the Company’s investment. Accordingly, distribution revenues are influenced by distribution rates, the cost of purchased power, and the amount of electricity the Company distributes. Distribution revenues also include ancillary distribution service revenues, such as fees related to the joint use of Hydro One’s distribution poles by the telecommunications and cable television industries, as well as miscellaneous revenues such as charges for late payments. Purchased Power Costs Purchased power costs are incurred by the distribution business and represent the cost of the electricity purchased by the Company for delivery to customers within Hydro One’s distribution service territory. These costs are comprised of: (i) the wholesale commodity cost of energy; (ii) the Global Adjustment, which is the difference between the guaranteed price and the money the generators earn in the wholesale Hydro One Limited Annual Report 2022 17

Management’s Discussion and Analysis marketplace; and (iii) the wholesale market service and transmission charges levied by the IESO. Hydro One passes on the cost of electricity that it delivers to its customers, and is therefore not exposed to wholesale electricity commodity price risk. Operation, Maintenance and Administration Costs OM&A costs are incurred to support the operation and maintenance of the transmission and distribution systems, and include other costs such as property taxes related to transmission and distribution stations and buildings, and the operation of information technology (IT) systems. Transmission OM&A costs are required to sustain the Company’s high-voltage transmission stations, lines, and rights-of-way, and include preventive and corrective maintenance costs related to power equipment, overhead transmission lines, transmission station sites, and forestry control to maintain safe distances between line spans and trees. Distribution OM&A costs are required to maintain the Company’s low-voltage distribution system to provide safe and reliable electricity to the Company's residential, small business, commercial, and industrial customers across the province. These include costs related to distribution line clearing and forestry control to reduce power outages caused by trees, line maintenance and repair, land assessment and remediation, as well as issuing timely and accurate bills and responding to customer inquiries. Hydro One manages its costs through ongoing efficiency and productivity initiatives, while continuing to complete planned work programs associated with the development and maintenance of its transmission and distribution networks. Depreciation, Amortization and Asset Removal Costs Depreciation and amortization costs relate primarily to depreciation of the Company’s property, plant and equipment, and amortization of certain intangible assets and regulatory assets. Asset removal costs consist of costs incurred to remove property, plant and equipment where no asset retirement obligations have been recorded on the balance sheet. Financing Charges Financing charges relate to the Company’s financing activities, and include interest expense on the Company’s long-term debt and short- term borrowings, as well as gains and losses on interest rate swap agreements, foreign exchange or other similar contracts, net of interest earned on short-term investments. A portion of financing charges incurred by the Company is capitalized to the cost of property, plant and equipment associated with the periods during which such assets are under construction before being placed in-service. Results of Operations Net Income Net income attributable to common shareholders of Hydro One for the year ended December 31, 2022 of $1,050 million is an increase of $85 million, or 8.8%, from the prior year. Significant influences on the change in net income attributable to common shareholders of Hydro One included: ● higher revenues, net of purchased power,2 resulting from: — an increase in transmission revenues due to OEB-approved 2022 transmission rates, higher peak demand and the recognition of conservation and demand management (CDM) revenues following receipt of the OEB's Decision and Order approving Hydro One's Joint Rate Application (JRAP) Settlement Proposal in November 2022 (JRAP Decision); and — an increase in distribution revenues, net of purchased power,2 mainly due to OEB-approved 2022 distribution rates. ● higher OM&A costs primarily resulting from higher work program expenditures including environmental management, stations and lines maintenance, and IT initiatives. ● higher depreciation, amortization and asset removal costs due to growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program, as well as higher asset removal costs primarily resulting from storm restoration efforts, partially offset by a gain realized on the sale of surplus property. ● higher financing charges attributable to the recognition of carrying charges associated with the recovery of deferred tax asset (DTA) amounts previously shared with ratepayers (DTA Recovery Amounts) pursuant to the OEB's decision in April 2021 (DTA Implementation Decision) in the second quarter of 2021, as well as higher weighted- average interest rates on short-term notes. ● higher income tax expense primarily attributable to: — higher pre-tax earnings adjusted for the impact of the DTA Recovery Amounts pursuant to the DTA Implementation Decision; partially offset by — higher deductible timing differences compared to the prior year. Revenue was also positively impacted by the DTA Implementation Decision. In its decision, the OEB approved recovery of DTA amounts allocated to ratepayers and included in customer rates for the 2017 to 2021 period plus carrying charges over a two-year recovery period commencing on July 1, 2021. In addition, the DTA Implementation Decision required that Hydro One adjust the transmission revenue requirement and base distribution rates effective January 1, 2022 to eliminate any further tax savings flowing to customers. These impacts are partially offset by the impact of a regulatory adjustment recognized following receipt of the JRAP decision which resulted from the deduction of capitalized overheads for tax purposes in excess of those deducted for rate making purposes (Capitalized Overhead Tax Variance). Together these items are offset by a net increase in tax expense and are therefore net income neutral in the period. See section "Regulation" for additional details. EPS EPS was $1.75 for the year ended December 31, 2022, compared to EPS of $1.61 in 2021. The increase in EPS was primarily driven by the impact of higher earnings year over year, as noted above. 2 Revenues, net of purchased power, is a non-GAAP financial measure. See the section “Non-GAAP Financial Measures”. 18 Hydro One Limited Annual Report 2022

Management’s Discussion and Analysis Revenues Year ended December 31 (millions of dollars, except as otherwise noted) 2022 2021 Change Transmission 2,077 1,824 13.9% Distribution 5,660 5,359 5.6% Other 43 42 2.4% Total revenues 7,780 7,225 7.7% Transmission 2,077 1,824 13.9% Distribution revenues, net of purchased power1 1,936 1,780 8.8% Other 43 42 2.4% Total revenues, net of purchased power1 4,056 3,646 11.2% Transmission: Average monthly Ontario 60-minute peak demand (MW) 20,368 19,915 2.3% Distribution: Electricity distributed to Hydro One customers (GWh) 30,803 29,966 2.8% 1 Revenues, net of purchased power, is a non-GAAP financial measure. See section “Non-GAAP Financial Measures”. Transmission Revenues Transmission revenues increased by 13.9% compared to the year ended December 31, 2021, primarily due to the following: ● higher revenues resulting from OEB-approved 2022 rates; ● higher peak demand; and ● positive regulatory adjustments, including the recognition of CDM revenues following the receipt of the JRAP Decision which was partially offset by a deferred adjustment associated with the OEB- approved Earnings Sharing Mechanism; partially offset by ● net income neutral items, including DTA Recovery Amounts and the adjustment to transmission revenue requirement effective January 1, 2022 to cease sharing of DTA amounts going forward, pursuant to the DTA Implementation Decision which was partially offset by a regulatory adjustment associated with the Capitalized Overhead Tax Variance. The net increase in revenue is offset by a corresponding net increase in tax expense.. Distribution Revenues Distribution revenues increased by 5.6% compared to the year ended December 31, 2021, primarily due to the following: ● higher purchased power costs, which are fully recovered from ratepayers and are thus net income neutral; ● higher revenues resulting from OEB-approved 2022 rates; and ● a lower deferred regulatory adjustment associated with the Earnings Sharing Mechanism in 2022; partially offset by ● net income neutral items, including DTA Recovery Amounts and the adjustment to base distribution rates effective January 1, 2022 to cease sharing of DTA amounts going forward, pursuant to the DTA Implementation Decision which was partially offset by a regulatory adjustment associated with the Capitalized Overhead Tax Variance. The net increase in revenue is offset by a corresponding net increase in tax expense. Distribution revenues, net of purchased power,3 increased by 8.8% during the year ended December 31, 2022, primarily due to the reasons noted above, adjusted for the recovery of purchased power costs. 3 Revenues, net of purchased power, is a non-GAAP financial measure. See section “Non-GAAP Financial Measures”. OM&A Costs Year ended December 31 (millions of dollars) 2022 2021 Change Transmission 445 397 12.1% Distribution 739 658 12.3% Other 74 57 29.8% 1,258 1,112 13.1% Transmission OM&A Costs Transmission OM&A costs were 12.1% higher than the year ended December 31, 2021, primarily due to: ● higher work program expenditures including those related to a higher volume of maintenance work on stations, lines and facilities; ● higher property taxes; and ● higher corporate support costs; partially offset by ● lower project write-offs. Distribution OM&A Costs Distribution OM&A costs were 12.3% higher than the year ended December 31, 2021, primarily due to: ● higher work program expenditures related to emergency restoration, environmental management, IT initiatives and customer programs as well as increased spend on technical studies; ● costs related to storm restoration efforts that have been recovered from third parties and are offset in revenue, therefore net income neutral; Hydro One Limited Annual Report 2022 19

Management’s Discussion and Analysis ● higher project write-offs; and ● higher allowance for doubtful accounts; partially offset by ● costs associated with the integration of the Peterborough Distribution and Orillia Power operations in the prior year. Depreciation, Amortization and Asset Removal Costs Depreciation, amortization and asset removal costs increased by $44 million, or 4.8%, for the year ended December 31, 2022, primarily due to growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program, and higher asset removal costs primarily resulting from storm-related asset replacements. These increases were partially offset by a gain realized on the sale of surplus property in the fourth quarter of 2022. Financing Charges Financing charges increased by $25 million, or 5.4%, for the year ended December 31, 2022, primarily due to higher weighted-average interest rates on short-term notes and the recognition of carrying charges associated with the DTA Recovery Amounts pursuant to the DTA Implementation Decision in the prior year, which were partially offset by the change in gains and losses on interest-rate swap agreements year over year. Income Tax Expense Income taxes are accounted for using the asset and liability method. Current taxes are recorded based on the taxes expected to be paid in respect of the current and prior years’ taxable income. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts and the respective tax basis of assets and liabilities including carryforward unused tax losses and credits. As prescribed by the regulators, the Company recovers income taxes in revenues from ratepayers based on estimate of current tax expense in respect of regulated operations. The amounts of deferred income taxes related to regulated operations, which are considered to be more likely- than-not of recovery from, or refund to, ratepayers in future periods are recognized as deferred income tax regulatory assets or liabilities, with an offset to deferred tax expense. Therefore the consolidated tax expense or recovery for the current period is based on the total current and deferred tax expense or recovery, net of the regulatory accounting offset to deferred tax expense arising from temporary differences recoverable from or refundable to customers in the future. Income tax expense was $288 million for the year ended December 31, 2022, compared to $178 million in 2021. The $110 million increase in income tax expense for the year ended December 31, 2022 was primarily attributable to: ● net income neutral items, including incremental tax expense relating to the DTA Implementation Decision which was partially offset by the tax recovery relating to Capitalized Overhead Tax Variance. The net tax expense is offset by a corresponding net increase in revenue; and ● higher pre-tax earnings adjusted for the DTA Implementation Decision and Capitalized Overhead Tax Variance; partially offset by ● higher deductible timing differences compared to the prior year. The Company realized an effective tax rate (ETR) of approximately 21.4% for the year ended December 31, 2022 compared to approximately 15.5% realized in 2021. The increase of 5.9% was primarily attributable to the factors noted above. Common Share Dividends In 2022, the Company declared and paid cash dividends to common shareholders as follows: Date Declared Record Date Payment Date Amount per Share Total Amount (millions of dollars) February 24, 2022 March 16, 2022 March 31, 2022 $ 0.2663 159 May 4, 2022 June 8, 2022 June 30, 2022 $ 0.2796 168 August 8, 2022 September 14, 2022 September 29, 2022 $ 0.2796 167 November 10, 2022 December 14, 2022 December 30, 2022 $ 0.2796 168 662 Following the conclusion of the fourth quarter of 2022, the Company declared a cash dividend to common shareholders as follows: Date Declared Record Date Payment Date Amount per Share Total Amount (millions of dollars) February 13, 2023 March 15, 2023 March 31, 2023 $ 0.2796 167 20 Hydro One Limited Annual Report 2022

Management’s Discussion and Analysis Selected Annual Financial Statistics Year ended December 31 (millions of dollars, except per share amounts) 2022 2021 2020 Revenues 7,780 7,225 7,290 Net income to common shareholders of Hydro One 1,050 965 1,770 Basic EPS $ 1.75 $ 1.61 $ 2.96 Diluted EPS $ 1.75 $ 1.61 $ 2.95 Basic Adjusted EPS1 $ 1.75 $ 1.61 $ 1.51 Diluted Adjusted EPS1 $ 1.75 $ 1.61 $ 1.51 Dividends per common share declared $ 1.11 $ 1.05 $ 1.00 Dividends per preferred share declared2 n/a n/a $ 1.20 As at December 31 (millions of dollars) 2022 2021 2020 Total assets 31,457 30,383 30,294 Total non-current financial liabilities3 13,073 13,066 12,813 1 Adjusted EPS (basic and diluted) are non-GAAP financial measures. See the section "Non-GAAP Financial Measures". 2 Preferred dividends per share are calculated using the weighted average number of preferred shares outstanding during each year. The preferred share dividends paid in 2020 were $18 million. All the preferred shares were redeemed on November 20, 2020. 3 Total non-current financial liabilities include long-term debt, long-term lease obligations, derivative liabilities, and long-term accounts payable. Net Income - 2021 compared to 2020 Net income attributable to common shareholders of Hydro One for the year ended December 31, 2021 of $965 million is a decrease of $805 million, or 45.5%, from the prior year. Significant influences on net income included: ● higher revenues, net of purchased power4, primarily resulting from: — an increase in distribution revenues, net of purchased power4, primarily due to OEB-approved distribution rates, DTA Recovery Amounts pursuant to the DTA Implementation Decision, and the temporary suspension of late payment charges in the prior year, which were accompanied by the Company's efforts to help customers access relief programs, including flexible payment options; and — an increase in transmission revenues mainly due to OEB- approved 2021 transmission rates and DTA Recovery Amounts pursuant to the DTA Implementation Decision, partially offset by the recognition of CDM revenues in the prior year following receipt of the 2020 OEB's Decision on transmission rates as well as higher regulatory adjustments. ● higher OM&A costs primarily resulting from: — higher work program expenditures including IT initiatives, emergency restoration efforts, and vegetation management; — higher project write-offs in 2021; and — lower insurance proceeds received in 2021; partially offset by — lower costs related to COVID-19. 4 Revenues, net of purchased power, is a non-GAAP financial measure. See section “Non-GAAP Financial Measures”. ● higher depreciation, amortization and asset removal costs due to growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program, as well as higher environmental spend and higher asset removal cost. ● higher income tax expense primarily attributable to: — income tax recovery recorded in the prior year following the July 2020 decision of the Ontario Divisional Court (ODC Decision) (see section "Regulation - Deferred Tax Asset"); — income tax expense relating to the DTA Recovery Amounts pursuant to the DTA Implementation Decision; and — higher pre-tax earnings and lower net deductible timing differences. Further contributing to the year-over-year impact on net income attributable to common shareholders was the redemption of the Series 1 Preferred Shares announced in the third quarter of 2020. EPS and Adjusted EPS - 2021 compared to 2020 EPS was $1.61 for the year ended December 31, 2021, compared to EPS of $2.96 in 2020. The decrease in EPS was primarily driven by the impact of lower earnings year over year, as noted above. Adjusted EPS5, which adjusts for impacts of the ODC Decision, was $1.61 for the year ended December 31, 2021 compared to $1.51 in 2020. The increase in Adjusted EPS5 was driven by changes in net income for the year ended December 31, 2021, as discussed above, but excluding the impacts of the ODC Decision. 5 Adjusted EPS, is a non-GAAP financial measure. See section “Non-GAAP Financial Measures”. Hydro One Limited Annual Report 2022 21

Management’s Discussion and Analysis Quarterly Results of Operations Quarter ended (millions of dollars, except EPS and ratio) Dec 31, 2022 Sep 30, 2022 Jun 30, 2022 Mar 31, 2022 Dec 31, 2021 Sep 30, 2021 Jun 30, 2021 Mar 31, 2021 Revenues 1,862 2,031 1,840 2,047 1,779 1,913 1,722 1,811 Purchased power 895 963 852 1,014 914 933 838 894 Revenues, net of purchased power1 967 1,068 988 1,033 865 980 884 917 Net income to common shareholders 178 307 255 310 159 300 238 268 Basic EPS $ 0.30 $ 0.51 $ 0.43 $ 0.52 $ 0.27 $ 0.50 $ 0.40 $ 0.45 Diluted EPS $ 0.30 $ 0.51 $ 0.42 $ 0.52 $ 0.26 $ 0.50 $ 0.40 $ 0.45 Earnings coverage ratio2 3.3 3.3 3.3 3.2 3.1 3.1 3.0 2.9 1 Revenues, net of purchased power is a non-GAAP financial measure. See section “Non-GAAP Financial Measures”. 2 Earnings coverage ratio is a non-GAAP ratio. Non-GAAP ratios do not have a standardized meaning under GAAP, which is used to prepare the Company’s Consolidated Financial Statements and might not be comparable to similar financial measures presented by other entities. See section “Non-GAAP Financial Measures” for a discussion of this non-GAAP ratio and its component elements. Variations in revenues and net income over the quarters are primarily due to the impact of seasonal weather conditions on customer demand and market pricing, as well as timing of regulatory decisions. Capital Investments The Company makes capital investments to maintain the safety, reliability and integrity of its transmission and distribution system assets and to provide for the ongoing growth and modernization required to meet the expanding and evolving needs of its customers and the electricity market. This is achieved through a combination of sustaining capital investments, which are required to support the continued operation of Hydro One’s existing assets, and development capital investments, which involve additions to both existing assets and large-scale projects such as new transmission lines and transmission stations. Assets Placed In-Service The following table presents Hydro One’s assets placed in-service during the years ended December 31, 2022 and 2021: Year ended December 31 (millions of dollars) 2022 2021 Change Transmission 1,405 1,008 39.4% Distribution 853 738 15.6% Other 9 11 (18.2%) Total assets placed in-service 2,267 1,757 29.0% Transmission Assets Placed In-Service Transmission assets placed in-service increased by $397 million, or 39.4%, during the year ended December 31, 2022, compared to the year ended December 31, 2021, primarily due to the following: ● substantial completion of the end-of-life air blast circuit breakers replacement at Bruce B Switching Station; ● timing of assets placed in-service for major development projects including the new Lakeshore Transmission Station (TS) and the Wataynikaneyap Line to Pickle Lake Connection, partially offset by the East-West Tie Connection; ● higher investments associated with customer connections placed in-service; and ● higher volume of transmission line refurbishments and replacements; partially offset by ● substantial completion of the new Ontario grid control centre in the City of Orillia in 2021. Distribution Assets Placed In-Service Distribution assets placed in-service increased by $115 million, or 15.6%, during the year ended December 31, 2022, compared to the year ended December 31, 2021, primarily due to the following: ● higher volume of storm-related asset replacements following storms in May and December 2022; ● partial in-service of the South Middle Road feeder development project; ● higher volume of assets placed in-service associated with customer connections; and ● investment placed in-service for the Dunnville Operation Centre; partially offset by ● substantial completion of the new Ontario grid control centre in the City of Orillia in 2021; and ● lower volume of work on line refurbishments and wood pole replacements. 22 Hydro One Limited Annual Report 2022

Management’s Discussion and Analysis Capital Investments The following table presents Hydro One’s capital investments during the years ended December 31, 2022 and 2021: Year ended December 31 (millions of dollars) 2022 2021 Change Transmission Sustaining 897 906 (1.0%) Development 214 296 (27.7%) Other 98 118 (16.9%) 1,209 1,320 (8.4%) Distribution Sustaining 433 335 29.3% Development 383 332 15.4% Other 83 120 (30.8%) 899 787 14.2% Other 24 18 33.3% Total capital investments 2,132 2,125 0.3% Total 2022 capital investments of $2,132 million were largely in-line with the previously disclosed expected amount of $2,045 million. Transmission Capital Investments Transmission capital investments decreased by $111 million, or 8.4%, in the year ended December 31, 2022 compared to the year ended December 31, 2021, primarily due to the following: ● timing of work on major development projects; ● lower volume of station refurbishments and replacements; ● investment in the new Ontario grid control centre in the City of Orillia in 2021; and ● lower volume of work on customer connections; partially offset by ● higher volume of transmission line refurbishments and replacements; ● higher spend on minor fixed asset and spare transformer purchases; and ● higher spend on demand capital investment. Distribution Capital Investments Distribution capital investments increased by $112 million, or 14.2%, in the year ended December 31, 2022 compared to the year ended December 31, 2021, primarily due to the following: ● higher spend on storm-related asset replacements following the storms in May and December 2022; ● higher volume of work on customer connections; and ● higher spend on system capability reinforcement projects; partially offset by ● lower volume of line refurbishments and wood pole replacements; and ● investment in the new Ontario grid control centre in the City of Orillia in the prior year. Major Transmission Capital Investment Projects The following table summarizes the status of significant transmission projects at December 31, 2022: Project Name Location Type Anticipated In-Service Date Estimated Cost Capital Cost To Date Development Projects: (year) (millions of dollars) Barrie Area Transmission Upgrade Barrie-Innisfil Southern Ontario Upgraded transmission line and stations 2023 125 62 East-West Tie Station Expansion1 Northern Ontario New transmission connection and station expansion 2024 191 182 Waasigan Transmission Line2 Thunder Bay-Atikokan-Dryden Northwestern Ontario New transmission line and station expansion 2024 68 38 Chatham to Lakeshore Transmission Line3 Southwestern Ontario New transmission line and station expansion 2025 268 30 St. Clair Transmission Line4 Southwestern Ontario New transmission line and station expansion 2025 38 48 Longwood to Lakeshore Transmission Line5 Southwestern Ontario New transmission line and station expansion TBD TBD TBD Second Longwood to Lakeshore Transmission Line5 Southwestern Ontario New transmission line and station expansion TBD TBD TBD Lakeshore to Windsor Transmission Line5 Southwestern Ontario New transmission line and station expansion TBD TBD TBD Hydro One Limited Annual Report 2022 23

Management’s Discussion and Analysis Sustainment Projects: Beck #2 Transmission Station Circuit Breaker Replacement Niagara area Southwestern Ontario Station sustainment 2023 135 113 Cherrywood Transmission Station Circuit Breaker Replacement Pickering Central Ontario Station sustainment 2023 115 90 Bruce B Switching Station Circuit Breaker Replacement Tiverton Southwestern Ontario Station sustainment 2024 185 166 Middleport Transmission Station Circuit Breaker Replacement Middleport Southwestern Ontario Station sustainment 2025 184 117 Lennox Transmission Station Circuit Breaker Replacement Napanee Southeastern Ontario Station sustainment 2026 152 116 Esplanade x Terauley Underground Cable Replacement Toronto Southwestern Ontario Line sustainment 2026 117 11 1 The East-West Tie Station Expansion project has been placed in-service in phases, with significant portions of the project placed in-service over the 2021-22 period, and final project in-service expected in 2024. 2 The estimated cost of the Waasigan Transmission Line relates to the development phase of the project and the anticipated in-service date reflects the anticipated completion date of the development phase only. On May 4, 2022 and November 18, 2022, Hydro One entered into agreements with First Nations communities that provide them the opportunity to acquire 50% ownership in the project. Completion of the line remains subject to stakeholder consultation and regulatory approvals. 3 The Chatham to Lakeshore Transmission Line project includes the line and associated facilities and is further discussed in the section “Other Developments - Supporting Critical Infrastructure in Southwestern Ontario”. 4 The estimated cost of the St. Clair Transmission Line relates to the development phase of the project and the anticipated in-service date reflects the anticipated completion date of the development phase only. Completion of the line remains subject to stakeholder consultation and regulatory approvals. 5 The scope and timing of these Southwestern Ontario transmission reinforcements are currently under review. Future Capital Investments The Company estimates future capital investments based on management’s expectations of the amount of capital expenditures that will be required to provide transmission and distribution services that are efficient, reliable, and provide value for customers, consistent with the OEB’s Renewed Regulatory Framework. The 2023 to 2027 capital estimates differ from prior disclosures as the Company has updated its plan for timing and pacing of future capital investments, as well as re-prioritization of work. The overall increase in the transmission business is primarily related to projects outside of the OEB-approved JRAP investment plan. The following tables summarize Hydro One’s annual projected capital investments for 2023 to 2027 by business segment and by category: By business segment: (millions of dollars) 2023 2024 2025 2026 2027 Transmission1 1,565 1,547 1,446 1,475 1,539 Distribution 924 1,027 1,043 1,001 989 Other 23 18 15 11 10 Total capital investments3 2,512 2,592 2,504 2,487 2,538 By category: (millions of dollars) 2023 2024 2025 2026 2027 Sustainment 1,534 1,658 1,629 1,548 1,480 Development1 693 711 669 730 891 Other2 285 223 206 209 167 Total capital investments3 2,512 2,592 2,504 2,487 2,538 1 Figures include investments in certain development projects of Hydro One Networks not included in the investment plan approved by the OEB in the JRAP decision. 2 "Other" capital expenditures include investments in fleet, real estate, IT, and operations technology and related functions. 3 On March 29, 2021, the IESO requested Hydro One initiate work to develop and construct a new transmission line between Chatham and Lambton (the St Clair Line) to support agricultural growth in Southwestern Ontario. On March 31, 2022, the Minister of Energy directed the OEB to amend Hydro One Networks' transmission licence to require it to develop and seek approvals for this and three other priority transmission lines to meet growing demand in Southwestern Ontario (see section “Other Developments”). The future capital investments presented do not include capital expenditures of the three additional lines, as Hydro One is currently evaluating the scope and timing of this work. 24 Hydro One Limited Annual Report 2022

Management’s Discussion and Analysis Summary of Sources and Uses of Cash Hydro One’s primary sources of cash flows are funds generated from operations, capital market debt issuances and bank credit facilities that are used to satisfy Hydro One’s capital resource requirements, including the Company’s capital expenditures, servicing and repayment of debt, and dividend payments. Year ended December 31 (millions of dollars) 2022 2021 Net cash from operating activities 2,260 2,149 Net cash used in financing activities (197) (303) Net cash used in investing activities (2,073) (2,063) Decrease in cash and cash equivalents (10) (217) Net cash from operating activities Cash from operating activities increased by $111 million for the year ended December 31, 2022 compared to the same period of 2021. The increase was impacted by various factors, including the following: ● higher pre-tax earnings; and ● the impacts of the DTA Implementation Decision recognized in the year; partially offset by ● decrease in net working capital deficiency primarily attributable to higher receivables including those from the IESO associated with provincial funding programs, partially offset by a higher cost of power payable to the IESO related to the global adjustment rate; and ● changes to regulatory account balances. Net cash used in financing activities Cash used in financing activities decreased by $106 million for the year ended December 31, 2022, compared to the same period of 2021. This was impacted by various factors, including the following: Uses of cash ● the Company repaid $6,000 million of short-term notes in 2022, compared to $3,905 million repaid in 2021. ● the Company repaid $603 million of long-term debt in 2022, compared to $804 million repaid in 2021. ● common share dividends paid in 2022 were $662 million, compared to dividends of $629 million paid in 2021. Sources of cash ● the Company received proceeds of $6,335 million from the issuance of short-term notes in 2022, compared to $4,150 million received in 2021. ● the Company issued $750 million of long-term debt in 2022, compared to $900 million of long-term debt issued in 2021. Net cash used in investing activities Cash used in investing activities for the year ended December 31, 2022 was $10 million higher than the same period of 2021 as a result of higher capital investments in the current year. See section “Capital Investments” for comparability of capital investments made by the Company during the year ended December 31, 2022 compared to the prior year. Liquidity and Financing Strategy Short-term liquidity is provided through FFO,6 Hydro One Inc.’s commercial paper program, and the Company’s consolidated bank credit facilities. Under the commercial paper program, Hydro One Inc. is authorized to issue up to $2,300 million in short-term notes with a term to maturity of up to 365 days. At December 31, 2022, Hydro One Inc. had $1,374 million in commercial paper borrowings outstanding, compared to $1,045 million outstanding at December 31, 2021. The Company also has revolving bank credit facilities (Operating Credit Facilities) with a total available balance of $2,550 million at December 31, 2022. In January 2022, Hydro One successfully amended its Operating Credit Facilities to incorporate environmental, social and governance (ESG) targets. The facilities now include a pricing adjustment which can increase or decrease Hydro One’s cost of funding based on its performance on certain Sustainability Performance Measures, which are related to Hydro One's sustainability goals. On January 12, 2023, Hydro One published a Sustainable Financing Framework (Framework), which allows the Company and its subsidiaries to issue sustainable financing instruments and allocate the net proceeds to investments in eligible green and social project categories. On June 1, 2022, the maturity date for the Operating Credit Facilities was extended from 2026 to 2027. No amounts were drawn on the Operating Credit Facilities at December 31, 2022 or 2021. The Company may use the Operating Credit Facilities for working capital and general corporate purposes. The short-term liquidity under the commercial paper program, the Operating Credit Facilities, available cash on hand and anticipated levels of FFO6 are expected to be sufficient to fund the Company’s operating requirements. At December 31, 2022, the Company had long-term debt outstanding in the principal amount of $13,801 million, which included $425 million of long-term debt issued by Hydro One, $13,245 million of long-term debt issued by Hydro One Inc., and long-term debt in the principal amount of $131 million issued by HOSSM. The long-term debt issued by Hydro One was issued under its short form base shelf prospectus (Universal Base Shelf Prospectus), as further described below. The majority of long- term debt issued by Hydro One Inc. has been issued under its Medium Term Note (MTN) Program, as further described below. The Company's total long-term debt consists of notes and debentures that mature between 2023 and 2064, and at December 31, 2022, had a weighted- average term to maturity of approximately 14.0 years (2021 - 14.8 years) and a weighted-average coupon rate of 3.9% (2021 - 3.8%). 6 FFO is a non-GAAP financial measure. See section “Non-GAAP Financial Measures”. Hydro One Limited Annual Report 2022 25

Management’s Discussion and Analysis In June 2022, Hydro One Inc. filed a short form base shelf prospectus in connection with its MTN Program, which has a maximum authorized principal amount of notes issuable of $4,000 million, and expires in July 2024. At December 31, 2022, $3,250 million remained available for issuance under the MTN Program prospectus. On January 27, 2023, Hydro One Inc. issued $1,050 million of long-term debt under its MTN program, consisting of $300 million (Series 53 notes) maturing in 2029 with a coupon rate of 3.93%, $450 million (Series 54 notes) maturing in 2033 with a coupon rate of 4.16% and $300 million (Series 55 notes) maturing in 2053 with a coupon rate of 4.46%. This represents Hydro One's first issuance of medium-term notes pursuant to the Framework. On August 15, 2022, Hydro One filed the Universal Base Shelf Prospectus with securities regulatory authorities in Canada to replace a previous prospectus that would otherwise have expired in September 2022. The Universal Base Shelf Prospectus allows Hydro One to offer, from time to time in one or more public offerings, up to $2,000 million of debt, equity or other securities, or any combination thereof, during the 25-month period ending on September 16, 2024. At December 31, 2022, no securities have been issued under the Universal Base Shelf Prospectus. On November 22, 2022, Hydro One Holdings Limited (HOHL) filed a short form base shelf prospectus (US Debt Shelf Prospectus) with securities regulatory authorities in Canada and the US to replace a previous prospectus that would otherwise have expired in January 2023. The US Debt Shelf Prospectus allows HOHL to offer, from time to time in one or more public offerings, up to US$3,000 million of debt securities, unconditionally guaranteed by Hydro One, expiring in December 2024. At December 31, 2022, no securities have been issued under the US Debt Shelf Prospectus. Compliance At December 31, 2022, the Company was in compliance with all financial covenants and limitations associated with the outstanding borrowings and credit facilities. Credit Ratings Various ratings organizations review the Company’s and Hydro One Inc.’s debt ratings from time to time. These ratings organizations may take various actions, positive or negative. The Company cannot predict what actions rating agencies may take in the future. The failure to maintain the Company’s current credit ratings could adversely affect the Company’s financial condition and results of operations, and a downgrade in the Company’s credit ratings could restrict the Company’s ability to access debt capital markets and increase the Company’s cost of debt. At December 31, 2022, Hydro One’s long-term credit ratings were as follows: Rating Agency Long-term Debt Rating DBRS A S&P BBB+ At December 31, 2022, Hydro One Inc.’s long-term and short-term debt ratings were as follows: Rating Agency Short-term Debt Rating Long-term Debt Rating DBRS R-1 (low) A (high) Moody's Prime-2 A3 S&P A-1 (low) A- Effect of Interest Rates The Company is exposed to fluctuations of interest rates as its regulated return on equity (ROE) is derived using a formulaic approach that takes into account changes in benchmark interest rates for Government of Canada debt and the A-rated utility corporate bond yield spread. The Company issues debt from time to time to refinance maturing debt and for general corporate purposes. The Company is therefore exposed to fluctuations in interest rates in relation to such issuances of debt. See section “Risk Management and Risk Factors - Risks Relating to Hydro One’s Business - Market, Financial Instrument and Credit Risk” for more details. Pension Plan In 2022, Hydro One made cash contributions of $89 million to its pension plan, compared to cash contributions of $62 million in 2021, and incurred $53 million in net periodic pension benefit costs, compared to $194 million incurred in 2021. In September 2022, Hydro One filed a triennial actuarial valuation of its pension plan at December 31, 2021. Based on this valuation, Hydro One estimates that total Company pension contributions for 2023, 2024, 2025, 2026 and 2027 are approximately $91 million, $101 million, $103 million, $106 million, and $109 million, respectively. Future minimum contributions beyond 2024 will be updated following the actuarial funding valuation as of December 31, 2024, which is expected to be filed by no later than September 30, 2025. Should Hydro One elect to file a valuation earlier than required, contributions for 2023 and 2024 would also be updated, as applicable. As a result of the transfer of 234 Inergi LP employees to Hydro One that occurred over a period ending January 1, 2022, the assets and liabilities of the Inergi Pension Plan will be transferred to the Hydro One Pension Plan (the Plan). The value of these assets and liabilities will be included in the Plan as of the date of transfer, which is expected to occur sometime in 2023. The Company’s pension benefits obligation is impacted by various assumptions and estimates, such as the discount rate, rate of return on plan assets, rate of cost of living increase and mortality assumptions. A full discussion of the significant assumptions and estimates can be found in the section “Critical Accounting Estimates - Employee Future Benefits”. 26 Hydro One Limited Annual Report 2022

Management’s Discussion and Analysis Other Obligations Off-Balance Sheet Arrangements There are no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. Summary of Contractual Obligations and Other Commercial Commitments The following table presents a summary of Hydro One’s debt and other major contractual obligations and commercial commitments: As at December 31, 2022 (millions of dollars) Total Less than 1 year 1-3 years 3-5 years More than 5 years Contractual obligations (due by year) Long-term debt - principal repayments 13,801 731 1,450 925 10,695 Long-term debt - interest payments 8,117 518 1,008 952 5,639 Short-term notes payable 1,374 1,374 — — — Pension contributions1 510 91 204 215 — Environmental and asset retirement obligations 138 28 40 4 66 Outsourcing and other agreements 222 191 17 1 13 Lease obligations 59 14 21 17 7 Long-term software/meter agreement 32 12 15 2 3 Total contractual obligations 24,253 2,959 2,755 2,116 16,423 Other commercial commitments (by year of expiry) Operating Credit Facilities2 2,550 — — 2,550 — Letters of credit3 188 186 2 — — Guarantees4 517 517 — — — Total other commercial commitments 3,255 703 2 2,550 — 1 Contributions to the Hydro one Pension Plan are based on actuarial reports, including valuations performed at least every three years, and actual or projected levels of pensionable earnings, as applicable. The most recent actuarial valuation was performed effective December 31, 2021 and filed on September 26, 2022. See section "Liquidity and Financing Strategy - Pension Plan" 2 On June 1, 2022, the maturity dates for the Operating Credit Facilities were extended from June 2026 to June 2027. 3 Letters of credit consist of $163 million letters of credit related to retirement compensation arrangements, a $18 million letter of credit provided to the IESO for prudential support, $4 million in letters of credit to satisfy debt service reserve requirements, and $3 million in letters of credit for various operating purposes. 4 Guarantees consist of $475 million prudential support provided to the IESO by Hydro One Inc. on behalf of its subsidiaries, as well as guarantees provided by Hydro One to the Minister of Natural Resources (Canada) and ONroute of $7 million and $30 million, respectively, relating to OCN LP (OCN Guarantee) and $5 million relating to Aux Energy Inc., the Company's indirect subsidiary. Ontario Power Generation Inc. (OPG) has provided a $2.5 million guarantee to Hydro One related to the OCN Guarantee. Share Capital The common shares of Hydro One are publicly traded on the Toronto Stock Exchange (TSX) under the trading symbol "H". Hydro One is authorized to issue an unlimited number of common shares. The amount and timing of any dividends payable by Hydro One is at the discretion of the Hydro One Board of Directors (Board) and is established on the basis of Hydro One’s results of operations, maintenance of its deemed regulatory capital structure, financial condition, cash requirements, the satisfaction of solvency tests imposed by corporate laws for the declaration and payment of dividends and other factors that the Board may consider relevant. At February 13, 2023, Hydro One had 598,714,704 issued and outstanding common shares. The Company is authorized to issue an unlimited number of preferred shares, issuable in series. At February 13, 2023, the Company had no preferred shares issued and outstanding. The number of additional common shares of Hydro One that would be issued if all outstanding awards under the share grant plans were vested and exercised at February 13, 2023 was 2,225,740. Regulation Electricity Rates - Joint Rate Application In March 2018, the OEB issued a letter (OEB Letter) requesting Hydro One Networks file a single application for distribution rates and transmission revenue requirement for the period from 2023 to 2027. The OEB Letter had indicated that Hydro One Remotes should be included in the single application, however, this requirement was later removed by the OEB. On August 5, 2021, Hydro One Networks filed a custom JRAP for 2023- 2027. The JRAP included a proposed investment plan supporting the transmission and distribution revenue requirements. On March 31, 2022, Hydro One Networks filed updated evidence reflecting the impacts of updated inflation assumptions on the proposed investment plan as well as updated load forecasts. On October 24, 2022, Hydro One and the other parties involved in the JRAP proceeding entered into a Settlement Agreement, which was submitted to the OEB for approval. On November 16, 2022, Hydro One updated its revenue requirement to reflect the OEB's cost of capital parameters which were issued October 20, 2022. On November 29, the OEB issued a Decision and Order approving the JRAP Settlement Proposal in full. This marks the end of the JRAP proceeding. The following table lists the rate base and revenue requirements arising from the approved settlement: Hydro One Limited Annual Report 2022 27

Management’s Discussion and Analysis Hydro One Networks - Transmission Hydro One Networks - Distribution Year Rate Base Revenue Requirement Rate Base Revenue Requirement 2023 $14,534 million $1,952 million $9,460 million $1,727 million 2024 $15,342 million $2,073 million $9,979 million $1,813 million 2025 $16,271 million $2,168 million $10,573 million $1,886 million 2026 $17,148 million $2,277 million $11,153 million $1,985 million 2027 $17,940 million $2,362 million $11,656 million $2,071 million Following the OEB approval of the JRAP Settlement and the pending completion of the recovery of DTA amounts previously shared with ratepayers in 2023, Hydro One's effective tax rate over the next five years is expected to be between 13% and 16%. Deferred Tax Asset On March 7, 2019, the OEB issued its reconsideration decision (DTA Decision) with respect to Hydro One's rate-setting treatment of the benefits of the DTA resulting from the transition from the payments in lieu of tax regime to tax payments under the federal and provincial tax regimes. On April 5, 2019, the Company filed an appeal with the ODC with respect to the DTA Decision. On July 16, 2020, the ODC rendered its decision in which it agreed with the submissions of Hydro One that the DTA should be allocated to shareholders in its entirety. On April 8, 2021, the OEB rendered its DTA Implementation Decision regarding the recovery of the DTA amounts allocated to ratepayers for the 2017 to 2022 period. In its DTA Implementation Decision, the OEB approved recovery of the DTA amounts allocated to ratepayers and included in customer rates for the 2017 to 2021 period, plus carrying charges, over a two-year recovery period commencing on July 1, 2021. The recovery of the previously shared DTA amounts plus carrying charges resulted in a $135 million increase in FFO7 for the twelve months ended December 31, 2022 (2021 - $65 million) and is expected to result in FFO7 of approximately $65 million in 2023. In addition, the DTA Implementation Decision required that Hydro One adjust the transmission revenue requirement and the base distribution rates beginning January 1, 2022 to eliminate any further tax savings flowing to customers. This resulted in an incremental $49 million of FFO7 in 2022 and is expected to result in additional FFO7 of approximately $46 million in 2023, but will decline annually thereafter. Hydro One Remotes On November 3, 2021, Hydro One Remotes filed an application with the OEB seeking approval for a 2.2% increase to 2021 base rates, effective May 1, 2022. The application was subsequently updated to request a 3.3% increase to 2021 base rates to reflect the OEB’s annually updated inflation parameters for electricity distributors for 2022. On March 24, 2022, the OEB approved the application for rates and other charges which became effective on May 1, 2022. On August 31, 2022, Hydro One Remotes filed its price cap incentive rate application for 2023-2027 which includes a proposed 3.72% overall rate increase. A decision is anticipated in the first quarter of 2023. Other Developments Equity Partnership Model with First Nation Communities On September 22, 2022, Hydro One announced its new equity partnership model pursuant to which it will offer First Nations a 50 per cent equity stake in all new, future large-scale capital transmission line projects with a value exceeding $100 million. Exemptive Relief Disclosure of Ownership by the Province On July 28, 2022, the Canadian securities regulatory authorities granted (i) the Minister of Energy, (ii) OPG (on behalf of itself and the segregated funds established as required by the Nuclear Fuel Waste Act) and (iii) agencies of the Crown, provincial Crown corporations and other provincial entities (collectively, the "Non-Aggregated Holders") exemptive relief, subject to certain conditions, to enable each Non- Aggregated Holder to treat securities of Hydro One and debt securities of Hydro One Inc. and Hydro One Holdings Limited that it owns or controls separately from securities of Hydro One and debt securities of Hydro One Inc. and Hydro One Holdings Limited owned or controlled by the other Non-Aggregated Holders for purposes of certain take- over bid, early warning reporting, insider reporting and control person distribution rules and certain distribution restrictions under Canadian securities laws. Hydro One was also granted relief permitting it to rely solely on insider reports and early warning reports filed by Non- Aggregated Holders when reporting beneficial ownership or control or direction over securities of Hydro One and debt securities of Hydro One Inc. and Hydro One Holdings Limited in any information circular or annual information form in respect of such securities beneficially owned or controlled by any Non-Aggregated Holder, subject to certain conditions. Substantially similar relief had previously been granted on June 6, 2017, which terminated in 2022. US GAAP On October 13, 2022, Hydro One was granted exemptive relief by the securities regulators in each province and territory of Canada that allows Hydro One to continue to report its financial results in accordance with US GAAP (the "Exemptive Relief"). The Exemptive Relief will remain in effect until the earliest to occur of the following: (i) January 1, 2027; (ii) if Hydro One ceases to have rate-regulated activities, the first day of Hydro One’s financial year that commences after it ceases to have such rate-regulated activities; and (iii) the first day of Hydro One’s financial year that commences on or following the later of: (a) the effective date prescribed by the International Accounting Standards Board (IASB) for the mandatory application of a standard within International Financial Reporting Standards specific to entities with rate-regulated activities (the "Mandatory Rate-regulated Standard"); and (b) two years after the IASB publishes the final version 7 FFO is a non-GAAP financial measure. See section “Non-GAAP Financial Measures”. 28 Hydro One Limited Annual Report 2022

Management’s Discussion and Analysis of a Mandatory Rate-regulated Standard. In January 2021, the IASB published Exposure Draft – Regulatory Assets and Liabilities (the “Exposure Draft”). The effective date for mandatory application of the eventual final standard, if any, is not yet determinable and the Company continues to monitor the developments of the Exposure Draft and determine the potential impacts to the Company’s financial statements. Hydro One is also permitted to report its financial results in accordance with US GAAP by virtue of being, and for so long as it remains, an “SEC issuer” (within the meaning of National Instrument 52-107 – Acceptable Accounting Principles and Auditing Standards). There can be no assurance that Hydro One will remain an SEC issuer indefinitely. Building Broadband Faster Act, 2021 In March 2021, the Province introduced Bill 257, Supporting Broadband and Infrastructure Expansion Act, 2021, to create a new act entitled the Building Broadband Faster Act, 2021 that is aimed at supporting the timely deployment of broadband infrastructure within unserved and underserved rural Ontario communities. Bill 257 received Royal Assent on April 12, 2021. Bill 257 amended the Ontario Energy Board Act to provide the Province with regulation-making authority regarding the development of, access to, or use of electricity infrastructure for non-electricity purposes. The Building Broadband Faster Act Guideline and three regulations informing the legislative changes were published in 2021. In March 2022, the Province introduced Bill 93, Getting Ontario Connected Act, 2022. Bill 93 received Royal Assent on April 14, 2022. Bill 93 amended the Building Broadband Faster Act to ensure that organizations that own underground utility infrastructure near a designated high-speed internet project provide timely access to their infrastructure data, which would allow internet service providers to quickly start work on laying down underground high-speed internet infrastructure. The regulation regarding electricity infrastructure and designated broadband projects under the Ontario Energy Board Act came into force in April 2022. This regulation substantially adopted Hydro One's proposed approach to allocation of the costs of broadband-related work on utility assets. It also directed the OEB to establish a deferral account for rate-regulated distributors to record incremental costs associated with carrying out activities pertaining to designated broadband projects, which the OEB completed in July 2022. The Company continues to be engaged with the Province and the OEB on implementing an appropriate regulatory framework to support the published Building Broadband Faster Act Guideline and regulations, including arrangements to sustain the Company’s revenues and recovery of reasonable associated costs. In September 2022, the Company launched its choice-based operating model to provide internet service providers with choices on how to access the Company’s infrastructure in order to effectively execute designated broadband projects. Supporting Critical Transmission Infrastructure in Southwestern Ontario On March 31, 2022, the Minister of Energy directed the OEB to amend Hydro One Networks’ licence to require it to develop and seek approvals for four priority transmission line projects to meet growing electricity demand in Southwestern Ontario: the St. Clair Line (a 230kV line from Lambton TS to Chatham Switching Station (SS)); two 500 kV lines from Longwood TS to Lakeshore TS; and a 230kV line connecting the Windsor area to the Lakeshore TS. On May 9, 2022, Hydro One filed a leave-to-construct application seeking OEB approval for the Chatham to Lakeshore Transmission Line project in Southwestern Ontario. In December 2020, the Minister of Energy issued a directive to the OEB to amend Hydro One Networks’ transmission licence to include a requirement that Hydro One proceed to develop and seek all necessary approvals for the project. The cost of this project is estimated at $268 million (see section “Major Transmission Capital Investment Projects”). On November 24, 2022, the OEB issued its Decision and Order granting leave to construct as requested in the application, with standard conditions of approval. On December 28, 2022, the Haudenosaunee Development Institute filed an appeal to the Divisional Court, under s.22 of the Ontario Energy Board Act, 1998, of this decision. The appeal, amongst other items, asked to set aside the OEB's decision granting Hydro One approval to construct the Chatham to Lakeshore Transmission Line project and to deny the application. Sustainability Report The Hydro One 2021 Sustainability Report entitled “Energizing life for people & communities” is available on the Company’s website at www.hydroone.com/sustainability. The 2021 Sustainability Report discloses the Company’s environmental, social and governance performance and provides a better understanding of how Hydro One manages the opportunities and challenges associated with its business. The report also includes disclosure relating to the Company’s current efforts in its priority areas of People, Planet and Community. Hydro One Board of Directors and Executive Officers Board of Directors On June 8, 2022, Jessica McDonald resigned from the Board of Hydro One. On the same day, Mark Podlasly was elected to the Board of Hydro One. Executive Officers On June 21, 2022, Mark Poweska resigned as a director and President and Chief Executive Officer of Hydro One. On the same day, William (Bill) Sheffield was appointed as Interim President and Chief Executive Officer of Hydro One. Upon his resignation, Mr. Poweska remained with Hydro One as an advisor until such time as he assumed the role of President of Enmax Corporation in September 2022. On August 26, 2022, Lyla Garzouzi resigned as Chief Safety Officer of Hydro One. On September 16, 2022, Jason Fitzsimmons resigned as Chief Corporate Affairs & Customer Care Officer of Hydro One. On January 10, 2023, the Board of Directors of Hydro One announced the appointment of David Lebeter as President and Chief Executive Officer effective February 1, 2023. On February 1, 2023, Mr. Sheffield stepped down from his role as Interim President and Chief Executive Officer, however continues in his role as a director of Hydro One, but will not stand for re-election at the Company's upcoming Annual General Meeting. Hydro One Limited Annual Report 2022 29

Management’s Discussion and Analysis Hydro One Work Force At December 31, 2022, Hydro One had a skilled and flexible work force of approximately 6,500 (2021 - 6,300) regular employees and 1,100 (2021 - 2,100) non-regular employees province-wide, comprising a mix of skilled trades, engineering, professional, managerial and executive personnel. Hydro One’s regular employees are supplemented primarily by accessing a large external labour force available through arrangements with the Company’s trade unions for contingent workers, sometimes referred to as “hiring halls”, and also by access to contract personnel. The hiring halls offer Hydro One the ability to flexibly use highly trained and appropriately skilled workers on a project-by-project and seasonal basis. The following table sets out the number of Hydro One employees at December 31, 2022: Regular Employees Non-Regular Employees Total Power Workers' Union (PWU)1 3,818 844 4,662 Society of United Professionals (Society) 1,848 44 1,892 Canadian Union of Skilled Workers (CUSW) and construction building trade unions — 169 169 Total employees represented by unions 5,666 1,057 6,723 Management and non-represented employees 837 23 860 Total employees2 6,503 1,080 7,583 1 Includes 732 non-regular “hiring hall” employees covered by the PWU agreement. 2 The average number of Hydro One employees in 2022 was approximately 9,300, consisting of approximately 6,500 regular employees and approximately 2,800 non-regular employees. Collective Agreements In March 2022, Hydro One and the CUSW commenced collective bargaining with the official exchange of bargaining agendas. The agreement was ratified by the CUSW membership in May. The term of the agreement is for four years, expiring on April 30, 2026. Hydro One’s collective agreement with the PWU for Customer Service Operations expired on September 30, 2022. Collective bargaining to renew this agreement commenced on August 29, 2022 and is ongoing. Hydro One’s collective agreements with the PWU and Society will expire on March 31, 2023. Collective bargaining to renew these agreements commenced on January 11, 2023 and January 16, 2023, respectively, and are ongoing. Stock-based Compensation The Company granted Deferred Stock Units (DSUs) to Directors and Management and Restricted Stock Units (RSUs) related to the new collective agreement with the Society (Society RSUs). At December 31, 2022 and 2021, the following Long-Term Incentive Plan and other awards were outstanding: December 31 (number of units) 2022 2021 Management DSUs 118,505 90,240 Director DSUs 99,939 80,813 Society RSUs 36,124 71,053 30 Hydro One Limited Annual Report 2022

Management’s Discussion and Analysis Non-GAAP Financial Measures Hydro One uses a number of financial measures to assess its performance. Adjusted measures, which include Adjusted EPS (basic and diluted) and Adjusted net income (collectively, adjusted measures), remove items from reported results for EPS (basic and diluted) and net income to calculate the adjusted measures. The Company presents FFO or “funds from operations” to reflect a measure of the Company’s cash flow; and revenues, net of purchased power to reflect revenues net of the cost of purchased power. Adjusted EPS (basic and diluted), Adjusted net income, FFO and revenues, net of purchased power are non- GAAP financial measures which do not have a standardized meaning prescribed by GAAP and might not be comparable to similar measures presented by other entities. They should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under GAAP. Hydro One also uses financial ratios that are non-GAAP ratios such as debt to capitalization ratio and earnings coverage ratio. Non-GAAP ratios do not have a standardized meaning prescribed by GAAP and might not be comparable to similar measures presented by other entities. They should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under US GAAP. FFO FFO is defined as net cash from operating activities, adjusted for (i) changes in non-cash balances related to operations, (ii) dividends paid on preferred shares, and (iii) distributions to noncontrolling interest. Management believes that FFO is helpful as a supplemental measure of the Company’s operating cash flows as it excludes timing-related fluctuations in non-cash operating working capital and cash flows not attributable to common shareholders. As such, management believes that FFO provides a consistent measure of the cash generating performance of the Company’s assets. The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a consolidated basis. Year ended December 31 (millions of dollars) 2022 2021 Net cash from operating activities 2,260 2,149 Changes in non-cash balances related to operations (61) (100) Distributions to noncontrolling interest (10) (8) FFO 2,189 2,041 Adjusted Net Income and Adjusted EPS The following Adjusted net income, and Adjusted EPS (basic and diluted) have been calculated by management on a supplementary basis which adjusts net income under US GAAP for impacts related to the ODC Decision on Hydro One Networks' distribution and transmission businesses. Adjusted net income and Adjusted EPS are used internally by management to assess the Company’s performance and are considered useful because they exclude the impacts of the ODC Decision as noted above. Adjusted net income and Adjusted EPS provide users with a comparative basis to evaluate the current ongoing operations of the Company compared to prior year. The following tables provide a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a consolidated basis. Year ended December 31 (millions of dollars, except number of shares and EPS) 2022 2021 2020 Net income attributable to common shareholders 1,050 965 1,770 Impacts related to the ODC Decision — — (867) Adjusted net income attributable to common shareholders 1,050 965 903 Weighted average number of shares Basic 598,616,561 598,080,111 597,421,127 Effect of dilutive stock-based compensation plans 1,971,291 2,278,030 2,497,161 Diluted 600,587,852 600,358,141 599,918,288 Adjusted EPS Basic $ 1.75 $ 1.61 $ 1.51 Diluted $ 1.75 $ 1.61 $ 1.51 Hydro One Limited Annual Report 2022 31

Management’s Discussion and Analysis Revenues, Net of Purchased Power Revenues, net of purchased power is defined as revenues less the cost of purchased power; distribution revenues, net of purchased power is defined as distribution revenues less the cost of purchased power. These measures are used internally by management to assess the impacts of revenue on net income and are considered useful because they exclude the cost of power that is fully recovered through revenues and therefore net income neutral. The following tables provide a reconciliation of GAAP (reported) revenues to non-GAAP (adjusted) revenues, net of purchased power on a consolidated basis. Year ended December 31 (millions of dollars) 2022 2021 Revenues 7,780 7,225 Less: Purchased power 3,724 3,579 Revenues, net of purchased power 4,056 3,646 Year ended December 31 (millions of dollars) 2022 2021 Distribution revenues 5,660 5,359 Less: Purchased power 3,724 3,579 Distribution revenues, net of purchased power 1,936 1,780 Quarter ended (millions of dollars) Dec 31, 2022 Sep 30, 2022 Jun 30, 2022 Mar 31, 2022 Dec 31, 2021 Sep 30, 2021 Jun 30, 2021 Mar 31, 2021 Revenues 1,862 2,031 1,840 2,047 1,779 1,913 1,722 1,811 Less: Purchased power 895 963 852 1,014 914 933 838 894 Revenues, net of purchased power 967 1,068 988 1,033 865 980 884 917 Quarter ended (millions of dollars) Dec 31, 2022 Sep 30, 2022 Jun 30, 2022 Mar 31, 2022 Dec 31, 2021 Sep 30, 2021 Jun 30, 2021 Mar 31, 2021 Distribution revenues 1,371 1,458 1,314 1,517 1,347 1,395 1,263 1,354 Less: Purchased power 895 963 852 1,014 914 933 838 894 Distribution revenues, net of purchased power 476 495 462 503 433 462 425 460 Debt to Capitalization Ratio The Company believes that the debt to capitalization ratio is an important non-GAAP ratio in the management of its debt levels. This non-GAAP ratio does not have a standardized meaning under US GAAP and may not be comparable to similar measures presented by other entities. Debt to capitalization ratio has been calculated as total debt (including total long-term debt and short-term borrowings, net of cash and cash equivalents) divided by total debt plus total shareholders’ equity, but excluding any amounts related to noncontrolling interest. Management believes that the debt to capitalization ratio is helpful as a measure of the proportion of debt in the Company's capital structure. Year ended December 31 (millions of dollars) 2022 2021 Short-term notes payable 1,374 1,045 Less: cash and cash equivalents (530) (540) Long-term debt (current portion) 733 603 Long-term debt (long-term portion) 13,030 13,017 Total debt (A) 14,607 14,125 Shareholders' equity (excluding noncontrolling interest) 11,306 10,888 Total debt plus shareholders' equity (B) 25,913 25,013 Debt-to-capitalization ratio (A/B) 56.4% 56.5% 32 Hydro One Limited Annual Report 2022

Management’s Discussion and Analysis Earnings Coverage Ratio Earnings coverage ratio is defined as earnings before income taxes and financing charges attributable to shareholders, divided by the sum of financing charges and capitalized interest, and is calculated on a rolling twelve-month basis. The Company believes that the earnings coverage ratio is an important non-GAAP measure in the management of its liquidity. This non-GAAP ratio does not have a standardized meaning under US GAAP and may not be comparable to similar measures presented by other entities. Quarter ended (millions of dollars) Dec 31, 2022 Sep 30, 2022 Jun 30, 2022 Mar 31, 2022 Dec 31, 2021 Sep 30, 2021 Jun 30, 2021 Mar 31, 2021 Net income to common shareholders 178 307 255 310 159 300 238 268 178 307 255 310 159 300 238 268 Income tax expense 41 100 68 79 55 71 26 26 Financing charges 128 122 119 117 123 118 104 116 Earnings before income taxes and financing charges attributable to common shareholders 347 529 442 506 337 489 368 410 Twelve months ended (millions of dollars) Dec 31, 2022 Sep 30, 2022 Jun 30, 2022 Mar 31, 2022 Dec 31, 2021 Sep 30, 2021 Jun 30, 2021 Mar 31, 2021 Earnings before income taxes and financing charges attributable to common shareholders (A) 1,824 1,814 1,774 1,700 1,604 1,574 1,511 1,520 Quarter ended (millions of dollars) Dec 31, 2022 Sep 30, 2022 Jun 30, 2022 Mar 31, 2022 Dec 31, 2021 Sep 30, 2021 Jun 30, 2021 Mar 31, 2021 Financing charges 128 122 119 117 123 118 104 116 Capitalized interest 16 16 16 15 16 15 16 13 Financing charges and capitalized interest 144 138 135 132 139 133 120 129 Twelve months ended (millions of dollars) Dec 31, 2022 Sep 30, 2022 Jun 30, 2022 Mar 31, 2022 Dec 31, 2021 Sep 30, 2021 Jun 30, 2021 Mar 31, 2021 Financing charges and capitalized interest (B) 549 544 539 524 521 514 509 520 Earnings coverage ratio = A/B 3.3 3.3 3.3 3.2 3.1 3.1 3.0 2.9 Related Party Transactions The Province is a shareholder of Hydro One with approximately 47.2% ownership at December 31, 2022. The IESO, OPG, Ontario Electricity Financial Corporation (OEFC), and the OEB are related parties to Hydro One because they are controlled or significantly influenced by the Ministry of Energy. OCN LP is a joint-venture limited partnership between a subsidiary of Hydro One and OPG. The following is a summary of the Company’s related party transactions during the years ended December 31, 2022 and 2021: Year ended December 31 (millions of dollars) Related Party Transaction 2022 2021 Province Dividends paid 312 297 IESO Power purchased 2,374 2,238 Revenues for transmission services 2,062 1,832 Amounts related to electricity rebates 1,031 1,065 Distribution revenues related to rural rate protection 247 245 Distribution revenues related to supply of electricity to remote northern communities 35 35 Funding received related to CDM programs 3 1 OPG1 Power purchased 20 13 Revenues related to provision of services and supply of electricity 8 8 Capital contribution received from OPG 5 3 Costs related to the purchase of services 2 2 OEFC Power purchased from power contracts administered by the OEFC 2 1 OEB OEB fees 10 8 OCN LP2 Investment in OCN LP 4 4 1 OPG has provided a $2.5 million guarantee to Hydro One related to the OCN Guarantee. See section "Other Obligations - Summary of Contractual Obligations and Other Commercial Commitments" for details related to the OCN Guarantee. 2 OCN LP owns and operates electric vehicle fast charging stations across Ontario, under the Ivy Charging Network brand. Hydro One Limited Annual Report 2022 33

Management’s Discussion and Analysis Risk Management and Risk Factors Hydro One is subject to numerous risks and uncertainties. Critical to Hydro One’s success is the identification, management and, to the extent possible, mitigation of these risks. Hydro One’s Enterprise Risk Management (ERM) program assists decision-makers throughout the organization with the management of key business risks, including new and emerging risks and opportunities. The material risks relating to Hydro One and its business that the Company believes would be the most likely to influence an investor’s decision to purchase Hydro One’s securities are set out in the risk factors below. These risks, if they materialize, could have a materially adverse effect on the Company or its business, financial condition, or results of operations. This list is not a comprehensive list of all the risks to the Company, and the actual effect of any of the risks cited below could be materially different from what is described below. Additionally, other risks may arise or risks currently not considered material may become material in the future. Risks Relating to Hydro One’s Business Regulatory Risks and Risks Relating to Hydro One’s Revenues Risks Relating to Actual Performance Against Forecasts The Company’s ability to recover the actual costs of providing service and earn the allowed ROE depends on the Company achieving its forecasts established and approved in the rate-setting process. Actual costs could exceed the approved forecasts if, for example, the Company incurs operations, maintenance, administration, capital and financing costs above those included in the Company’s approved revenue requirement. The inability to recover any significant difference between forecast and actual expenses and to obtain associated regulatory approvals to recover the difference could materially adversely affect the Company’s financial condition and results of operations. Further, the OEB approves the Company’s transmission and distribution rates based on projected electricity load and consumption levels, among other factors. If actual load or consumption materially falls below projected levels, the Company’s revenue, net income and cash flows for either, or both, of these businesses could be materially adversely affected. The Company’s current revenue requirements for its transmission and distribution businesses are based on cost and other assumptions, including inflation, that may not materialize. There is no assurance that the OEB would allow rate increases sufficient to offset unfavourable financial impacts from unanticipated changes in electricity demand or in the Company’s costs. The Company is subject to risk of revenue loss from other factors, such as economic trends and conditions, changes in service territory, and weather conditions that influence the demand for electricity. The Company’s overall operating results may fluctuate substantially on a seasonal and year-to-year basis based on these trends and weather conditions. For instance, a cooler than normal summer or warmer than normal winter can be expected to reduce demand for electricity below that forecast by the Company, causing a decrease in the Company’s revenues, net income and cash flows as compared to the same period of the previous year. The Company’s load could also be negatively affected by successful CDM programs whose results exceed forecasted expectations. Risks Relating to Non-Rate Applications to the OEB In addition to the matters described in the “Risks Relating to Obtaining Rate Orders” subsection below, the Company is also subject to the risk that it will not obtain, or will not obtain in a timely manner, required regulatory approvals for other matters, such as leave to construct applications, applications for mergers, acquisitions, amalgamations and divestitures, and environmental approvals. Appeals of OEB decisions and/or the need to obtain required occupation rights may result in significant delays, which could also lead to increased costs and project delays. Decisions to acquire or divest other regulated businesses licensed by the OEB are subject to OEB approval. Accordingly, there is the risk that such matters may not be approved, that the Company may not be selected to build new transmission as part of the competitive process, or that unfavourable conditions will be imposed by the OEB. Hydro One may face increased competition with other transmitters for opportunities to build new, large-scale transmission facilities in Ontario. The Company is subject to the risk that it will not be selected to build new transmission in Ontario, which could impair growth, disrupt operations and/or development, or have other adverse impacts. Risks Relating to Rate-Setting Models for Transmission and Distribution The OEB approves and periodically changes the rate-setting models and methodology for the transmission and distribution businesses. Changes to the application type, filing requirements, rate-setting model or methodology, or revenue requirement determination may have a material negative impact on Hydro One’s revenue and net income. For example, the OEB may in the future decide to reduce the allowed ROE for either of these businesses, modify the formula or methodology it uses to determine the ROE, or reduce the weighting of the equity component of the deemed capital structure. Any such reduction could reduce the net income of the Company. Similarly, the OEB is currently considering other utility remuneration models, and any such change could affect Hydro One’s revenue and net income. The OEB’s Custom Incentive Rate-setting model requires that the term of a custom rate application be for multi-year periods. There are risks associated with forecasting key inputs such as revenues, operating expenses and capital over such a long period. For instance, if unanticipated capital expenditures arise that were not contemplated in the Company’s most recent rate decision, the Company may be required to incur costs that may not be recoverable until a future period or not recoverable at all in future rates. This could have a material adverse effect on the Company. When rates are set for a multi-year period, including under a Custom Incentive Rate application, the OEB expects there to be no further rate applications for annual updates within the multi-year period, unless there are exceptional circumstances, with the exception of the clearance of established deferral and variance accounts. For example, the OEB does not expect to address annual rate applications for updates for cost of capital (including ROE), working capital allowance or sales volumes. If there were an increase in interest rates over the 34 Hydro One Limited Annual Report 2022

Management’s Discussion and Analysis period of a rate decision and no corresponding changes were permitted to the Company’s revenue requirement (including cost of capital parameters), then the result could be a decrease in the Company’s financial performance. To the extent that the OEB approves an in-service variance account for the transmission and/or distribution businesses, and should the Company fail to meet the threshold levels of in-service capital, the OEB may reclaim a corresponding portion of the Company’s revenues. Risks Relating to Capital Expenditures In order to be recoverable in rates, capital expenditures require the approval of the OEB. There can be no assurance that all capital expenditures, including any imposed by or resulting from government or regulatory bodies, incurred by Hydro One will be approved by the OEB. For example, capital cost overruns including those due to economic trends and conditions including inflation, unexpected capital expenditures in maintaining or improving the Company’s assets, unexpected costs as a result of proposed legislation, including that relating to the expansion of broadband service in Canada, may not be recoverable in transmission or distribution rates. To the extent possible, Hydro One aims to mitigate this risk by ensuring expenditures are reasonable and prudent, and also by seeking from the regulator clear policy direction on cost responsibility, and by obtaining pre-approval of the need for capital expenditures. Any regulatory decision by the OEB to disallow or limit the recovery of any capital expenditures would lead to a lower-than-expected approved revenue requirement or rate base, potential asset impairment or charges to the Company’s results of operations, any of which could have a material adverse effect on the Company. Risks Relating to Obtaining Rate Orders The Company is subject to the risk that the OEB will not approve the Company’s transmission and distribution revenue requirements requested in outstanding or future applications for rates. Rate applications for revenue requirements are subject to the OEB’s review process, usually involving participation from intervenors and a public hearing process. There can be no assurance that resulting decisions or rate orders issued by the OEB will permit Hydro One to recover all costs actually incurred, including the costs of debt and income taxes, or to earn a particular ROE. A failure to obtain acceptable rate orders, or approvals of appropriate returns on equity and the ability to recover in rates costs actually incurred, may materially adversely affect: Hydro One’s transmission and distribution businesses, the undertaking or timing of capital expenditures, ratings assigned by credit rating agencies, the cost and issuance of long-term debt, and other matters, any of which may in turn have a material adverse effect on the Company. In addition, there is no assurance that the Company will receive regulatory decisions in a timely manner and, therefore, the Company may incur costs before having an approved revenue requirement and cash flows could be impacted. The Company is also subject to the risk that the OEB could change the regulatory treatment of certain costs which may affect the Company’s accounting treatment of and ability to recover such costs. Risk of Recoverability of Total Compensation Costs Hydro One manages all of its total compensation costs, including pension and other post-employment and post-retirement benefits (OPEBs), subject to restrictions and requirements imposed by the collective bargaining process and legislative requirements. Any element of total compensation costs which is disallowed in whole or part by the OEB and therefore not recoverable from customers in rates could result in costs which could be material and could decrease net income, which could have a material adverse effect on the Company. The OEB Act prohibits Hydro One from recovering specified executive compensation costs in its rates. The Company provides OPEBs, including workers' compensation benefits and long-term disability benefits to qualifying employees. Hydro One currently maintains the accrual accounting method with respect to OPEBs. If the OEB directed Hydro One to transition to a different accounting method for OPEBs or otherwise adjusted the basis of recovery for OPEB costs, this could result in income volatility, due to an inability of the Company to book the difference between the accrual and cash as a regulatory asset, and the Company might not be able to recover some costs. A determination that some of the Company’s post- employment and post-retirement benefit costs are not recoverable could have a material adverse effect on the Company. Risks Relating to Government Action The Province is, and is likely to remain, the largest shareholder in Hydro One Limited. The Province may be in a position of conflict from time to time as a result of being an investor in Hydro One Limited and also being a government actor setting broad policy objectives in the electricity industry. Government actions may not be in the interests of the Company or investors. Governments may pass legislation or issue regulations at any time, including legislation or regulation impacting Hydro One, which could have potential material adverse effects on Hydro One and its business. Such government actions may include, but are not limited to, legislation, regulation, directives or shareholder action intended to reduce electricity rates, place constraints on compensation, or affect the governance of Hydro One. Such government actions could adversely affect the Company’s financial condition and results of operations, as well as public opinion and the Company’s reputation. Government action may also hinder Hydro One’s ability to pursue its strategy and/or objectives. The Province has in the past passed legislation to place limits on executive compensation at Hydro One and there is no guarantee they may not do so in the future. Potential involvement by the Province in the Company’s executive compensation practices may inhibit the Company’s ability to attract and retain qualified executive talent, which may also impact the Company’s performance, strategy and/or objectives. The failure to attract and retain qualified executives could have a material adverse effect on the Company. Government action may also impact the Company’s credit ratings as the Company’s credit ratings reflect, in part, the rating agencies’ assessment of government involvement in the business of Hydro One. The Company cannot predict what actions rating agencies may take in the future, positive or negative, including in response to government action or inaction relating to or impacting Hydro One. The failure to maintain the Company’s current credit ratings could adversely affect the Company’s financial condition and results of operations, and a downgrade in the Company’s credit ratings could restrict the Company’s ability to access debt capital markets and increase the Company’s cost of debt. Hydro One Limited Annual Report 2022 35

Management’s Discussion and Analysis Indigenous Claims Risk Some of the Company’s current and proposed transmission and distribution assets are or may be located on reserve (as defined in the Indian Act (Canada)) (Reserve) lands, or lands over which Indigenous people have Aboriginal, treaty, or other legal rights or claims. Some Indigenous leaders, communities, and their members have made assertions related to sovereignty and jurisdiction over Reserve lands and traditional territories (land traditionally occupied or used by a First Nation, Métis or Inuit group) and are increasingly willing to assert their claims through the courts, tribunals, or direct action. These claims, and/or the settlement or resolution of these claims could have a material adverse effect on the Company or otherwise materially adversely impact the Company’s operations, including the development of current and future projects. The Company’s operations and activities may give rise to the Crown having a duty to consult and potentially accommodate Indigenous communities. Procedural aspects of the Crown's duty to consult may be delegated to the Company by the Province or the federal government. A perceived failure by the Crown to sufficiently consult an Indigenous community, including communities with a traditional governance model not recognized under the Indian Act (Canada), or a perceived failure by the Company in relation to delegated consultation obligations, could result in legal challenges against the Crown or the Company, including judicial review or injunction proceedings, or could potentially result in direct action against the Company by a community or its citizens. If this occurs, it could disrupt or delay the Company’s operations and activities, including current and future projects, and have a material adverse effect on the Company. Risk from Transfer of Assets Located on Reserves The transfer orders by which the Company acquired certain of Ontario Hydro’s businesses as of April 1, 1999 did not transfer title to assets located on Reserves. The transfer of title to these assets did not occur because authorizations originally granted by the federal government for the construction and operation of these assets on Reserves could not be transferred without required consent. In several cases, the authorizations had either expired or had never been issued. Currently, OEFC holds legal title to these assets and it is expected that the Company will manage them until it has obtained permits to complete the title transfer. To occupy Reserves, the Company must have valid permits as required by the Indian Act (Canada). For each permit, the Company may need to negotiate (an) agreement(s) with the First Nation, OEFC and any members of the First Nation who have occupancy rights. Any such agreement(s) include provisions whereby the First Nation consents to the issuance of a permit. For transmission assets, the Company must negotiate terms of payment. It is difficult to predict the aggregate amount that the Company may have to pay to obtain the required agreements from First Nations. If the Company cannot reach satisfactory agreements with the relevant First Nation to obtain federal permits, or is unable to obtain the actual federal permits for any other reason, it may have to relocate these assets to other locations and restore the lands at a cost that could be substantial. In a limited number of cases, it may be necessary to abandon a line and replace it with diesel generation facilities. In either case, the costs relating to these assets could have a material adverse effect on the Company if the costs are not recoverable in future rate orders. Compliance with Laws and Regulations Hydro One must comply with numerous laws and regulations affecting its business, including requirements relating to transmission and distribution companies, environmental laws, employment laws and health and safety laws. The failure of the Company to comply with these laws could have a material adverse effect on the Company’s business. See also “Environment Risk” and “Health and Safety Risk”. For example, Hydro One’s licensed transmission and distribution businesses are required to comply with the terms of their licences, with codes and rules issued by the OEB, and with other regulatory requirements. In Ontario, the Market Rules issued by the IESO require the Company to, among other things, comply with applicable reliability standards established by the North American Electric Reliability Corporation (NERC) and Northeast Power Coordinating Council, Inc. (NPCC). The costs associated with compliance with these reliability standards are expected to be recovered through rates, but there can be no assurance that the OEB will approve the recovery of all of such costs. Failure to obtain such approvals could have a material adverse effect on the Company. There is the risk that new legislation, regulations, requirements or policies will be introduced in the future. These may reduce Hydro One’s revenue, or may require Hydro One to incur additional costs, which may or may not be recovered in future transmission and distribution rates. Risk of Natural and Other Unexpected Occurrences The Company’s facilities are exposed to the effects of severe weather conditions, natural disasters, man-made events including, but not limited to, cyber and physical terrorist type attacks, events which originate from third-party connected systems, and any other potentially catastrophic events. The Company’s facilities may not withstand occurrences of these types in all circumstances. The Company could also be subject to claims for damages from events which may be proximately connected with the Company’s assets (for example, forest fires), claims for damages caused by its failure to transmit or distribute electricity, costs related to ensuring its continued ability to transmit or distribute electricity or costs related to information or cyber security. The Company does not have insurance for damage to its transmission and distribution wires, poles and towers located outside its transmission and distribution stations resulting from these or other events. Where insurance is available for the Company’s other assets and for damage claims and cyber security claims, such insurance coverage may have deductibles, limits and/or exclusions that may still expose the Company to material losses. Losses from lost revenues and repair costs could be substantial, especially for many of the Company’s facilities that are located in remote areas. In the event that the Company is unable to recover such costs, this could have a material adverse effect on the Company. Risk Associated with Information Technology (IT), Operational Technology (OT) Infrastructure, and Data Security The Company’s ability to operate effectively in the Ontario electricity market is, in part, dependent upon it developing, modernizing, maintaining and managing complex IT and OT systems which are employed to operate and monitor its transmission and distribution facilities, financial and billing systems and other business systems. The 36 Hydro One Limited Annual Report 2022

Management’s Discussion and Analysis Company’s increasing reliance on information systems and expanding data networks, as well as growing volume and complexity of data, increases its vulnerability, and exposure to information security threats. The Company’s transmission business is required to comply with various rules and standards for transmission reliability, including mandatory standards established by the NERC and the NPCC. These include standards relating to cyber-security and OT, which only apply to certain of the Company’s assets (generally being those whose failure could impact the functioning of the bulk electricity system). The Company may maintain different or lower levels of security for its assets that are not subject to these mandatory standards. The Company must also comply with various cyber-security and privacy-related regulatory requirements under the OEB’s Ontario Cyber Security Framework and legislative and licence requirements relating to the collection, use and disclosure of personal information and information regarding consumers, wholesalers, generators and retailers. Cyber-attacks or unauthorized access to corporate IT and OT systems could result in service disruptions and system failures, which could have a material adverse effect on the Company, including as a result of a failure to provide electricity to customers. Because it operates critical infrastructure, Hydro One may be at greater risk of cyber-attacks from third parties (including state run or controlled parties) that could impair or incapacitate its assets. In addition, in the course of its operations, the Company collects, uses, processes and stores information which could be exposed in the event of a cyber-security incident or other unauthorized access or disclosure, such as information about customers, suppliers, counterparties, employees and other third parties. Security and system disaster recovery controls are in place; however, there can be no assurance that there will not be system failures or security breaches or that such threats would be detected or mitigated on a timely basis. Upon occurrence and detection, the focus would shift from prevention to isolation, remediation and recovery until the incident has been fully addressed. Any such system failures or security breaches could have a material adverse effect on the Company. Environment Risk The Company is subject to extensive Canadian federal, provincial and municipal environmental regulation. Failure to comply could subject the Company to fines or other penalties. In addition, the presence or release of hazardous or other harmful substances could lead to claims by third parties or governmental orders requiring the Company to take specific actions such as investigating, controlling and remediating the effects of these substances. Although Hydro One is not a large emitter of greenhouse gases, the Company monitors its emissions to track and report on all sources, including sulphur hexafluoride or “SF6”. The Company could be subject to costs and other risks related to emissions. Contamination of the Company’s properties could limit its ability to sell or lease these assets in the future. In addition, actual future environmental expenditures may vary materially from the estimates used in the calculation of the environmental liabilities provided for in the Company’s financial statements. The Company does not have insurance coverage for these environmental expenditures. There is also risk associated with obtaining governmental approvals, permits, or renewals of existing approvals and permits related to constructing or operating facilities. This may require environmental assessment or result in the imposition of conditions, or both, which could result in delays and cost increases. Failure to obtain necessary approvals or permits could result in an inability to complete projects which may have a material adverse effect on the Company. The Company’s facilities are exposed to the effects of severe weather conditions and natural disasters. The Company recognizes the risks associated with potential climate change and has developed plans to respond as appropriate. Climate change may have the effect of shifting weather patterns and increasing the severity and frequency of extreme weather events and natural disasters, which could impact Hydro One’s business. The Company’s facilities may not withstand occurrences of these types in all circumstances. Notwithstanding Hydro One’s efforts to adapt and increase grid resilience, the Company’s facilities are exposed to risks which may have an adverse effect on grid resilience. The Company could also be subject to claims for damages from events which may be proximately connected with the Company’s assets (for example, forest fires), claims for damages caused by its failure to transmit or distribute electricity or costs related to ensuring its continued ability to transmit or distribute electricity. The Company does not have insurance for damage to its transmission and distribution wires, poles and towers located outside its transmission and distribution stations resulting from these or other events. Where insurance is available for the Company’s other assets and for damage claims, such insurance coverage may have deductibles, limits and/or exclusions that may still expose the Company to material losses. Losses from lost revenues and repair costs could be substantial, especially for many of the Company’s facilities that are located in remote areas. In the event that the Company is unable to recover such costs, this could have a material adverse effect on the Company. Labour Relations Risk A substantial majority of the Company’s employees are unionized and are primarily represented by either the PWU or the Society. Over the past several years, significant effort has been expended to increase Hydro One’s flexibility to conduct operations in a more cost-efficient manner. Although the Company has achieved improved flexibility in its collective agreements, the Company may not be able to achieve further improvements, or at least not without increasing the risk of labour disruption. The Company reached an agreement with the Society for a collective agreement, covering the period from April 1, 2021 to March 31, 2023. Agreements were also reached with the Society and the PWU to facilitate the insourcing of Customer Service Operations (CSO) services effective March 1, 2018, as well as all remaining services provided by Inergi LP (IT, Supply Chain, Finance and Accounting, and Payroll) on various dates between March 1, 2021 and January 1, 2022. The Company also reached a main collective agreement with the PWU, covering the period from April 1, 2020 to March 31, 2023, and a CSO collective agreement with the PWU covering the period from October 1, 2019 to September 30, 2022. The Company also reached a collective agreement with the CUSW, covering the period from May 1, 2022 to April 30, 2026. Additionally, Electrical Power Systems Construction Association (EPSCA) and a number of building trade unions have agreements, to which Hydro One is bound, covering the period from May 1, 2020 to April 30, 2025. Future negotiations with unions present the risk of a labour disruption or dispute, risk to the Company’s ability to sustain the continued supply Hydro One Limited Annual Report 2022 37

Management’s Discussion and Analysis of electricity to customers, as well as potential risks to public safety and reputation. The Company also faces financial risks related to its ability to negotiate collective agreements consistent with its rate orders. Any of these could have a material adverse effect on the Company. Negotiations with the PWU for the renewal of the CSO collective agreement that expired on September 30, 2022 remain ongoing. Collective agreements requiring renewal in 2023 include the Society collective agreement and the main PWU collective agreement, both expiring on March 31, 2023. Failure to renew these agreements on terms acceptable to Hydro One could have a material adverse effect on its business and results of operations and expose Hydro One to the risks noted above. Risks Relating to Asset Condition, Capital Projects and Innovation The Company continually incurs sustainment and development capital expenditures and monitors the condition of its assets to manage the risk of equipment failures and to determine the need for and timing of major refurbishments and replacements of its transmission and distribution infrastructure. While traditionally a mature and stable industry, the electricity industry is facing rapid and dramatic technological change and increasing innovation, the consequences of which could have a material adverse effect on the Company, including a reduction in revenue. Execution of the Company’s capital expenditure programs is partially dependent on external factors, such as OEB approvals; environmental approvals; municipal permits; equipment outage schedules that accommodate the IESO, generators and customers; other interrelated projects being on schedule; supply chain availability and/or cost and schedule variability for equipment suppliers, contracted services, and consulting services; and availability of contractor resources including in relation to workforce and equipment. Many of these external factors are beyond the Company’s control. There may also be a need for, among other things, Environmental Assessment Act (Ontario) approvals, approvals which require public meetings, appropriate engagement with Indigenous communities, OEB approvals of expropriation or early access to property, and other activities. Obtaining approvals and carrying out these processes may also be impacted by opposition to the proposed site of the capital investments. Delays in obtaining required approvals or failure to complete capital projects on a timely basis, or at all, could materially adversely affect transmission reliability or customers’ service quality or increase maintenance costs which could have a material adverse effect on the Company. Failure to receive approvals for projects when spending has already occurred would result in the inability of the Company to recover the investment in the project as well as forfeit the anticipated return on investment. The assets involved may be considered impaired and result in the write off of the value of the asset, negatively impacting net income. If the Company is unable to carry out capital expenditure plans in a timely manner, equipment performance may degrade, which may reduce network capacity, result in customer interruptions, compromise the reliability of the Company’s networks or increase the costs of operating and maintaining these assets. Any of these consequences could have a material adverse effect on the Company. Increased competition for the development of large transmission projects and legislative changes relating to the selection of transmitters could impact the Company’s ability to expand its existing transmission system, which may have an adverse effect on the Company. To the extent that other parties are selected to construct, own and operate new transmission assets, the Company’s share of Ontario’s transmission network would be reduced. Any delays in these new transmitters’ projects may impact the Company’s own projects that it is undertaking to in-service these new transmission assets. Infectious Disease Risk An outbreak of infectious disease, in the form of an epidemic, a pandemic (such as COVID-19 and the emergence of its variants), or a similar public health threat, could materially adversely impact the Company. The extent of any such adverse impact on the Company is uncertain, and may depend on the length and severity of any such infectious disease outbreak, any resultant government regulations, guidelines and actions, and any related adverse changes in general economic and market conditions. Such circumstances could impact, in particular: the Company’s operations and workforce, including security of supply, both with respect to availability and affordability, which individually or collectively may impact the Company's ability to complete operating and capital work programs as planned, including within scope and budget; certain financial obligations of the Company, including pension contributions and other post-retirement benefits, as a result of changes in prevailing market conditions; the Company’s expected revenues; reductions in overall electricity consumption and load, both short term and long term; overdue accounts and bad debt increases as a result of changes in the ability of the Company’s customers to pay; liquidity and the Company’s ability to raise capital; the Company’s ability to pay or increase dividends; the timing of increased rates; the Company’s ability to recover incremental costs and lost revenues linked to the outbreak; the Company’s ability to file regulatory filings on a timely basis; timing of regulatory decisions and the impacts those decisions may have on the Company or its ability to implement them; and customer and stakeholder needs and expectations. The Company also faces risks and costs associated with implementation of business continuity plans and modified work conditions, including the risks and costs associated with maintaining or reducing its workforce, making the required resources available to its workforce to enable essential work, including remotely where possible, and to keep its workforce healthy, as well as risks and costs associated with recovery of normal operations. Furthermore, the Company is dependent on third party providers for certain activities, and relies on a strong international supply chain. Any significant disruption to those providers or the supply chain resulting from an outbreak of infectious disease could materially adversely impact the Company. Work Force Demographic Risk By the end of 2022, approximately 10% of the Company’s employees who are members of the Company’s defined benefit and defined contribution pension plans were eligible for retirement, and by the end of 2023, approximately 11% could be eligible. These percentages are not evenly spread across the Company’s work force, but tend to be most significant in the most senior levels of the Company’s staff and among management staff. During 2022, approximately 4% of the Company’s work force (remaining consistent with 2021) elected to retire. Accordingly, the Company’s continued success will be tied to its ability to continue to attract and retain sufficient qualified staff to replace the capability lost through retirements and meet the demands of the Company’s work programs. 38 Hydro One Limited Annual Report 2022

Management’s Discussion and Analysis In addition, the Company expects the skilled labour market for its industry will remain highly competitive. Many of the Company’s current and potential employees are sought after as they possess skills and experience that are also highly coveted by other organizations inside and outside the electricity sector. The failure to attract, retain and deploy qualified personnel for Hydro One’s business could have a material adverse effect on the Company. Risk Associated with Arranging Debt Financing The Company expects to borrow to repay its existing indebtedness and to fund a portion of capital expenditures. Hydro One Inc. has substantial debt principal repayments coming due, including $731 million in 2023, $700 million in 2024 and $750 million in 2025. In addition, from time to time, the Company may draw on its syndicated bank lines and/or issue short-term debt under Hydro One Inc.’s $2,300 million commercial paper program which would mature within one year of issuance. The Company also plans to incur continued material capital expenditures for each of 2023 and 2024. Cash generated from operations, after the payment of expected dividends, will not be sufficient to fund the repayment of the Company’s existing indebtedness and capital expenditures. The Company’s ability to arrange sufficient and cost- effective debt financing could be materially adversely affected by numerous factors, including the regulatory environment in Ontario, the Company’s results of operations and financial position, market conditions, the ratings assigned to its debt securities by credit rating agencies, an inability of the Company to comply with its debt covenants, and general economic conditions (such as, among other things, changes in interest rates). A downgrade in the Company’s credit ratings could restrict the Company’s ability to access debt capital markets and increase the Company’s cost of debt. Any failure or inability on the Company’s part to borrow the required amounts of debt on satisfactory terms could impair its ability to repay maturing debt, fund capital expenditures and meet other obligations and requirements and, as a result, could have a material adverse effect on the Company. Increasing investor interest in ESG performance and reporting also has the potential to impact the cost and availability of the Company’s funding, as these factors may be increasingly connected to the quality of the Company’s ESG practices and related reporting, including reports addressing the allocation of funds and impact reporting under Hydro One’s Sustainable Financing Framework. Market, Financial Instrument and Credit Risk Market risk refers primarily to the risk of loss that results from changes in costs, foreign exchange rates and interest rates, including potentially negative interest rates. The Company is exposed to fluctuations in interest rates as its regulated ROE is derived using a formulaic approach that takes into account anticipated interest rates. The Company issues debt from time to time to refinance maturing debt and for general corporate purposes. The Company is therefore exposed to fluctuations in interest rates in relation to such issuances of debt. Fluctuations in interest rates may also impact the funded position of Hydro One’s Defined Benefit Pension Plan, and associated pension asset or liability (see also “Pension Plan Risk”). The Company is not currently exposed to material foreign exchange risk. The OEB-approved adjustment formula for calculating ROE in a deemed regulatory capital structure of 60% debt and 40% equity provides for increases and decreases depending on changes in benchmark interest rates for Government of Canada debt and the A-rated utility corporate bond yield spread. For the transmission and distribution businesses, during the Custom Incentive Rate period from 2023 to 2027, the OEB does not expect to address annual rate applications for updates to allowed ROE, so fluctuations will have no impact to net income. The Company has interest rate exposure in 2023 and beyond associated with the refinancing of maturing short- and long-term debt, as well as with debt issued for general corporate purposes and under the Sustainable Financing Framework which may include debt issued in relation to growth in rate base. The Company periodically uses interest rate swap agreements to mitigate elements of interest rate risk. Financial assets create a risk that a counterparty will fail to discharge an obligation, causing a financial loss. Derivative financial instruments result in exposure to credit risk, since there is a risk of counterparty default. Hydro One monitors and minimizes credit risk through various techniques, including dealing with highly rated counterparties, limiting total exposure levels with individual counterparties, entering into agreements which enable net settlement, and monitoring the financial condition of counterparties. The Company does not trade in any energy derivatives. The Company is required to procure electricity on behalf of competitive electricity retailers and certain local distribution companies for resale to their customers. The resulting concentrations of credit risk are mitigated through the use of various security arrangements, including letters of credit, which are incorporated into the Company’s service agreements with these retailers in accordance with the OEB’s Retail Settlement Code. The failure to properly manage these risks could have a material adverse effect on the Company. Health and Safety Risk Hydro One’s work environment can be inherently dangerous and there is a risk to health and safety of both the public and our employees, as well as possible resultant operational and/or financial impacts. The Company is subject to federal and provincial legislation and regulations relating to health and safety. Findings of a failure to comply with these requirements could result in penalties and reputational risk, which could negatively impact the Company. Failure to comply could subject the Company to fines or other penalties. Any regulatory decision to disallow or limit the recovery of such costs could have a material adverse effect on the Company. Pension Plan Risk Hydro One has the Hydro One Defined Benefit Pension Plan in place for the majority of its employees. Contributions to the pension plan are established by actuarial valuations which are required to be filed with the Financial Services Regulatory Authority of Ontario on a triennial basis. The most recently filed valuation was prepared as at December 31, 2021, and was filed in September 2022, covering a three-year period from 2022 to 2024. The next required valuation will be prepared as at December 31, 2024 and is expected to be filed by no later than September 2025. Hydro One’s contributions to its pension plan satisfy, and are expected to continue to satisfy, minimum funding requirements. Contributions beyond 2023 will depend on the funded position of the plan, which is determined by investment returns, interest rates and changes in benefits and actuarial assumptions at that time. A determination by the OEB that some of the Company’s pension expenditures are not recoverable through rates could have a material adverse effect on the Company, and this risk may be exacerbated if the amount of required pension contributions increases. Hydro One Limited Annual Report 2022 39

Management’s Discussion and Analysis Hydro One currently reports and recovers its pension costs on a cash basis, and maintains the accrual method with respect to OPEBs. Transitioning from the cash basis to an accrual method for pension costs may have material negative rate impacts for customers or material negative impacts on the Company should recovery of costs be disallowed by the OEB. See also “Regulatory Risks and Risks Relating to Hydro One’s Revenues - Risk of Recoverability of Total Compensation Costs” for risks relating to recovery of pension costs. Risk from Provincial Ownership of Transmission Corridors The Province owns some of the corridor lands underlying the Company’s transmission system. Although the Company has the statutory right to use these transmission corridors, the Company may be limited in its options to expand or operate its systems. Also, other uses of the transmission corridors by third parties in conjunction with the operation of the Company’s systems, or adjacent land use by third parties, may increase safety or environmental risks, which could have a material adverse effect on the Company. Litigation Risks In the normal course of the Company’s operations, it becomes involved in, is named as a party to and is the subject of, various legal proceedings, including regulatory proceedings, tax proceedings and legal actions, relating to actual or alleged violations of law, common law damages claims, personal injuries, property damage, property taxes, land rights, the environment, contract disputes, claims by former employees and claims and proceedings by Indigenous groups. The outcome of outstanding, pending or future proceedings cannot be predicted with certainty and may be determined adversely to the Company, which could have a material adverse effect on the Company. Even if the Company prevails in any such legal proceeding, the proceedings could be costly and time-consuming and would divert the attention of management and key personnel from the Company’s business operations, which could adversely affect the Company. Transmission Assets on Third-Party Lands Risk Some of the lands on which the Company’s transmission assets are located are owned by third parties, including the Province and federal Crown, and are or may become subject to land claims by First Nations. The Company requires valid occupation rights to occupy such lands (which may take the form of land use permits, easements or otherwise). If the Company does not have valid occupational rights on third-party owned or controlled lands or has occupancy rights that are subject to expiry, it may incur material costs to obtain or renew such occupancy rights, or if such occupancy rights cannot be renewed or obtained it may incur material costs to remove and relocate its assets and restore the subject land. If the Company does not have valid occupancy rights and must incur costs as a result, this could have a material adverse effect on the Company or otherwise materially adversely impact the Company’s operations. Reputational, Public Opinion and Political Risk Reputation risk is the risk of negative publicity or the public’s negative perceptions towards Hydro One that may result in a detrimental impact to Hydro One’s business, operations or financial condition leading to a deterioration of Hydro One’s reputation. Hydro One’s reputation could be negatively impacted by changes in public opinion, attitudes towards the Company’s privatization, failure to deliver on its customer and/ or stakeholder promises, failure to comply with mandatory reliability regulations established by the NERC and NPCC, failure to adequately respond to social issues raised by employees, partners and/stakeholders and other external forces. Adverse reputational events or political actions could have a material adverse effect on Hydro One’s business and prospects including, but not limited to, delays or denials of requisite approvals, such as denial of requested rates, and accommodations for Hydro One’s planned projects, escalated costs, legal or regulatory action, and damage to stakeholder and community relationships. Any of these could have a material adverse impact on Hydro One and its business, financial condition and results of operations. Risk Associated with Outsourcing Arrangements Hydro One has entered into an outsourcing arrangement with a third party for the provision of certain back office and IT services. If the services are disrupted, it could have a material adverse effect on the Company. Additionally, if the outsourcing arrangement or statements of work thereunder are terminated for any reason or expire before a new supplier is selected and fully transitioned, the Company could be required to transfer to another service provider or insource, which could have a material adverse effect on the Company’s business, operating results, financial condition or prospects. Risks Associated with Acquisitions Acquisitions include inherent risks that some or all of the expected benefits may fail to materialize, or may not occur within the time periods anticipated, and Hydro One may incur material unexpected costs or liabilities. Realization of the anticipated benefits would depend, in part, on the Company’s ability to successfully integrate the acquired business, including the requirement to devote management attention and resources to integrating business practices and support functions. The failure to realize the anticipated benefits, the diversion of management’s attention, or any delays or difficulties encountered in connection with the integration could have an adverse effect on the Company’s business, results of operations, financial condition or cash flows. Risks Relating to the Common Shares of Hydro One Limited Hydro One’s common shares trade on the TSX. The trading price of the common shares has in the past been, and may in the future be, subject to significant fluctuations. These fluctuations may be caused by events or factors related or unrelated to Hydro One’s operating performance and/or beyond its control, including: the risk factors described herein; general economic conditions within Ontario and Canada, including changes in interest rates; inflation; changes in electricity prices; changes in electricity demand; weather conditions; actual or anticipated fluctuations in Hydro One’s quarterly and annual results and the results of public companies similar to Hydro One; Hydro One’s businesses, operations, results and prospects; Hydro One’s reputation and its relationship with the Province; the timing and amount of dividends, if any, declared on the common shares; future issuances of common shares or other securities by Hydro One or Hydro One Inc.; Hydro One’s relationship with its regulator; changes in government regulation, taxes, legal proceedings or other developments; shortfalls in Hydro One’s operating results from levels forecasted by securities analysts; investor sentiment toward energy companies in general or companies adopting ESG performance and reporting practices; maintenance of acceptable 40 Hydro One Limited Annual Report 2022

Management’s Discussion and Analysis credit ratings or credit quality; the impact of COVID-19 on Hydro One and the Province; and the general state of the securities markets. These and other factors may impair the development or sustainability of a liquid market for the common shares and the ability of investors to sell common shares at an attractive price. Risks Relating to the Company’s Relationship with the Province Ownership and Continued Influence by the Province and Voting Power; Share Ownership Restrictions The Province currently owns approximately 47.2% of the outstanding common shares of Hydro One. The Electricity Act, 1998 (Ontario) (Electricity Act) restricts the Province from selling voting securities of Hydro One (including common shares) of any class or series if it would own less than 40% of the outstanding number of voting securities of that class or series after the sale and in certain circumstances also requires the Province to take steps to maintain that level of ownership. Accordingly, the Province is expected to continue to maintain a significant ownership interest in voting securities of Hydro One for an indefinite period. As a result of its significant ownership of the common shares of Hydro One, the Province has, and is expected indefinitely to have, the ability to determine or significantly influence the outcome of shareholder votes, subject to the restrictions in the Governance Agreement between Hydro One and the Province dated November 5, 2015 (Governance Agreement) (available on SEDAR at www.sedar.com). Despite the terms of the Governance Agreement in which the Province has agreed to engage in the business and affairs of the Company as an investor and not as a manager, there is a risk that the Province’s engagement in the business and affairs of the Company as an investor will be informed by its policy objectives and may influence the conduct of the business and affairs of the Company in ways that may not be aligned with the interests of other investors. Notwithstanding the Governance Agreement, and in light of actions historically taken by the Province, there can be no assurance that the Province will not take other actions in the future that could be detrimental to the interests of investors in Hydro One. See “Risks Relating to Government Action” above. The share ownership restrictions in the Electricity Act (Share Ownership Restrictions) and the Province’s significant ownership of common shares of Hydro One together effectively prohibit one or more persons acting together from acquiring control of Hydro One. They also may limit or discourage transactions involving other fundamental changes to Hydro One and the ability of other shareholders to successfully contest the election of the directors proposed for election pursuant to the Governance Agreement. The Share Ownership Restrictions may also discourage trading in, and may limit the market for, the common shares and other voting securities. Nomination of Directors and Confirmation of Chief Executive Officer (CEO) and Chair Although director nominees (other than the CEO) are required to be independent of both the Company and the Province pursuant to the Governance Agreement, there is a risk that the Province will nominate or confirm individuals who satisfy the independence requirements but who it considers are disposed to support and advance its policy objectives and give disproportionate weight to the Province’s interests in exercising their business judgment and balancing the interests of the stakeholders of Hydro One. This, combined with the fact certain matters require a two-thirds vote of the Board, could allow the Province to unduly influence certain Board actions such as confirmation of the Chair and confirmation of the CEO. Board Removal Rights Under the Governance Agreement, the Province has the right to withhold from voting in favour of all director nominees and has the right to seek to remove and replace the entire Board, including in each case its own director nominees but excluding the CEO and, at the Province’s discretion, the Chair. In exercising these rights in any particular circumstance, the Province is entitled to vote in its sole interest, which may not be aligned with the interests of other stakeholders of Hydro One. More Extensive Regulation Although under the Governance Agreement, the Province has agreed to engage in the business and affairs of Hydro One as an investor and not as a manager and has stated that its intention is to achieve its policy objectives through legislation and regulation as it would with respect to any other utility operating in Ontario, there is a risk that the Province will exercise its legislative and regulatory power to achieve policy objectives in a manner that has a material adverse effect on the Company. See “Risks Relating to Government Action” above. Prohibitions on Selling the Company’s Transmission or Distribution Business The Electricity Act prohibits the Company from selling all or substantially all of the business, property or assets related to its transmission system or distribution system that is regulated by the OEB. There is a risk that these prohibitions may limit the ability of the Company to engage in sale transactions involving a substantial portion of either system, even where such a transaction may otherwise be considered to provide substantial benefits to the Company and the holders of the common shares. Future Sales of Common Shares by the Province Although the Province has indicated that it does not intend to sell further common shares of Hydro One, the registration rights agreement between Hydro One and the Province dated November 5, 2015 (available on SEDAR at www.sedar.com) grants the Province the right to request that Hydro One file one or more prospectuses and take other procedural steps to facilitate secondary offerings by the Province of the common shares of Hydro One. Future sales of common shares of Hydro One by the Province, or the perception that such sales could occur, may materially adversely affect market prices for these common shares and impede Hydro One’s ability to raise capital through the issuance of additional common shares, including the number of common shares that Hydro One may be able to sell at a particular time or the total proceeds that may be realized. Limitations on Enforcing the Governance Agreement The Governance Agreement includes commitments by the Province restricting the exercise of its rights as a holder of voting securities, including with respect to the maximum number of directors that the Province may nominate and on how the Province will vote with respect Hydro One Limited Annual Report 2022 41

Management’s Discussion and Analysis to other director nominees. Hydro One’s ability to obtain an effective remedy against the Province, if the Province were not to comply with these commitments, is limited as a result of the Proceedings Against the Crown Act (Ontario). This legislation provides that the remedies of injunction and specific performance are not available against the Province, although a court may make an order declaratory of the rights of the parties, which may influence the Province’s actions. A remedy of damages would be available to Hydro One, but damages may not be an effective remedy, depending on the nature of the Province’s non- compliance with the Governance Agreement. Critical Accounting Estimates and Judgments The preparation of Hydro One Consolidated Financial Statements requires the Company to make key estimates and critical judgments that affect the reported amounts of assets, liabilities, revenues and costs, and related disclosures of contingencies. Hydro One bases its estimates and judgments on historical experience, current conditions and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities, as well as identifying and assessing the Company’s accounting treatment with respect to commitments and contingencies. Actual results may differ from these estimates and judgments. Hydro One has identified the following critical accounting estimates and judgements used in the preparation of its Consolidated Financial Statements: Revenues Distribution revenues attributable to the delivery of electricity are based on OEB-approved distribution rates and are recognized on an accrual basis and include billed and unbilled revenues. Billed revenues are based on electricity delivered as measured from customer meters. At the end of each month, electricity delivered to customers since the date of the last billed meter reading is estimated, and the corresponding unbilled revenue is recorded. The unbilled revenue estimate is affected by energy consumption, weather, and changes in the composition of customer classes. Regulatory Assets and Liabilities Hydro One’s regulatory assets represent certain amounts receivable from future electricity customers and costs that have been deferred for accounting purposes because it is probable that they will be recovered in future rates. The regulatory assets mainly include amounts related to the deferred income taxes, pension benefit liability, post-retirement and post-employment non-service costs, deferred tax asset sharing, environmental liabilities and share-based compensation costs. The Company’s regulatory liabilities represent certain amounts that are refundable to future electricity customers. They pertain primarily to deferral and variance accounts, and includes amounts related to the pension asset in the current year. The regulatory assets and liabilities can be recognized for rate-setting and financial reporting purposes only if the amounts have been approved for inclusion in the electricity rates by the OEB, or if such approval is judged to be probable by management. If, at some future date, management judges that it is no longer probable that the OEB will allow the inclusion of a regulatory asset or liability in future electricity rates, the appropriate carrying amount would be reflected in results of operations prospectively from the date the Company’s assessment is made, unless the change meets the requirements for a subsequent event adjustment. Environmental Liabilities Hydro One records a liability for the estimated future expenditures associated with the removal and destruction of polychlorinated biphenyl (PCB)-contaminated insulating oils and related electrical equipment, and for the assessment and remediation of chemically contaminated lands. There are uncertainties in estimating future environmental costs due to potential external events such as changes in legislation or regulations and advances in remediation technologies. In determining the amounts to be recorded as environmental liabilities, the Company estimates the current cost of completing required work and makes assumptions as to when the future expenditures will actually be incurred, in order to generate future cash flow information. All factors used in estimating the Company’s environmental liabilities represent management’s best estimates of the present value of costs required to meet existing legislation or regulations. However, it is reasonably possible that numbers or volumes of contaminated assets, cost estimates to perform work, inflation assumptions and the assumed pattern of annual cash flows may differ significantly from the Company’s current assumptions. Environmental liabilities are reviewed annually or more frequently if significant changes in regulations or other relevant factors occur. Estimate changes are accounted for prospectively. Employee Future Benefits Hydro One’s employee future benefits consist of pension and post- retirement and post-employment plans, and include pension, group life insurance, health care, and long-term disability benefits provided to the Company’s current and retired employees. Employee future benefits costs are included in Hydro One’s labour costs that are either charged to results of operations or capitalized as part of the cost of property, plant and equipment and intangible assets. Changes in assumptions affect the benefit obligation of the employee future benefits and the amounts that will be charged to results of operations or capitalized in future years. The following significant assumptions and estimates are used to determine employee future benefit costs and obligations: Weighted Average Discount Rate The weighted average discount rate used to calculate the employee future benefits obligation is determined at each year end by referring to the most recently available market interest rates based on “AA”- rated corporate bond yields reflecting the duration of the applicable employee future benefit plan. The discount rate at December 31, 2022 increased to 5.06% (from 3.00% at December 31, 2021) for pension benefits and increased to 5.07% (from 3.00% at December 31, 2021) for the post-retirement and post-employment plans. The increase in the discount rate has resulted in a corresponding decrease in employee future benefits liabilities for the pension, post-retirement and post-employment plans for accounting purposes. The liabilities are determined by independent actuaries using the projected benefit method prorated on service and based on assumptions that reflect management’s best estimates. Expected Rate of Return on Plan Assets The expected rate of return on pension plan assets of 6.00% (2021 - 5.40%) is based on expectations of long-term rates of return at the beginning of the year and reflects the current pension plan asset mix dated November 8, 2022. The expected rate of return for the December 31, 2022 disclosures and the 2023 registered pension plan expense is based on the plan’s ultimate target asset mix. 42 Hydro One Limited Annual Report 2022

Management’s Discussion and Analysis Rates of return on the respective portfolios are determined with reference to respective published market indices. The expected rate of return on pension plan assets reflects the Company’s long-term expectations. The Company believes that this assumption is reasonable because, with the pension plan’s balanced investment approach, the higher volatility of equity investment returns is intended to be offset by the greater stability of fixed-income and short-term investment returns. The net result, on a long-term basis, is a lower return than might be expected by investing in equities alone. In the short term, the pension plan can experience fluctuations in actual rates of return. Rate of Cost of Living Increase The rate of cost of living increase is determined by considering differences between long-term Government of Canada nominal bonds and real return bonds, which increased from 1.80% per annum as at December 31, 2021 to approximately 2.12% per annum as at December 31, 2022. Based on the Bank of Canada’s commitment to keep long-term inflation between 1.00% and 3.00%, in addition to current and anticipated trends, management believes that a long-term assumption of 2.00% per annum is reasonable for employee future benefits liability valuation purposes as at December 31, 2022 (1.75% per annum was used for the purpose of December 31, 2021 disclosures and 2022 benefit cost). Salary Increase Assumptions Salary increases should reflect general wage increases plus an allowance for merit and promotional increases for current members of the plan and should be consistent with the assumptions for consumer price inflation and real wage growth in the economy. The merit and promotion scale was developed based on the salary increase assumption review performed in 2017. The review considers actual salary experience from 2002 to 2016 using valuation data for all active members as at December 31, 2016, based on age and service and Hydro One’s expectation of future salary increases. Additionally, the salary scale reflects negotiated salary increases over the contract period as well as slightly lower expected increases in the short term. Mortality Assumptions The Company’s employee future benefits liability is also impacted by changes in life expectancies used in mortality assumptions. Increases in life expectancies of plan members result in increases in the employee future benefits liability. For the pension and post-retirement plans, the mortality assumption used at December 31, 2022 is 90% of the 2014 Canadian Pensioners Mortality Private Sector table projected generationally using improvement Scale B. The multiplier applied to the assumed mortality table is based on the result of a mortality experience study that was conducted in 2021. For the post-employment plan, the mortality assumption used at December 31, 2022 is the disability mortality table from the 2009-2015 Canadian Institute of Actuaries Group Long Term Disability Termination Study, which is the most recent publicly available table that reflects Canadian experience and is commonly used by Canadian plan sponsors. Rate of Increase in Health Care Cost Trends The costs of post-retirement and post-employment benefits are determined at the beginning of the year and are based on assumptions for expected claims experience and future health care cost inflation. For the post-retirement benefit plans, a study of Hydro One’s historical per capita health care cost trend experience was conducted in 2017. The health and dental trends reflect the results of this study as well as macroeconomic inputs such as the expected long-term rates of general inflation and real GDP growth. The current environment of high general inflation in Canada is resulting in short-term upward pressure on the cost of certain medical services covered by Hydro One's post- retirement and post-employment benefit plans. However, these effects are muted somewhat by plan design and government regulation. Based on this, Hydro One has adopted a modest increase of 25 basis points to its health care trend assumptions for the purpose of the December 31, 2022 disclosures. This adjustment aligns with the adjustment to the assumed long-term rate of cost of living increase being adopted at December 31, 2022. Disclosure Controls and Procedures and Internal Control Over Financial Reporting Disclosure controls and procedures are the processes designed to ensure that information is recorded, processed, summarized and reported on a timely basis to the Company’s management, including its CEO and CFO, as appropriate, to make timely decisions regarding required disclosure in the MD&A and consolidated financial statements. At the direction of the Company’s CEO and CFO, management evaluated disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, management concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2022. Internal control over financial reporting is designed by, or under the direction of the CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with US GAAP. The Company’s internal control over financial reporting framework includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and disposition of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with US GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorization of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements. The Company’s management, at the direction of the CEO and CFO, evaluated the effectiveness of the design and operation of internal control over financial reporting based on the criteria established in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2022. Internal controls, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and due to its inherent limitations, may not prevent or detect all misrepresentations. Furthermore, the effectiveness of internal control is affected by change and subject to the risk that internal control effectiveness may change over time. Hydro One Limited Annual Report 2022 43

Management’s Discussion and Analysis There were no changes in the design of the Company’s internal control over financial reporting during the three months ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, the operation of the Company’s internal control over financial reporting. Management will continue to monitor its systems of internal control over reporting and disclosure and may make modifications from time to time as considered necessary. New Accounting Pronouncements The following tables present Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board (FASB) that are applicable to Hydro One: Recently Adopted Accounting Guidance Guidance Date issued Description Effective date Impact on Hydro One ASU 2020-06 August 2020 The update addresses the complexity associated with applying US GAAP for certain financial instruments with characteristics of liabilities and equity. The amendments reduce the number of accounting models for convertible debt instruments and convertible preferred stock. January 1, 2022 No impact upon adoption ASU 2021-05 July 2021 The amendments are intended to align lease classification requirements for lessors under Topic 842 with Topic 840's practice. January 1, 2022 No impact upon adoption ASU 2021-10 November 2021 The update addresses diversity on the recognition, measurement, presentation and disclosure of government assistance received by business entities. January 1, 2022 No impact upon adoption Recently Issued Accounting Guidance Not Yet Adopted Guidance Date issued Description Effective date Anticipated Impact on Hydro One ASU 2021-08 October 2021 The amendments address how to determine whether a contractual obligation represents a liability to be recognized by the acquirer in a business combination. January 1, 2023 No expected impact upon adoption ASU 2022-02 March 2022 The amendments eliminate the troubled debt restructuring (TDR) accounting model for entities that have adopted Topic 326 Financial Instrument – Credit Losses and modifies the guidance on vintage disclosure requirements to require disclosure of current-period gross write-offs by year of origination. January 1, 2023 Upon adoption, the Company will disclose the current period gross write-offs by year of origination relating to its accounts receivable 44 Hydro One Limited Annual Report 2022

Management’s Discussion and Analysis Summary of Fourth Quarter Results of Operations Three months ended December 31 (millions of dollars, except EPS) 2022 2021 Change Revenues Distribution 1,371 1,347 1.8% Transmission 480 421 14.0% Other 11 11 0.0% 1,862 1,779 4.7% Costs Purchased power 895 914 (2.1%) OM&A Distribution 222 161 37.9% Transmission 143 103 38.8% Other 23 15 53.3% 388 279 39.1% Depreciation, amortization and asset removal costs 231 247 (6.5%) 1,514 1,440 5.1% Income before financing charges and income tax expense 348 339 2.7% Financing charges 128 123 4.1% Income before income tax expense 220 216 1.9% Income tax expense 41 55 (25.5%) Net income 179 161 11.2% Net income to common shareholders of Hydro One 178 159 11.9% Basic EPS $ 0.30 $ 0.27 11.1% Diluted EPS $ 0.30 $ 0.26 15.4% Assets Placed In-Service Distribution 326 257 26.8% Transmission 761 526 44.7% Other 3 3 0.0% 1,090 786 38.7% Capital Investments Distribution 253 221 14.5% Transmission 310 303 2.3% Other 7 8 (12.5%) 570 532 7.1% Net Income Net income attributable to common shareholders for the quarter ended December 31, 2022 of $178 million is an increase of $19 million, or 11.9%, from the prior year. Significant influences on net income included: ● higher revenues, net of purchased power,8 primarily resulting from: — an increase in transmission and distribution OEB-approved 2022 rates; and — positive regulatory adjustments, including the recognition of CDM revenues following the receipt of the JRAP Decision and a lower deferred adjustment as a result of the Earnings Sharing Mechanism in 2022. ● higher OM&A costs primarily resulting from: — higher work program expenditures including stations and lines maintenance, environmental management, IT initiatives and storm restoration; and — higher corporate support costs. ● lower depreciation, amortization and asset removal costs primarily resulting from a gain realized on the sale of surplus property, partially offset by higher depreciation resulting from the growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program, and higher asset removal costs. ● lower income tax expense primarily resulting from: — higher deductible timing differences compared to the prior year; partially offset by — higher pre-tax earnings. 8 Revenues, net of purchased power, is a non-GAAP financial measure. See section "Non-GAAP Financial Measures." Hydro One Limited Annual Report 2022 45

Management’s Discussion and Analysis EPS Basic EPS was $0.30 in the fourth quarter of 2022, compared to basic EPS of $0.27 in the fourth quarter of 2021. Revenues The year-over-year increase of $59 million or 14.0% in transmission revenues during the quarter was primarily due to the following: ● positive regulatory adjustments, including the recognition of CDM revenues following receipt of the JRAP Decision, partially offset by a deferred adjustment associated with the OEB-approved Earnings Sharing Mechanism; and ● higher revenues resulting from OEB-approved 2022 rates; partially offset by ● a regulatory adjustment associated with the Capitalized Overhead Tax Variance and an adjustment to transmission revenue requirement effective January 1, 2022 to cease sharing of DTA amounts pursuant to the DTA Implementation Decision, the net impact of which is offset by a decrease in income tax and therefore net income neutral. The year-over-year increase of $24 million or 1.8% in distribution revenues during the quarter was primarily due to the following: ● higher revenues resulting from OEB-approved 2022 rates; and ● positive regulatory adjustments including a lower adjustment to the Earnings Sharing Mechanism in 2022; partially offset by ● lower purchased power costs, which are fully recovered from ratepayers and are thus net income neutral; and ● a regulatory adjustment associated with the Capitalized Overhead Tax Variance and an adjustment to base distribution rates effective January 1, 2022 to cease sharing of DTA amounts pursuant to the DTA Implementation Decision, the net impact of which is offset by a decrease in income tax and therefore net income neutral. Distribution revenues, net of purchased power,9 increased by 9.9% during the fourth quarter of 2022 compared to the prior year, primarily due to the reasons noted above, adjusted for the recovery of purchased power costs. OM&A Costs The year-over-year increase of $40 million or 38.8% in transmission OM&A costs during the quarter was primarily due to the following: ● higher work program expenditures, including higher volume of maintenance work on stations, as well as higher spend on lines and facilities; ● higher corporate support costs; and ● higher property taxes; partially offset by ● lower project write-offs. The year-over-year increase of $61 million or 37.9% in distribution OM&A costs during the quarter was primarily due to the following: ● higher work program expenditures, including higher volume of emergency restoration and environmental management as well as higher spend associated with IT initiatives and customer programs; ● higher corporate support costs; ● higher project write-offs; and ● costs related to storm restoration efforts that have been recovered from third parties and are offset in revenue, therefore net income neutral. Depreciation, Amortization and Asset Removal Costs The decrease of $16 million or 6.5%, in depreciation, amortization and asset removal costs in the fourth quarter of 2022 was primarily due to a gain realized on the sale of surplus property, partially offset by higher depreciation resulting from the growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program, and higher asset removal costs. Financing Charges The $5 million or 4.1% increase in financing charges for the quarter ended December 31, 2022, was primarily due to higher weighted- average interest rates on short-term notes, partially offset by gains on interest rate swap agreements. Income Taxes Income tax expense for the fourth quarter of 2022 decreased by $14 million compared to the same period in 2021. This resulted in a realized effective tax rate of approximately 18.6% in the fourth quarter of 2022, compared to approximately 25.5% in the fourth quarter of the prior year. The decrease in income tax expense for the three months ended December 31, 2022 was primarily attributable to: ● higher deductible timing differences compared to the prior year; and ● net income neutral items, including incremental tax recovery relating to the Capitalized Overhead Tax Variance which was partially offset by the tax expense relating to the DTA Implementation Decision. This decrease in tax expense is offset by a corresponding decrease in revenue and therefore net income neutral; partially offset by ● higher earnings adjusted for the DTA Implementation Decision and impacts of the JRAP Decision. 9 Revenues, net of purchased power, is a non-GAAP financial measure. See section "Non-GAAP Financial Measures." 46 Hydro One Limited Annual Report 2022

Management’s Discussion and Analysis Assets Placed In-Service The increase in transmission assets placed in-service during the fourth quarter was primarily due to the following: ● substantial completion of the end-of-life air blast circuit breakers replacement at Bruce B Switching Station; ● higher investments associated with customer connections placed in-service; ● timing of investments placed in-service for information technology initiatives; and ● higher volume of transmission line refurbishments and replacements; partially offset by ● timing of investments placed in-service for major development projects. The increase in distribution assets placed in-service during the fourth quarter was primarily due to the following: ● partial in-service of South Middle Road feeder development project; ● higher volume of storm-related asset replacements; ● timing of investments placed in-service for information technology initiatives; and ● higher volume of assets placed in-service associated with customer connections; partially offset by ● lower volume of line refurbishments and replacements. Capital Investments The increase in transmission capital investments during the fourth quarter was primarily due to the following: ● higher volume of refurbishment and replacement work on transmission stations and lines; and ● higher volume of work on wood poles; partially offset by ● lower volume of work on customer connections. The increase in distribution capital investments during the fourth quarter was primarily due to the following: ● higher spend on storm-related asset replacements; and ● higher volume of work on customer connections. Hydro One Holdings Limited – Consolidating Summary Financial Information Hydro One Limited fully and unconditionally guarantees the payment obligations of its wholly-owned subsidiary, HOHL, issuable under the short form base shelf prospectus dated November 22, 2022. Accordingly, the following consolidating summary financial information is provided in compliance with the requirements of section 13.4 of National Instrument 51-102 - Continuous Disclosure Obligations providing for an exemption for certain credit support issuers. The tables below contain consolidating summary financial information at December 31, 2022 and December 31, 2021 and for the years ended December 31, 2022 and December 31, 2021 for: (i) Hydro One Limited; (ii) HOHL; (iii) the subsidiaries of Hydro One Limited, other than HOHL, on a combined basis, (iv) consolidating adjustments, and (v) Hydro One Limited and all of its subsidiaries on a consolidated basis, in each case for the periods indicated. Such summary financial information is intended to provide investors with meaningful and comparable financial information about Hydro One Limited and its subsidiaries. This summary financial information should be read in conjunction with Hydro One Limited's most recently issued annual and interim financial statements. This summary financial information has been prepared in accordance with US GAAP, as issued by the FASB. Year ended December 31 (millions of dollars) Hydro One Limited HOHL Subsidiaries of Hydro One Limited, other than HOHL Consolidating Adjustments Total Consolidated Amounts of Hydro One Limited 2022 2021 2022 2021 2022 2021 2022 2021 2022 2021 Revenue 662 629 — — 8,567 7,983 (1,449) (1,387) 7,780 7,225 Net Income (Loss) Attributable to Common Shareholders 661 630 — — 1,767 1,665 (1,378) (1,330) 1,050 965 As at December 31 (millions of dollars) Hydro One Limited HOHL Subsidiaries of Hydro One Limited, other than HOHL Consolidating Adjustments Total Consolidated Amounts of Hydro One Limited 2022 2021 2022 2021 2022 2021 2022 2021 2022 2021 Current Assets 117 97 — — 3,067 2,742 (1,324) (1,013) 1,860 1,826 Non-Current Assets 3,469 3,450 — — 45,973 45,019 (19,845) (19,912) 29,597 28,557 Current Liabilities 509 475 — — 4,455 3,507 (1,312) (1,004) 3,652 2,978 Non-Current Liabilities 425 425 — — 28,801 28,892 (12,813) (12,888) 16,413 16,429 Hydro One Limited Annual Report 2022 47

Management’s Discussion and Analysis Forward-looking Statements and Information The Company’s oral and written public communications, including this document, often contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about the Company’s business, the industry, regulatory and economic environments in which it operates, and includes beliefs and assumptions made by the management of the Company. Such statements include, but are not limited to, statements regarding: the Company’s and Hydro One Remotes' transmission and distribution rate applications including the JRAP and its proposed investment plan, resulting and related decisions including the DTA Implementation Decision, as well as resulting rates, recovery and expected impacts and timing; expected timing of the Company's update to its transmission and distribution revenue requirements; expected timing for a decision in respect of Hydro One Remotes’ price cap incentive rate application; expectations about the Company’s liquidity and capital resources and operational requirements; the Operating Credit Facilities; expectations regarding the Company’s financing activities; the Company’s maturing debt; the Company’s ongoing and planned projects, initiatives and expected capital investments, including expected results, costs and in-service and completion dates; contractual obligations and other commercial commitments; the number of Hydro One common shares issuable in connection with outstanding awards under the share grant plans; collective bargaining and agreements and expectations regarding the ability to negotiate renewal collective agreements; the US GAAP exemptive relief and the potential impacts of the Exposure Draft; the Company's status as an SEC issuer; Bill 257 and Bill 93, related regulations and the expected impacts; future pension contributions; dividends; non-GAAP financial measures; internal controls over financial reporting and disclosure; recent accounting-related guidance and anticipated impacts; the MTN Program; the Universal Base Shelf Prospectus; and the US Debt Shelf Prospectus. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “would”, “believe”, “seek”, “estimate”, “goal”, “aim”, “target”, and variations of such words and similar expressions are intended to identify such forward- looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking statements, except as required by law. These forward-looking statements are based on a variety of factors and assumptions including, but not limited to, the following: the scope of the COVID-19 pandemic and duration thereof as well as the effect and severity of corporate and other mitigation measures on the Company’s operations, supply chain or employees; no unforeseen changes in the legislative and operating framework for Ontario’s electricity market or for Hydro One specifically; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining required regulatory approvals; no unforeseen changes in rate orders or rate setting methodologies for the Company’s distribution and transmission businesses; no unfavourable changes in environmental regulation; continued use of US GAAP; a stable regulatory environment; no significant changes to the Company's current credit ratings; no unforeseen impacts of new accounting pronouncements; no changes to expectations regarding electricity consumption; no unforeseen changes to economic and market conditions; recoverability of costs and expenses related to the COVID-19 pandemic, including the costs of customer defaults resulting from the pandemic; completion of operating and capital projects that have been deferred; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to the Company, including information obtained from third-party sources. Actual results may differ materially from those predicted by such forward-looking statements. While Hydro One does not know what impact any of these differences may have, the Company’s business, results of operations, financial condition and credit stability may be materially adversely affected if any such differences occur. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking statements include, among other things: ● regulatory risks and risks relating to Hydro One’s revenues, including risks relating to actual performance against forecasts, competition with other transmitters and other applications to the OEB, the rate- setting models for transmission and distribution, the recoverability of capital expenditures, obtaining rate orders or recoverability of total compensation costs; ● risks associated with the Province’s share ownership of Hydro One and other relationships with the Province, including potential conflicts of interest that may arise between Hydro One, the Province and related parties, risks associated with the Province’s exercise of further legislative and regulatory powers, risks relating to the ability of the Company to attract and retain qualified executive talent or the risk of a credit rating downgrade for the Company and its impact on the Company’s funding and liquidity; ● risks relating to the location of the Company’s assets on Reserve lands, that the company’s operations and activities may give rise to the Crown’s duty to consult and potentially accommodate Indigenous communities, and the risk that Hydro One may incur significant costs associated with transferring assets located on Reserves; ● the risk that the Company may be unable to comply with regulatory and legislative requirements or that the Company may incur additional costs for compliance that are not recoverable through rates; ● the risk of exposure of the Company’s facilities to the effects of severe weather conditions, natural disasters, man-made events or other unexpected occurrences for which the Company is uninsured or for which the Company could be subject to claims for damage; ● the risk of non-compliance with environmental regulations and inability to recover environmental expenditures in rate applications and the risk that assumptions that form the basis of the Company’s recorded environmental liabilities and related regulatory assets may change; ● risks associated with information system security and maintaining complex information technology and operational technology system infrastructure, including system failures or risks of cyber-attacks or unauthorized access to corporate information technology and operational technology systems; 48 Hydro One Limited Annual Report 2022

Management’s Discussion and Analysis ● the risk that the Company may not be able to execute plans for capital projects necessary to maintain the performance of the Company’s assets or to carry out projects in a timely manner or the risk of increased competition for the development of large transmission projects or legislative changes affecting the selection of transmitters; ● risks relating to an outbreak of infectious disease, including the COVID-19 pandemic (including a significant expansion in length or severity of the COVID-19 pandemic, including the spread of its variants, restricting or prohibiting the Company’s operations or significantly impacting the Company’s supply chain or workforce; severity of mitigation measures relating to the COVID-19 pandemic and delays in completion of and increases in costs of operating and capital projects; and the regulatory and accounting treatment of incremental costs and lost revenues of the Company related to the COVID-19 pandemic); ● the risk of labour disputes and inability to negotiate or renew appropriate collective agreements on acceptable terms consistent with the Company’s rate decisions; ● risks related to the Company’s work force demographic and its potential inability to attract and retain qualified personnel; ● the risk that the Company is not able to arrange sufficient cost- effective financing to repay maturing debt and to fund capital expenditures or the risk of a downgrade in the Company’s credit ratings; ● risks associated with fluctuations in interest rates and failure to manage exposure to credit and financial instrument risk; ● risks associated with economic uncertainty and financial market volatility; ● risks associated with asset condition, capital projects and innovation, including public opposition to or delays or denials of the requisite approvals and accommodations for the Company’s planned projects; ● the risk of failure to mitigate significant health and safety risks; ● the risk of not being able to recover the Company’s pension expenditures in future rates and uncertainty regarding the future regulatory treatment of pension, other post-employment benefits and post-retirement benefits costs; ● the impact of the ownership by the Province of lands underlying the Company’s transmission system; ● the risk associated with legal proceedings that could be costly, time-consuming or divert the attention of management and key personnel from the Company’s business operations; ● the impact if the Company does not have valid occupational rights on third-party owned or controlled lands and the risks associated with occupational rights of the Company that may be subject to expiry; ● risks relating to adverse reputational events or political actions; ● the potential that Hydro One may incur significant expenses to replace functions currently outsourced if agreements are terminated or expire before a new service provider is selected; ● risks relating to acquisitions, including the failure to realize the anticipated benefits of such transactions at all, or within the time periods anticipated, and unexpected costs incurred in relation thereto; ● the inability to continue to prepare financial statements using U.S. GAAP; and ● the risk related to the impact of any new accounting pronouncements. Hydro One cautions the reader that the above list of factors is not exhaustive. Some of these and other factors are discussed in more detail in the section entitled “Risk Management and Risk Factors” in this MD&A. In addition, Hydro One cautions the reader that information provided in this MD&A regarding the Company’s outlook on certain matters, including potential future investments, is provided in order to give context to the nature of some of the Company’s future plans and may not be appropriate for other purposes. Additional information about Hydro One, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com, the US Securities and Exchange Commission’s EDGAR website at www.sec.gov/edgar.shtml, and the Company’s website at www.HydroOne.com/Investors. Hydro One Limited Annual Report 2022 49

Management’s Report The Consolidated Financial Statements, Management’s Discussion and Analysis (MD&A) and related financial information have been prepared by the management of Hydro One Limited (Hydro One or the Company). Management is responsible for the integrity, consistency and reliability of all such information presented. The Consolidated Financial Statements for the year ended December 31, 2022 and accompanying notes thereto (together, the Consolidated Financial Statements) have been prepared in accordance with United States Generally Accepted Accounting Principles and applicable securities legislation. The MD&A has been prepared in accordance with National Instrument 51-102. The preparation of the Consolidated Financial Statements and information in the MD&A involves the use of estimates and assumptions based on management’s judgment, particularly when transactions affecting the current accounting period cannot be finalized with certainty until future periods. Estimates and assumptions are based on historical experience, current conditions and various other assumptions believed to be reasonable in the circumstances, with critical analysis of the significant accounting policies followed by the Company as described in Note 2 to the Consolidated Financial Statements. The preparation of the Consolidated Financial Statements and the MD&A includes information regarding the estimated impact of future events and transactions. The MD&A also includes information regarding sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from the present assessment of this information because future events and circumstances may not occur as expected. Management is responsible for establishing and maintaining adequate disclosure controls and procedures and internal control over financial reporting as described in the annual MD&A. Management evaluated the effectiveness of the design and operation of disclosure controls and procedures, and internal control over financial reporting based on the framework and criteria established in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, management concluded that the Company’s internal control over financial reporting was effective at a reasonable level of assurance as at December 31, 2022. As required, the results of that evaluation were reported to the Audit Committee of the Hydro One Board of Directors and the external auditors. The Consolidated Financial Statements have been audited by KPMG LLP, independent external auditors appointed by the shareholders of the Company. The external auditors’ responsibility is to express their opinion on whether the Consolidated Financial Statements are fairly presented in all material respects in conformity with United States Generally Accepted Accounting Principles. The Report of Independent Registered Public Accounting Firm outlines the scope of their examination and their opinion. The Hydro One Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control over financial reporting and disclosure. The Audit Committee of Hydro One met periodically with management, the internal auditors and the external auditors to satisfy itself that each group had properly discharged its respective responsibility with respect to the Consolidated Financial Statements before recommending approval by the Board of Directors. The external auditors had direct and full access to the Audit Committee, with and without the presence of management, to discuss their audit findings. On behalf of Hydro One’s management: David Lebeter Christopher Lopez President and Chief Executive Officer Chief Financial Officer 50 Hydro One Limited Annual Report 2022

Report of Independent Registered Public Accounting Firm To the Shareholders and Board of Directors of Hydro One Limited Opinion on the Consolidated Financial Statements We have audited the accompanying consolidated balance sheets of Hydro One Limited (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles. Basis for Opinion These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion. Critical Audit Matter The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates. Evaluation of regulatory assets and liabilities and the impact of rate regulation on the consolidated financial statements As discussed in Note 2 to the consolidated financial statements, the Company accounts for its regulated operations in accordance with Financial Accounting Standards Board Accounting Standard Codification Topic 980, Regulated Operations (ASC 980). Under ASC 980, the actions of the Company’s regulator may result in the recognition of revenue and costs in time periods that are different than non-rate-regulated enterprises. When this occurs, the Company records incurred and allowed costs that it has assessed are probable of recovery in future electricity rates as regulatory assets or property, plant and equipment. Obligations imposed or probable to be imposed by the regulator to refund previously collected revenue or expenditure of revenue collected from customers on future costs are recorded as regulatory liabilities. As disclosed in Note 12 to the consolidated financial statements, as of December 31, 2022, the Company’s regulatory assets were $3,153 million and regulatory liabilities were $1,262 million. We identified the evaluation of regulatory assets and liabilities and the impact of rate regulation as a critical audit matter. Accounting for regulated operations under ASC 980 affects multiple financial statement accounts and disclosures in the Company’s consolidated financial statements. Assessing the accounting for regulated operations requires industry knowledge and significant auditor judgment due to interpretations of regulatory decisions and judgments involved in evaluating the Company’s assessment of the probability associated with recovery of regulatory assets and property, plant and equipment, and imposition of regulatory liabilities. The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s regulatory accounting process. This included controls over the evaluation of the probability of (1) the recovery in future rates of costs deferred as regulatory assets, and (2) a refund of previously collected revenue or expenditure of revenue collected from customers on future costs that should be reported as regulatory liabilities, and controls over the monitoring and evaluation of regulatory developments that may affect the probability of recovering costs in future rates or imposing of regulatory liabilities. We evaluated the Company’s assessment of the probability of recovery of the carrying amount of regulatory assets and property, plant and equipment and the imposition of regulatory liabilities, through consideration of selected on-going regulatory proceedings and decisions. For a selection of regulatory proceedings and decisions, we read the Company’s assessment and interpretations. For a selection of regulatory assets and liabilities, we recalculated the amounts recorded based on methodologies approved by the regulator and agreed the data used in the calculations to the Company’s underlying books and records. We compared the amounts calculated by the Company to the amounts recorded in the consolidated financial statements. Chartered Professional Accountants, Licensed Public Accountants We have served as the Company’s auditor since 2008. Toronto, Canada February 13, 2023 Hydro One Limited Annual Report 2022 51

Year ended December 31 (millions of Canadian dollars, except per share amounts) 2022 2021 Revenues Distribution (includes $287 related party revenues; 2021 - $286) (Note 28) 5,660 5,359 Transmission (includes $2,064 related party revenues; 2021 - $1,833) (Note 28) 2,077 1,824 Other (Note 28) 43 42 7,780 7,225 Costs Purchased power (includes $2,396 related party costs; 2021 - $2,252) (Note 28) 3,724 3,579 Operation, maintenance and administration (Note 28) 1,258 1,112 Depreciation, amortization and asset removal costs (Note 4) 966 922 5,948 5,613 Income before financing charges and income tax expense 1,832 1,612 Financing charges (Note 5) 486 461 Income before income tax expense 1,346 1,151 Income tax expense (Note 6) 288 178 Net income 1,058 973 Other comprehensive income (Note 7) 23 17 Comprehensive income 1,081 990 Net income attributable to: Noncontrolling interest (Note 27) 8 8 Common shareholders 1,050 965 1,058 973 Comprehensive income attributable to: Noncontrolling interest (Note 27) 8 8 Common shareholders 1,073 982 1,081 990 Earnings per common share (Note 25) Basic $ 1.75 $ 1.61 Diluted $ 1.75 $ 1.61 Dividends per common share declared (Note 24) $ 1.11 $ 1.05 See accompanying notes to Consolidated Financial Statements. Consolidated Statements of Operations and Comprehensive Income For the years ended December 31, 2022 and 2021 52 Hydro One Limited Annual Report 2022

As at December 31 (millions of Canadian dollars) 2022 2021 Assets Current assets: Cash and cash equivalents 530 540 Accounts receivable (Note 8) 767 699 Due from related parties (Note 28) 282 284 Other current assets (Note 9) 281 303 1,860 1,826 Property, plant and equipment (Note 10) 25,077 23,842 Other long-term assets: Regulatory assets (Note 12) 2,964 3,561 Deferred income tax assets (Note 6) 114 118 Intangible assets (Note 11) 608 570 Goodwill 373 373 Other assets (Note 13) 461 93 4,520 4,715 Total assets 31,457 30,383 Liabilities Current liabilities: Short-term notes payable (Notes 16, 18) 1,374 1,045 Long-term debt payable within one year (Notes 16, 17, 18) 733 603 Accounts payable and other current liabilities (Note 14) 1,274 1,064 Due to related parties (Note 28) 271 266 3,652 2,978 Long-term liabilities: Long-term debt (Notes 16, 17) 13,030 13,017 Regulatory liabilities (Note 12) 1,123 362 Deferred income tax liabilities (Note 6) 715 367 Other long-term liabilities (Note 15) 1,545 2,683 16,413 16,429 Total liabilities 20,065 19,407 Contingencies and Commitments (Notes 30, 31) Subsequent Events (Note 33) Noncontrolling interest subject to redemption (Note 27) 20 20 Equity Common shares (Note 23) 5,699 5,688 Additional paid-in capital (Note 26) 34 38 Retained earnings 5,562 5,174 Accumulated other comprehensive income (loss) 11 (12) Hydro One shareholders’ equity 11,306 10,888 Noncontrolling interest (Note 27) 66 68 Total equity 11,372 10,956 31,457 30,383 See accompanying notes to Consolidated Financial Statements. On behalf of the Board of Directors: Timothy Hodgson Stacey Mowbray Chair Chair, Audit Committee Consolidated Balance Sheets At December 31, 2022 and 2021 Hydro One Limited Annual Report 2022 53

Year ended December 31, 2022 (millions of Canadian dollars) Common Shares Additional Paid-in Capital Retained Earnings Accumulated Other Comprehensive Income Hydro One Shareholders’ Equity Non- controlling Interest (Note 27) Total Equity January 1, 2022 5,688 38 5,174 (12) 10,888 68 10,956 Net income — — 1,050 — 1,050 6 1,056 Other comprehensive income (Note 7) — — — 23 23 — 23 Distributions to noncontrolling interest (Note 27) — — — — — (8) (8) Dividends on common shares (Note 24) — — (662) — (662) — (662) Common shares issued 11 (8) — — 3 — 3 Stock-based compensation — 4 — — 4 — 4 December 31, 2022 5,699 34 5,562 11 11,306 66 11,372 Year ended December 31, 2021 (millions of Canadian dollars) Common Shares Additional Paid-in Capital Retained Earnings Accumulated Other Comprehensive Loss Hydro One Shareholders’ Equity Non- controlling Interest (Note 27) Total Equity January 1, 2021 5,678 47 4,838 (29) 10,534 72 10,606 Net income — — 965 — 965 6 971 Other comprehensive income (Note 7) — — — 17 17 — 17 Distributions to noncontrolling interest (Note 27) — — — — — (10) (10) Dividends on common shares (Note 24) — — (629) — (629) — (629) Common shares issued 10 (10) — — — — — Stock-based compensation — 1 — — 1 — 1 December 31, 2021 5,688 38 5,174 (12) 10,888 68 10,956 See accompanying notes to Consolidated Financial Statements. Consolidated Statements of Changes in Equity For the years ended December 31, 2022 and 2021 54 Hydro One Limited Annual Report 2022

Year ended December 31 (millions of Canadian dollars) 2022 2021 Operating activities Net income 1,058 973 Environmental expenditures (33) (30) Adjustments for: Depreciation and amortization (Note 4) 831 815 Regulatory assets and liabilities 44 70 Deferred income tax expense 260 154 Other 39 67 Changes in non-cash balances related to operations (Note 29) 61 100 Net cash from operating activities 2,260 2,149 Financing activities Long-term debt issued 750 900 Long-term debt repaid (603) (804) Short-term notes issued 6,335 4,150 Short-term notes repaid (6,000) (3,905) Dividends paid (Note 24) (662) (629) Distributions paid to noncontrolling interest (10) (8) Common shares issued 3 — Costs to obtain financing (10) (7) Net cash used in financing activities (197) (303) Investing activities Capital expenditures (Note 29) Property, plant and equipment (1,966) (1,928) Intangible assets (120) (143) Capital contributions received (Note 29) 12 14 Other 1 (6) Net cash used in investing activities (2,073) (2,063) Net change in cash and cash equivalents (10) (217) Cash and cash equivalents, beginning of year 540 757 Cash and cash equivalents, end of year 530 540 See accompanying notes to Consolidated Financial Statements. Consolidated Statements of Cash Flows For the years ended December 31, 2022 and 2021 Hydro One Limited Annual Report 2022 55

1. DESCRIPTION OF THE BUSINESS Hydro One Limited (Hydro One or the Company) was incorporated on August 31, 2015, under the Business Corporations Act (Ontario). On October 31, 2015, the Company acquired Hydro One Inc., a company previously wholly-owned by the Province of Ontario (Province). At December 31, 2022, the Province held approximately 47.2% (2021 - 47.2%) of the common shares of Hydro One. The principal businesses of Hydro One are the transmission and distribution of electricity to customers within Ontario. Rate Setting The Company's transmission business consists of the transmission system operated by Hydro One Inc.’s subsidiaries, which include Hydro One Networks Inc. (Hydro One Networks) and Hydro One Sault Ste. Marie LP (HOSSM), as well as an approximately 66% interest in B2M Limited Partnership (B2M LP), and an approximately 55% interest in Niagara Reinforcement Limited Partnership (NRLP). Hydro One’s distribution business consists of the distribution systems operated by Hydro One Inc.'s subsidiaries, Hydro One Networks, and Hydro One Remote Communities Inc. (Hydro One Remotes). Transmission On March 7, 2019, the Ontario Energy Board (OEB) issued its reconsideration decision (DTA Decision) with respect to Hydro One's rate-setting treatment of the benefits of the deferred tax asset (DTA) resulting from the transition from the payments in lieu of tax regime to tax payments under the federal and provincial tax regimes. On July 16, 2020, the Ontario Divisional Court rendered its decision (ODC Decision) on the Company's appeal of the OEB's DTA Decision. On April 8, 2021, the OEB rendered its decision and order (DTA Implementation Decision) regarding the recovery of the DTA amounts allocated to ratepayers for the 2017 to 2022 period. See Note 12 - Regulatory Assets and Liabilities for additional details. On April 23, 2020, the OEB rendered its decision on Hydro One Networks' 2020-2022 transmission rate application (2020-2022 Transmission Decision). On July 16, 2020, the OEB issued its final rate order for the 2020-2022 transmission rates approving a revenue requirement of $1,630 million, $1,701 million and $1,772 million for 2020, 2021 and 2022, respectively. On July 30, 2020, the OEB issued its decision for Uniform Transmission Rates (UTRs). The 2020 UTRs that were put in place on an interim basis on January 1, 2020 continued for the remainder of 2020 in light of the COVID-19 pandemic. On December 17, 2020, the OEB issued its decision and order setting the final 2021 UTRs effective January 1, 2021, which included the approval of a two-year disposition period for Hydro One Network's 2020 foregone revenue including interest, beginning on January 1, 2021. On July 31, 2019, B2M LP filed a transmission rate application for 2020- 2024. On January 16, 2020, the OEB approved the 2020 base revenue requirement of $33 million, and a revenue cap escalator index for 2021 to 2024. On October 25, 2019, NRLP filed its revenue cap incentive rate application for 2020-2024. On December 19, 2019, the OEB approved NRLP’s proposed 2020 revenue requirement of $9 million on an interim basis effective January 1, 2020. On April 9, 2020, final OEB approval was received. HOSSM is under a 10-year deferred rebasing period for years 2017- 2026, as approved in the OEB Mergers Acquisitions Amalgamations and Divestitures (MAAD) decision dated October 13, 2016. On August 5, 2021 Hydro One Networks filed a custom joint rate application (JRAP) for 2023-2027 transmission and distribution rates. On November 29, 2022 the OEB approved the application and issued its rate order for 2023-2027 transmission rates approving revenue requirement for Hydro One Networks' Transmission Business of $1,952 million for 2023, $2,073 million for 2024, $2,168 million for 2025, $2,277 million for 2026 and $2,362 million for 2027. Distribution In March 2017, Hydro One Networks filed an application with the OEB for 2018-2022 distribution rates. On March 7, 2019, the OEB rendered its decision on the distribution rates application. In accordance with the OEB decision, the Company filed its draft rate order reflecting updated revenue requirements of $1,459 million for 2018, $1,498 million for 2019, $1,532 million for 2020, $1,578 million for 2021, and $1,624 million for 2022. On June 11, 2019, the OEB approved the rate order confirming these updated revenue requirements. On August 28, 2017, Hydro One Remotes filed a distribution rate application for 2018-2022. On April 12, 2018 the OEB approved Hydro One Remotes’ 2018 revenue requirement of $54 million effective May 1, 2018, with a price cap escalator index for 2019-2022. On November 3, 2020, Hydro One Remote Communities filed an application with the OEB seeking approval for a 2% increase to 2020 base rates, effective May 1, 2021, which was subsequently updated to 2.2% in accordance with the OEB’s 2021 inflation parameters for electricity distributors issued on November 9, 2020. On March 25, 2021, the OEB approved Hydro One Remote Communities’ application for rates and other charges to be effective May 1, 2021. On November 3, 2021, Hydro One Remotes filed an application with the OEB seeking approval for a 2.2% increase to 2021 base rates, effective May 1, 2022. The application was subsequently updated to request a 3.3% increase to 2021 base rates to reflect the OEB’s annually updated inflation parameters for electricity distributors for 2022. On March 24, 2022, the OEB approved the application for rates and other charges which became effective on May 1, 2022. On August 5, 2021 Hydro One Networks filed a JRAP for 2023-2027 transmission and distribution rates. On November 29, 2022, as part of the approval of the JRAP application, the OEB issued its rate order for 2023-2027 distribution rates approving revenue requirement for Hydro One Networks' Distribution Business of $1,727 million for 2023, $1,813 million for 2024, $1,886 million for 2025, $1,985 million for 2026 and $2,071 million for 2027. 2. SIGNIFICANT ACCOUNTING POLICIES Basis of Consolidation and Presentation These consolidated financial statements (Consolidated Financial Statements) include the accounts of the Company and its subsidiaries. Inter-company transactions and balances have been eliminated. Basis of Accounting These Consolidated Financial Statements are prepared and presented in accordance with United States (US) Generally Accepted Accounting Principles (GAAP) and in Canadian dollars. Notes to Consolidated Financial Statements For the years ended December 31, 2022 and 2021 56 Hydro One Limited Annual Report 2022

Notes to Consolidated Financial Statements (continued) For the years ended December 31, 2022 and 2021 Use of Management Estimates The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues, expenses, gains and losses during the reporting periods. Management evaluates these estimates on an ongoing basis based upon historical experience, current conditions, and assumptions believed to be reasonable at the time the assumptions are made, with any adjustments being recognized in results of operations in the period they arise. Significant estimates relate to unbilled revenues, regulatory assets and regulatory liabilities, environmental liabilities, pension benefits, and post-retirement and post-employment benefits. Actual results may differ significantly from these estimates. Regulatory Accounting The OEB has the general power to include or exclude revenues, costs, gains or losses in the rates of a specific period, resulting in a change in the timing of accounting recognition from that which would have been applied in an unregulated company. Such change in timing involves the application of rate-regulated accounting in accordance with Financial Accounting Standards Board Accounting Standard Codification Topic 980, Regulated Operations. within the Company's regulated business, giving rise to the recognition of regulatory assets and liabilities. The Company’s regulatory assets represent certain amounts receivable from future electricity customers and costs that have been deferred for accounting purposes because it is probable that they will be recovered in future rates. In addition, the Company has recorded regulatory liabilities that generally represent amounts that are refundable to electricity customers in future rates. The Company continually assesses the likelihood of recovery of each of its regulatory assets and continues to believe that it is probable that the OEB will include its regulatory assets and liabilities in setting future rates. If, at some future date, the Company judges that it is no longer probable that the OEB will include a regulatory asset or liability in setting future rates, the appropriate carrying amount would be reflected in results of operations prospectively from the date the Company’s assessment is made, unless the change meets the requirements for a subsequent event adjustment. Cash and Cash Equivalents Cash and cash equivalents include cash and short-term investments with an original maturity of three months or less. Revenue Recognition Transmission revenues predominantly consist of transmission tariffs, which are collected through OEB-approved UTRs which are applied against the monthly peak demand for electricity across Hydro One's high-voltage network. OEB-approved UTRs are based on an approved revenue requirement that includes a rate of return. The transmission tariffs are designed to recover revenues necessary to support the Company's transmission system with sufficient capacity to accommodate the maximum expected demand which is influenced by weather and economic conditions. Transmission revenues are recognized as electricity is transmitted and delivered to customers. Distribution revenues attributable to the delivery of electricity are based on OEB-approved distribution rates and are recognized on an accrual basis and include billed and unbilled revenues. Billed revenues are based on electricity delivered as measured from customer meters. At the end of each month, electricity delivered to customers since the date of the last billed meter reading is estimated, and the corresponding unbilled revenue is recorded. The unbilled revenue estimate is affected by energy consumption, weather, and changes in the composition of customer classes. Revenues also include amounts related to sales of other services and equipment. Such revenue is recognized as services are rendered or as equipment is delivered. Revenues are recorded net of indirect taxes. Accounts Receivable and Allowance for Doubtful Accounts Billed accounts receivable are recorded at the invoiced amount, net of allowance for doubtful accounts. Unbilled accounts receivable are recorded at their estimated value, net of allowance for doubtful accounts. Overdue amounts related to regulated billings bear interest at OEB-approved rates. The allowance for doubtful accounts reflects the Company’s current lifetime expected credit losses (CECL) for all accounts receivable balances. The Company estimates the CECL by applying internally developed loss rates to all outstanding receivable balances by aging category on an undiscounted basis. Loss rates applied to the accounts receivable balances are based on historical overdue balances, customer payments and write-offs, which may be further supplemented from time to time to reflect management's best estimate of the loss. Accounts receivable are written-off against the allowance when they are deemed uncollectible. The allowance for doubtful accounts is affected by changes in volume, prices and economic conditions. Noncontrolling interest Noncontrolling interest represents the portion of equity ownership in subsidiaries that is not attributable to shareholders of Hydro One. Noncontrolling interest is initially recorded at fair value and subsequently the amount is adjusted for the proportionate share of net income and other comprehensive income (OCI) or other comprehensive loss (OCL) attributable to the noncontrolling interest and any dividends or distributions paid to the noncontrolling interest. If a transaction results in the acquisition of all, or part, of a noncontrolling interest in a subsidiary, the acquisition of the noncontrolling interest is accounted for as an equity transaction. No gain or loss is recognized in consolidated net income or comprehensive income as a result of changes in the noncontrolling interest, unless a change results in the loss of control by the Company. Income Taxes Income taxes are accounted for using the asset and liability method. Current tax assets and liabilities are recognized based on the taxes payable or refundable on the current and prior year’s taxable income. Current and deferred income taxes are computed based on the tax rates and tax laws enacted as at the balance sheet date. Tax benefits associated with income tax positions are recorded only when the more-likely-than-not recognition threshold is satisfied and are measured at the largest amount of benefit that has a greater than 50% likelihood of being realized upon settlement. Management evaluates each position based solely on the technical merits and facts and circumstances of the position, assuming the position will be examined by a taxing authority having full knowledge of all relevant information. Significant management judgment is required to determine recognition thresholds and the related amount of tax benefits to be recognized in the Consolidated Financial Statements. Management re-evaluates tax positions each period using new information about recognition or measurement as it becomes available. Hydro One Limited Annual Report 2022 57

Notes to Consolidated Financial Statements (continued) For the years ended December 31, 2022 and 2021 Deferred Income Taxes Deferred income tax assets and liabilities are recognized on all temporary differences between the tax bases and carrying amounts of assets and liabilities, including the carry forward unused tax credits and tax losses to the extent that it is more-likely-than-not that these deductions, credits, and losses can be utilized. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized, based on the tax rates and tax laws that have been enacted as at the balance sheet date. Deferred income taxes associated with its regulated operations which are considered to be more-likely-than-not to be recoverable or refunded in the future regulated rates charged to customers are recognized as deferred income tax regulatory assets and liabilities with an offset to deferred income tax expense. Investment tax credits are recorded as a reduction of the related expenses or income tax expense in the current or future period to the extent it is more likely than not that the credits can be utilized. Management reassesses the deferred income tax assets at each balance sheet date and reduces the amount to the extent that it is more likely than not that the deferred income tax asset will not be realized. Previously unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become more likely than not that the tax benefit will be realized. Materials and Supplies Materials and supplies represent consumables, small spare parts and construction materials held for internal construction and maintenance of property, plant and equipment. These assets are carried at average cost less any impairments recorded. Property, Plant and Equipment Property, plant and equipment is recorded at original cost, net of customer contributions, and any accumulated impairment losses. The cost of additions, including betterments and replacement asset components, is included on the consolidated balance sheets as property, plant and equipment. The original cost of property, plant and equipment includes direct materials, direct labour (including employee benefits), contracted services, attributable capitalized financing costs, asset retirement costs, and direct and indirect overheads that are related to the capital project or program. Indirect overheads include a portion of corporate costs such as finance, treasury, human resources, and information technology. Overhead costs, including corporate functions and field services costs, are capitalized on a fully allocated basis, consistent with an OEB-approved methodology. Property, plant and equipment in service consists of transmission, distribution, communication, administration and service assets and land easements. Property, plant and equipment also includes future use assets, such as land, major components and spare parts, and capitalized project development costs associated with deferred capital projects. Transmission Transmission assets include assets used for the transmission of high- voltage electricity, such as transmission lines, support structures, foundations, insulators, connecting hardware and grounding systems, and assets used to step up the voltage of electricity from generating stations for transmission and to step down voltages for distribution, including transformers, circuit breakers and switches. Distribution Distribution assets include assets related to the distribution of low- voltage electricity, including lines, poles, switches, transformers, protective devices and metering systems. Communication Communication assets include fibre optic and microwave radio systems, optical ground wire, towers, telephone equipment and associated buildings. Administration and Service Administration and service assets include administrative buildings, personal computers, transport and work equipment, tools and other minor assets. Easements Easements include a statutory easement for the use of transmission corridor and related abutting lands pursuant to Part IX.1 of the Electricity Act, 1998 (Ontario) (Electricity Act), as well as other land rights for occupation. Intangible Assets Intangible assets separately acquired or internally developed are measured on initial recognition at cost, which comprises purchased software, direct labour (including employee benefits), consulting, engineering, overheads and attributable capitalized financing charges. Following initial recognition, intangible assets are carried at cost, net of any accumulated amortization and accumulated impairment losses. The Company’s intangible assets primarily represent major computer applications. Capitalized Financing Costs Capitalized financing costs represent interest costs attributable to the construction of property, plant and equipment or development of intangible assets. The financing cost of attributable borrowed funds is capitalized as part of the acquisition cost of such assets. The capitalized financing costs are a reduction of financing charges recognized in the consolidated statements of operations and comprehensive income. Capitalized financing costs are calculated using the Company’s weighted average effective cost of debt. Construction and Development in Progress Construction and development in progress consists of the capitalized cost of constructed assets that are not yet complete and which have not yet been placed in service. Depreciation and Amortization The cost of property, plant and equipment and intangible assets is depreciated or amortized on a straight-line basis based on the estimated remaining service life of each asset category, except for transport and work equipment, which is depreciated on a declining balance basis. The Company periodically initiates an external independent review of its property, plant and equipment and intangible asset depreciation and amortization rates, as required by the OEB. Any changes arising from OEB approval of such a review are implemented on a remaining service 58 Hydro One Limited Annual Report 2022

Notes to Consolidated Financial Statements (continued) For the years ended December 31, 2022 and 2021 life basis, consistent with their inclusion in electricity rates. The most recent reviews resulted in changes to rates effective January 1, 2015 and January 1, 2020 for Hydro One Networks’ distribution and transmission businesses, respectively. A summary of average service lives and depreciation and amortization rates for the various classes of assets is included below: Rate Average Service Life Range Average Property, plant and equipment: Transmission 55 years 1% - 3% 2% Distribution 46 years 1% - 7% 2% Communication 16 years 1% - 15% 5% Administration and service 25 years 1% - 20% 3% Intangible assets 10 years 10% 7% In accordance with group depreciation practices, the original cost of property, plant and equipment, or major components thereof, and intangible assets that are normally retired, is charged to accumulated depreciation, with no gain or loss being reflected in results of operations. Where a disposition of property, plant and equipment occurs through sale, a gain or loss is calculated based on proceeds and such gain or loss is included in depreciation expense. Acquisitions and Goodwill The Company accounts for business acquisitions using the acquisition method of accounting and, accordingly, the assets and liabilities of the acquired entities are primarily measured at their estimated fair value at the date of acquisition. Costs associated with pending acquisitions are expensed as incurred. Goodwill represents the cost of acquired companies that is in excess of the fair value of the net identifiable assets acquired at the acquisition date. Goodwill is not included in rate base. Goodwill is evaluated for impairment on an annual basis, or more frequently if circumstances require. The Company performs a qualitative assessment to determine whether it is more likely than not that the fair value of the applicable reporting unit is less than its carrying amount. If the Company determines, as a result of its qualitative assessment, that it is not more likely than not that the fair value of the applicable reporting unit is less than its carrying value, no further testing is required. If the Company determines, as a result of its qualitative assessment, that it is more likely than not that the fair value of the applicable reporting unit is less than its carrying amount, a quantitative goodwill impairment assessment is performed. The quantitative assessment compares the fair value of the applicable reporting unit to its carrying amount, including goodwill. If the fair value of goodwill is less than the carrying amount, an impairment loss is recorded as a reduction to goodwill and as a charge to results of operations. Based on the assessment performed as at September 30, 2022 and with no significant events since, the Company has concluded that goodwill was not impaired at December 31, 2022. Long-Lived Asset Impairment When circumstances indicate the carrying value of long-lived assets may not be recoverable, the Company evaluates whether the carrying value of such assets, excluding goodwill, has been impaired. For such long-lived assets, the Company evaluates whether impairment may exist by estimating future estimated undiscounted cash flows expected to result from the use and eventual disposition of the asset. When alternative courses of action to recover the carrying amount of a long- lived asset are under consideration, a probability-weighted approach is used to develop estimates of future undiscounted cash flows. If the carrying value of the long-lived asset is not recoverable based on the estimated future undiscounted cash flows, an impairment loss is recorded, measured as the excess of the carrying value of the asset over its fair value. As a result, the asset’s carrying value is adjusted to its estimated fair value. Within its regulated business, the carrying costs of most of Hydro One’s long-lived assets are included in rate base where they earn an OEB- approved rate of return. Asset carrying values and the related return are recovered through approved rates. As a result, such assets are only tested for impairment in the event that the OEB disallows recovery, in whole or in part, or if such a disallowance is judged to be probable. Hydro One regularly monitors the assets of its unregulated subsidiary Acronym Solutions Inc. for indications of impairment. Management assesses the fair value of such long-lived assets using commonly accepted techniques. Techniques used to determine fair value include, but are not limited to, the use of recent third-party comparable sales for reference and internally developed discounted cash flow analysis. Significant changes in market conditions, changes to the condition of an asset, or a change in management’s intent to utilize the asset are generally viewed by management as triggering events to reassess the cash flows related to these long-lived assets. As at December 31, 2022 and 2021, no asset impairment had been recorded for assets within either the Company’s regulated or unregulated businesses. Costs of Arranging Debt Financing For financial liabilities classified as other than held-for-trading, the Company defers the external transaction costs related to obtaining financing and presents such amounts net of related debt on the consolidated balance sheets. Deferred issuance costs are amortized over the contractual life of the related debt on an effective-interest basis and the amortization is included within financing charges in the consolidated statements of operations and comprehensive income. Transaction costs for items classified as held-for-trading are expensed immediately. Comprehensive Income Comprehensive income is comprised of net income and OCI. Hydro One presents net income and OCI in a single continuous consolidated statement of operations and comprehensive income. Hydro One Limited Annual Report 2022 59

Notes to Consolidated Financial Statements (continued) For the years ended December 31, 2022 and 2021 Financial Assets and Liabilities All financial assets and liabilities are classified into one of the following five categories: held-to-maturity; loans and receivables; held-for- trading; other liabilities; or available-for-sale. Financial assets and liabilities classified as held-for-trading are measured at fair value. All other financial assets and liabilities are measured at amortized cost. Accounts receivable and amounts due from related parties are classified as loans and receivables. The Company considers the carrying amounts of accounts receivable and amounts due from related parties to be reasonable estimates of fair value because of the short time to maturity of these instruments. The Company estimates the CECL for all accounts receivable balances, which are recognized as adjustments to the allowance for doubtful accounts. Accounts receivable are written-off against the allowance when they are deemed uncollectible. All financial instrument transactions are recorded at trade date. The Company determines the classification of its financial assets and liabilities at the date of initial recognition. The Company designates certain of its financial assets and liabilities to be held at fair value, when it is consistent with the Company’s risk management policy disclosed in Note 17 - Fair Value of Financial Instruments and Risk Management. Derivative Instruments and Hedge Accounting The Company closely monitors the risks associated with changes in interest rates on its operations and, where appropriate, uses various instruments to hedge these risks. Certain of these derivative instruments qualify for hedge accounting and are designated as accounting hedges, while others either do not qualify as hedges or have not been designated as hedges (hereinafter referred to as undesignated contracts) as they are part of economic hedging relationships. The accounting guidance for derivative instruments requires the recognition of all derivative instruments not identified as meeting the normal purchase and sale exemption as either assets or liabilities recorded at fair value on the consolidated balance sheets. For derivative instruments that qualify for hedge accounting, the Company may elect to designate such derivative instruments as either cash flow hedges or fair value hedges. The Company offsets fair value amounts recognized on its consolidated balance sheets related to derivative instruments executed with the same counterparty under the same master netting agreement. For derivative instruments that qualify for hedge accounting and which are designated as cash flow hedges, any unrealized gain or loss, net of tax, is recorded as a component of accumulated OCI (AOCI). Amounts in AOCI are reclassified to results of operations in the same period or periods during which the hedged transaction affects results of operations and presented in the same line item as the earnings effect of the hedged item. Any gains or losses on the derivative instrument that represent hedge components excluded from the assessment of effectiveness are recognized in the same line item of the consolidated statements of operations as the hedged item. For fair value hedges, changes in fair value of both the derivative instrument and the underlying hedged exposure are recognized in the consolidated statements of operations and comprehensive income in the current period. The gain or loss on the derivative instrument is included in the same line item as the offsetting gain or loss on the hedged item in the consolidated statements of operations and comprehensive income. The changes in fair value of the undesignated derivative instruments are reflected in results of operations. Embedded derivative instruments are separated from their host contracts and are carried at fair value on the consolidated balance sheets when: (a) the economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract; (b) the hybrid instrument is not measured at fair value, with changes in fair value recognized in results of operations each period; and (c) the embedded derivative itself meets the definition of a derivative. The Company does not engage in derivative trading or speculative activities and had no embedded derivatives that required bifurcation at December 31, 2022 or 2021. Hydro One periodically develops hedging strategies taking into account risk management objectives. At the inception of a hedging relationship where the Company has elected to apply hedge accounting, Hydro One formally documents the relationship between the hedged item and the hedging instrument, the related risk management objective, the nature of the specific risk exposure being hedged, and the method for assessing the effectiveness of the hedging relationship. The Company also assesses, both at the inception of the hedge and on a quarterly basis, whether the hedging instruments are effective in offsetting changes in fair values or cash flows of the hedged items. Employee Future Benefits Employee future benefits provided by Hydro One include pension, post- retirement and post-employment benefits. The costs of the Company’s pension, post-retirement and post-employment benefit plans are recorded over the periods during which employees render service. The Company recognizes the funded status of its defined benefit pension plan (Pension Plan) and its post-retirement and post- employment plans on its consolidated balance sheets and subsequently recognizes the changes in funded status at the end of each reporting year. Defined benefit pension, post-retirement and post-employment plans are considered to be underfunded when the projected benefit obligation (PBO) exceeds the fair value of the plan assets. Liabilities are recognized on the consolidated balance sheets for any net underfunded PBO. The net underfunded PBO may be disclosed as a current liability, long-term liability, or both. The current portion is the amount by which the actuarial present value of benefits included in the benefit obligation payable in the next 12 months exceeds the fair value of plan assets. If the fair value of plan assets exceeds the PBO of the plan, an asset is recognized equal to the net overfunded PBO. The post- retirement and post-employment benefit plans are unfunded because there are no related plan assets. Hydro One recognizes its contributions to the defined contribution pension plan (DC Plan) as pension expense, with a portion being capitalized as part of labour costs included in capital expenditures. The expensed amount is included in operation, maintenance and administration (OM&A) costs in the consolidated statements of operations and comprehensive income. Defined Benefit Pension Defined benefit pension costs are recorded on an accrual basis for financial reporting purposes. Pension costs are actuarially determined using the projected benefit method prorated on service and are based on assumptions that reflect management’s best estimate of the effect of future events, including future compensation increases. Past service costs from plan amendments and all actuarial gains and losses are amortized on a straight-line basis over the expected average remaining 60 Hydro One Limited Annual Report 2022

Notes to Consolidated Financial Statements (continued) For the years ended December 31, 2022 and 2021 service period of active employees in the plan, or over the estimated remaining life expectancy of inactive employees in the plan. Pension plan assets, consisting primarily of listed and unlisted equity securities, marketable and private debt, corporate and government debt securities as well as unlisted real estate and unlisted infrastructure investments, are recorded at fair value at the end of each year. Hydro One records a regulatory asset or liability equal to the net underfunded or overfunded PBO for its pension plan. Defined benefit pension costs are attributed to labour costs on a cash basis and a portion directly related to acquisition and development of capital assets is capitalized as part of the cost of property, plant and equipment and intangible assets. The remaining defined benefit pension costs are charged to results of operations (OM&A costs). Post-retirement and Post-employment Benefits Post-retirement and post-employment benefits are recorded and included in rates on an accrual basis. Costs are determined by independent actuaries using the projected benefit method prorated on service and based on assumptions that reflect management’s best estimates. For post-retirement benefits, past service costs from plan amendments are amortized to results of operations based on the expected average remaining service period. For post-retirement benefits, all actuarial gains or losses are deferred using the “corridor” approach. The amount calculated above the “corridor” is amortized to results of operations on a straight-line basis over the expected average remaining service life of active employees in the plan or over the remaining life expectancy of inactive employees in the plan. The post-retirement benefit obligation is remeasured to its fair value at each year end based on an annual actuarial report, with an offset to the associated regulatory account, to the extent of the remeasurement adjustment. The actuarial gains and losses on post-employment obligations that are incurred during the year are recognized immediately to results of operations. The post-employment benefit obligation is remeasured to its fair value at each year end based on an annual actuarial report, with an offset to the associated regulatory account, to the extent of the remeasurement adjustment. All post-retirement and post-employment benefit costs are attributed to labour costs and are either charged to results of operations (OM&A costs) or capitalized as part of the cost of property, plant and equipment and intangible assets (applies to the service cost component of benefit cost) and to regulatory assets for all other components of the benefit cost, consistent with their inclusion in OEB-approved rates. Stock-Based Compensation Share Grant Plans Hydro One measures share grant plans based on fair value of share grants as estimated based on the grant date common share price. The costs are recognized in the financial statements using the graded- vesting attribution method for share grant plans that have both a performance condition and a service condition. The Company records a regulatory asset equal to the accrued costs of share grant plans recognized in each period. Costs are transferred from the regulatory asset to labour costs at the time the share grants vest and are issued, and are recovered in rates. Forfeitures are recognized as they occur. Deferred Share Unit (DSU) Plans The Company records the liabilities associated with its Directors’ and Management DSU Plans at fair value at each reporting date until settlement, recognizing compensation expense over the vesting period on a straight-line basis. The fair value of the DSU liability is based on the Company’s common share closing price at the end of each reporting period. Society Restricted Share Unit (RSU) Plan The Company measures its Society RSU plan based on fair value of share grants as estimated based on the grant date common share price. The costs are recognized over the vesting period using the straight-line attribution method. The Company records a regulatory asset equal to the accrued costs of the Society RSU plan recognized in each period. Costs are transferred from the regulatory asset to labour costs at the time the share grants vest and are issued, and are recovered in rates. Forfeitures are recognized as they occur. Long-term Incentive Plan (LTIP) The Company measures the awards issued under its LTIP, at fair value based on the grant date common share price. The related compensation expense is recognized over the vesting period on a straight-line basis. Forfeitures are recognized as they occur. Loss Contingencies Hydro One is involved in certain legal and environmental matters that arise in the normal course of business. In the preparation of its Consolidated Financial Statements, management makes judgments regarding the future outcome of contingent events and records a loss for a contingency based on its best estimate when it is determined that such loss is probable and the amount of the loss can be reasonably estimated. Where the loss amount is recoverable in future rates, a regulatory asset is also recorded. When a range estimate for the probable loss exists and no amount within the range is a better estimate than any other amount, the Company records a loss at the minimum amount within the range. Management regularly reviews current information available to determine whether recorded provisions should be adjusted and whether new provisions are required. Estimating probable losses may require analysis of multiple forecasts and scenarios that often depend on judgments about potential actions by third parties, such as federal, provincial and local courts or regulators. Contingent liabilities are often resolved over long periods of time. Amounts recorded in the Consolidated Financial Statements may differ from the actual outcome once the contingency is resolved. Such differences could have a material impact on future results of operations, financial position and cash flows of the Company. Provisions are based upon current estimates and are subject to greater uncertainty where the projection period is lengthy. A significant upward or downward trend in the number of claims filed, the nature of the alleged injuries, and the average cost of resolving each claim could change the estimated provision, as could any substantial adverse or favourable verdict at trial. A federal or provincial legislative outcome or structured settlement could also change the estimated liability. Legal fees are expensed as incurred. Hydro One Limited Annual Report 2022 61

Notes to Consolidated Financial Statements (continued) For the years ended December 31, 2022 and 2021 Environmental Liabilities Environmental liabilities are recorded in respect of past contamination when it is determined that future environmental remediation expenditures are probable under existing statute or regulation and the amount of the future expenditures can be reasonably estimated. Hydro One records a liability for the estimated future expenditures associated with contaminated land assessment and remediation (LAR) and for the phase-out and destruction of polychlorinated biphenyl (PCB)-contaminated mineral oil removed from electrical equipment, based on the present value of these estimated future expenditures. The Company determines the present value with a discount rate that produces an amount at which the environmental liabilities could be settled in an arm’s length transaction with a third party. As the Company anticipates that the future expenditures will continue to be recoverable in future rates, an offsetting regulatory asset has been recorded to reflect the future recovery of these environmental expenditures from customers. Hydro One reviews its estimates of future environmental expenditures annually, or more frequently if there are indications that circumstances have changed. Estimate changes are accounted for prospectively. Asset Retirement Obligations Asset retirement obligations are recorded for legal obligations associated with the future removal and disposal of long-lived assets. Such obligations may result from the acquisition, construction, development and/or normal use of the asset. Conditional asset retirement obligations are recorded when there is a legal obligation to perform a future asset retirement activity but where the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Company. In such a case, the obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. This uncertainty is incorporated in the fair value measurement of the obligation. When recording an asset retirement obligation, the present value of the estimated future expenditures required to complete the asset retirement activity is recorded in the period in which the obligation is incurred, if a reasonable estimate can be made. In general, the present value of the estimated future expenditures is added to the carrying amount of the associated asset and the resulting asset retirement cost is depreciated over the estimated useful life of the asset. The present value is determined with a discount rate that equates to the Company’s credit-adjusted risk-free rate. Where an asset is no longer in service when an asset retirement obligation is recorded, the asset retirement cost is recorded in results of operations. Leases At the commencement date of a lease, the minimum lease payments are discounted and recognized as a lease obligation. Discount rates used correspond to the Company's incremental borrowing rates. Renewal options are assessed for their likelihood of being exercised and are included in the measurement of the lease obligation when it is reasonably certain they will be exercised. The Company does not recognize leases with a term of less than 12 months. A corresponding Right-of-Use (ROU) asset is recognized at the commencement date of a lease. The ROU asset is measured as the lease obligation adjusted for any lease payments made and/or any lease incentives and initial direct costs incurred. ROU assets are included in other long-term assets, and corresponding lease obligations are included in other current liabilities and other long-term liabilities on the consolidated balance sheets. Subsequent to the commencement date, the lease expense recognized at each reporting period is the total remaining lease payments over the remaining lease term. Lease obligations are measured as the present value of the remaining unpaid lease payments using the discount rate established at commencement date. The amortization of the ROU assets is calculated as the difference between the lease expense and the accretion of interest, which is calculated using the effective interest method. Lease modifications and impairments are assessed at each reporting period to assess the need for a remeasurement of the lease obligations or ROU assets. 3. NEW ACCOUNTING PRONOUNCEMENTS The following tables present Accounting Standard Updates (ASUs) issued by the Financial Accounting Standards Board that are applicable to Hydro One: Recently Adopted Accounting Guidance Guidance Date issued Description Effective date Impact on Hydro One ASU 2020-06 August 2020 The update addresses the complexity associated with applying US GAAP for certain financial instruments with characteristics of liabilities and equity. The amendments reduce the number of accounting models for convertible debt instruments and convertible preferred stock. January 1, 2022 No impact upon adoption ASU 2021-05 July 2021 The amendments are intended to align lease classification requirements for lessors under Topic 842 with Topic 840's practice. January 1, 2022 No impact upon adoption ASU 2021-10 November 2021 The update addresses diversity on the recognition, measurement, presentation and disclosure of government assistance received by business entities. January 1, 2022 No impact upon adoption 62 Hydro One Limited Annual Report 2022

Notes to Consolidated Financial Statements (continued) For the years ended December 31, 2022 and 2021 Recently Issued Accounting Guidance Not Yet Adopted Guidance Date issued Description Effective date Anticipated Impact on Hydro One ASU 2021-08 October 2021 The amendments address how to determine whether a contractual obligation represents a liability to be recognized by the acquirer in a business combination. January 1, 2023 No expected impact upon adoption ASU 2022-02 March 2022 The amendments eliminate the troubled debt restructuring (TDR) accounting model for entities that have adopted Topic 326 Financial Instrument – Credit Losses and modifies the guidance on vintage disclosure requirements to require disclosure of current-period gross write-offs by year of origination. January 1, 2023 Upon adoption, the Company will disclose the current period gross write-offs by year of origination relating to its accounts receivable 4. DEPRECIATION, AMORTIZATION AND ASSET REMOVAL COSTS Year ended December 31 (millions of dollars) 2022 2021 Depreciation of property, plant and equipment1 717 709 Amortization of intangible assets 81 76 Amortization of regulatory assets 33 30 Depreciation and amortization 831 815 Asset removal costs 135 107 966 922 1 Includes gain on sale of assets of $39 million (2021 - $8 million). 5. FINANCING CHARGES Year ended December 31 (millions of dollars) 2022 2021 Interest on long-term debt 505 505 Interest on short-term notes 27 1 Interest on regulatory accounts 8 5 Realized (gain) loss on cash flow hedges (interest-rate swap agreements) (Notes 7, 17) (3) 12 Other 17 13 Less: Interest capitalized on construction and development in progress (63) (60) DTA carrying charges 2 (12) Interest earned on cash and cash equivalents (7) (3) 486 461 6. INCOME TAXES As a rate regulated utility company, the Company recovers income taxes from its ratepayers based on estimated current income tax expense in respect of its regulated business. The amounts of deferred income taxes related to regulated operations which are considered to be more likely- than-not to be recoverable from, or refundable to, ratepayers in future periods are recognized as deferred income tax regulatory assets or liabilities, with an offset to deferred income tax recovery or expense, respectively. The Company’s consolidated tax expense or recovery for the period includes all current and deferred income tax expenses for the period net of the regulated accounting offset to deferred income tax expense arising from temporary differences to be recovered from, or refunded to, customers in future rates. Thus, the Company’s income tax expense or recovery differs from the amount that would have been recorded using the combined Canadian federal and Ontario statutory income tax rate. Hydro One Limited Annual Report 2022 63

Notes to Consolidated Financial Statements (continued) For the years ended December 31, 2022 and 2021 The reconciliation between the statutory and the effective tax rates is provided as follows: Year ended December 31 (millions of dollars) 2022 2021 Income before income tax expense 1,346 1,151 Income tax expense at statutory rate of 26.5% (2021 - 26.5%) 357 305 Increase (decrease) resulting from: Net temporary differences recoverable in future rates charged to customers: Impact of DTA Implementation Decision1 96 9 Capital cost allowance in excess of depreciation and amortization (90) (81) Overheads capitalized for accounting but deducted for tax purposes (35) (22) Interest capitalized for accounting but deducted for tax purposes (17) (16) Pension and post-retirement benefit contributions in excess of pension expense (11) (9) Environmental expenditures (9) (8) Net temporary differences attributable to regulated business (66) (127) Net permanent differences (3) — Total income tax expense 288 178 Effective income tax rate 21.4% 15.5% 1 Pursuant to the DTA Implementation Decision, the impact represents the amounts recovered from ratepayers in respect of tax deductions previously shared with the ratepayers. See Note 12 - Regulatory Assets and Liabilities. The major components of income tax expense are as follows: Year ended December 31 (millions of dollars) 2022 2021 Current income tax expense 36 30 Deferred income tax expense 252 148 Total income tax expense 288 178 Deferred Income Tax Assets and Liabilities Deferred income tax assets and liabilities reflect the future tax consequences attributable to temporary differences between the tax bases and the financial statement carrying amounts of the assets and liabilities including the carry forward amounts of tax losses and tax credits. Deferred income tax assets and liabilities attributable to the Company’s regulated business are recognized with a corresponding offset in deferred income tax regulatory assets and liabilities to reflect the anticipated recovery or repayment of these balances in the future electricity rates. At December 31, 2022 and 2021, deferred income tax assets and liabilities consisted of the following: As at December 31 (millions of dollars) 2022 2021 Deferred income tax assets Post-retirement and post-employment benefits expense in excess of cash payments 506 659 Pension obligations — 257 Regulatory assets and liabilities 301 — Non-capital losses 245 265 Non-depreciable capital property 273 273 Tax credit carryforwards 182 148 Investment in subsidiaries 102 99 Environmental expenditures 34 44 1,643 1,745 Less: valuation allowance (381) (378) Total deferred income tax assets 1,262 1,367 Deferred income tax liabilities Capital cost allowance in excess of depreciation and amortization 1,728 1,304 Pension assets 129 — Regulatory assets and liabilities — 308 Other 6 4 Total deferred income tax liabilities 1,863 1,616 Net deferred income tax liabilities (601) (249) 64 Hydro One Limited Annual Report 2022

Notes to Consolidated Financial Statements (continued) For the years ended December 31, 2022 and 2021 The net deferred income tax liabilities are presented on the consolidated balance sheets as follows: As at December 31 (millions of dollars) 2022 2021 Long-term: Deferred income tax assets 114 118 Deferred income tax liabilities (715) (367) Net deferred income tax liabilities (601) (249) The valuation allowance for deferred tax assets as at December 31, 2022 was $381 million (2021 - $378 million). The valuation allowance primarily relates to temporary differences for non-depreciable assets and investments in subsidiaries. As of December 31, 2022 and 2021, the Company had non-capital losses carried forward available to reduce future years’ taxable income, which expire as follows: Year of expiry (millions of dollars) 2022 2021 2035 1 1 2036 138 483 2037 227 172 2038 230 95 2039 228 199 2040 18 18 2041 26 29 2042 37 — Total losses 905 997 7. OTHER COMPREHENSIVE INCOME Year ended December 31 (millions of dollars) 2022 2021 Gain on cash flow hedges (interest-rate swap agreements) (Notes 5, 17)1 10 12 Gain on transfer of other post-employment benefits (OPEB) (Note 19) 2 — Other 11 5 23 17 1 Includes $2 million after-tax realized gain (2021 - $8 million loss) and $3 million before-tax (2021 - $12 million loss) on cash flow hedges reclassified to financing charges. 8. ACCOUNTS RECEIVABLE As at December 31 (millions of dollars) 2022 2021 Accounts receivable - billed 357 346 Accounts receivable - unbilled 473 409 Accounts receivable, gross 830 755 Allowance for doubtful accounts (63) (56) Accounts receivable, net 767 699 The following table shows the movements in the allowance for doubtful accounts for the years ended December 31, 2022 and 2021: Year ended December 31 (millions of dollars) 2022 2021 Allowance for doubtful accounts – beginning (56) (46) Write-offs 25 15 Additions to allowance for doubtful accounts (32) (25) Allowance for doubtful accounts – ending (63) (56) Hydro One Limited Annual Report 2022 65

Notes to Consolidated Financial Statements (continued) For the years ended December 31, 2022 and 2021 9. OTHER CURRENT ASSETS As at December 31 (millions of dollars) 2022 2021 Regulatory assets (Note 12) 189 226 Prepaid expenses and other assets 62 55 Materials and supplies 25 22 Derivative assets (Note 17) 5 — 281 303 10. PROPERTY, PLANT AND EQUIPMENT As at December 31, 2022 (millions of dollars) Property, Plant and Equipment Accumulated Depreciation Construction in Progress Total Transmission 20,162 6,641 938 14,459 Distribution 12,707 4,380 107 8,434 Communication 1,528 1,197 100 431 Administration and service 2,120 1,065 85 1,140 Easements 701 88 — 613 37,218 13,371 1,230 25,077 As at December 31, 2021 (millions of dollars) Property, Plant and Equipment Accumulated Depreciation Construction in Progress Total Transmission 18,970 6,307 1,183 13,846 Distribution 12,045 4,163 95 7,977 Communication 1,466 1,122 61 405 Administration and service 1,963 1,022 78 1,019 Easements 679 84 — 595 35,123 12,698 1,417 23,842 Financing charges capitalized on property, plant and equipment under construction were $57 million in 2022 (2021 - $57 million). 11. INTANGIBLE ASSETS As at December 31, 2022 (millions of dollars) Intangible Assets Accumulated Amortization Development in Progress Total Computer applications software 1,178 738 167 607 Other 6 5 — 1 1,184 743 167 608 As at December 31, 2021 (millions of dollars) Intangible Assets Accumulated Amortization Development in Progress Total Computer applications software 1,097 657 130 570 Other 5 5 — — 1,102 662 130 570 Financing charges capitalized to intangible assets under development were $6 million in 2022 (2021 - $3 million). The estimated annual amortization expense for intangible assets is as follows: 2023 - $74 million; 2024 - $64 million; 2025 - $62 million; 2026 - $59 million; and 2027 - $53 million. 66 Hydro One Limited Annual Report 2022

Notes to Consolidated Financial Statements (continued) For the years ended December 31, 2022 and 2021 12. REGULATORY ASSETS AND LIABILITIES Regulatory assets and liabilities arise as a result of the rate-setting process. Hydro One has recorded the following regulatory assets and liabilities: As at December 31 (millions of dollars) 2022 2021 Regulatory assets: Deferred income tax regulatory asset 2,724 2,509 Post-retirement and post-employment benefits - non-service cost 141 125 Environmental 93 122 Deferred tax asset sharing 73 204 Stock-based compensation 34 38 Conservation and Demand Management (CDM) variance 25 8 Rural and Remote Rate Protection (RRRP) variance 25 10 Pension benefit regulatory asset — 713 Foregone revenue deferral — 25 Other 38 33 Total regulatory assets 3,153 3,787 Less: current portion (189) (226) 2,964 3,561 Regulatory liabilities: Post-retirement and post-employment benefits 506 33 Pension benefit regulatory liability 358 — Tax rule changes variance 100 86 Earnings sharing mechanism deferral 75 42 Retail settlement variance account (RSVA) 53 58 External revenue variance 50 52 Asset removal costs cumulative variance 41 36 Pension cost differential 26 30 Capitalized overhead tax variance 16 — Green energy expenditure variance 5 13 Deferred income tax regulatory liability 4 4 Other 28 18 Total regulatory liabilities 1,262 372 Less: current portion (139) (10) 1,123 362 Deferred Income Tax Regulatory Asset and Liability Deferred income taxes are recognized on temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable income. The Company has recognized regulatory assets and liabilities that correspond to deferred income taxes that flow through the rate-setting process. In the absence of rate-regulated accounting, the Company’s income tax expense would have been recognized using the liability method and there would be no regulatory accounts established for taxes to be recovered through future rates. As a result, the 2022 income tax expense would have been higher by approximately $66 million (2021 - $127 million). The $66 million (2021 - $127 million) impact is offset against deferred income tax regulatory asset and liability, deferred tax asset sharing, and post-retirement and post- employment benefits - non-service cost. Post-Retirement and Post-Employment Benefits - Non-Service Cost Hydro One has recorded a regulatory asset relating to the future recovery of its post-retirement and post-employment benefits other than service costs. The regulatory asset includes the applicable tax impact to reflect taxes payable. Prior to adoption of ASU 2017-07 in 2018, these amounts were capitalized to property, plant and equipment and intangible assets. As part of Hydro One Networks' 2020-2022 Transmission Decision, the OEB concluded that the non-service cost component of Hydro One's OPEB costs shall be recognized as OM&A for both its transmission and distribution businesses. Furthermore, Hydro One Networks distribution continued to record the non-service cost component of OPEBs in this account until the end of 2022. As part of the JRAP Decision received in November 2022, the OEB approved the disposition of Hydro One Networks' transmission and distribution account balances as at December 31, 2020, including accrued interest, which will be recovered from ratepayers over a one- year period ending December 31, 2023 and a three-year period ending December 31, 2025, respectively. Hydro One Limited Annual Report 2022 67

Notes to Consolidated Financial Statements (continued) For the years ended December 31, 2022 and 2021 Environmental Hydro One records a liability for the estimated future expenditures required to remediate environmental contamination. A regulatory asset is recognized because management considers it to be probable environmental expenditures will be recovered in the future through the rate-setting process. The Company has recorded an equivalent amount as a regulatory asset. In 2022, the revaluation adjustment increased the environmental regulatory asset by $3 million (2021 - $18 million) to reflect changes in the recoverable portion of the Company’s PCB and LAR environmental liabilities. The environmental regulatory asset is amortized to results of operations based on the pattern of actual expenditures incurred and charged to environmental liabilities. The OEB has the discretion to examine and assess the prudence and the timing of recovery of all of Hydro One’s actual environmental expenditures. In the absence of rate-regulated accounting, with respect to the revaluation adjustment, 2022 OM&A expenses would have been higher by $3 million (2021 - higher by $18 million). In addition, 2022 amortization expense would have been lower by $33 million (2021 - lower by $30 million), and 2022 financing charges would have been higher by $1 million (2021 - higher by $1 million). Deferred Tax Asset Sharing On October 2, 2020, the OEB issued a procedural order to implement the direction of the Ontario Divisional Court which required Hydro One to submit its proposal for the recovery of the DTA amounts allocated to ratepayers for the 2017 to 2022 period. On April 8, 2021, the OEB rendered the DTA Implementation Decision, in which the OEB approved recovery of the DTA amounts allocated to ratepayers for the 2017 to 2021 period, plus carrying charges over a two-year period, commencing on July 1, 2021. In addition, Hydro One was approved to adjust the transmission revenue requirement and the base distribution rates beginning January 1, 2022 to eliminate any further amounts of future tax savings flowing to customers. As at December 31, 2022, Hydro One has a regulatory asset of $73 million for the cumulative DTA amounts shared with ratepayers since 2017 to date, net of the amount recovered from ratepayers pursuant to the DTA Implementation Decision. The regulatory asset of $73 million (2021 - $204 million) consists of $24 million (2021 - $72 million) and $49 million (2021 - $132 million) for Hydro One Networks’ distribution and transmission segments, respectively. As a result of the OEB’s procedural order, the $73 million regulatory asset relating to the cumulative DTA amounts allocated to ratepayers since 2017 has been separately presented from the deferred income tax regulatory asset. The balance of this regulatory account will continue to decrease as amounts are recovered over the next 6 months. Stock-based Compensation The Company recognizes costs associated with share grant plans and Society RSUs in a regulatory asset as management considers it probable that share grant plans' and Society RSU costs will be recovered in the future through the rate-setting process. In the absence of rate- regulated accounting, OM&A expenses would be lower by $2 million (2021 - $1 million). Share grant and Society RSU costs are transferred to labour costs at the time they vest and are issued, and are recovered in rates in accordance with recovery of these labour costs. CDM Variance The CDM variance account tracks the impact of actual CDM and demand response programs on the actual load forecast compared to the estimated load forecast included in revenue requirement. As per the OEB's decision on Hydro One Networks' transmission rates for 2017 to 2019, this account was maintained to record any variances for 2017, 2018, and 2019. In April 2020, the 2017 balance, plus accrued interest through December 31, 2018 was approved for disposition over a three- year period that ended on December 31, 2022. CDM variance amounts for 2018 and 2019 were calculated and proposed for disposition in the Hydro One Networks JRAP application. In November 2022, the amount as at December 31, 2020, including accrued interest, was approved for disposition by the OEB. The amount was approved to be recovered from ratepayers over a one-year period ending December 31, 2023. Since CDM revenues qualify as a Type A program under the Alternative Revenue Program, $23 million was recognized in transmission revenues. RRRP Variance Hydro One Remotes receives RRRP amounts from the Independent Electricity System Operator (IESO). At December 31, 2022, the Company recognized a regulatory asset representing the amounts required to achieve breakeven net income, as regulated under the cost recovery model, in excess of cumulative RRRP amounts received. In 2022, RRRP amounts received were lower (2021 - lower) than amounts required to achieve breakeven net income, and as such, the regulatory asset was increased by $15 million (2021 - $4 million). In the absence of rate-regulated accounting, 2022 revenue would have been lower by $15 million (2021 - lower by $4 million). Foregone Revenue Deferral As at December 31, 2021, the foregone revenue deferral account was made up of the remaining balance reflecting Hydro One Networks transmission business' foregone revenue, based on the difference between approved 2020 UTRs and interim 2020 UTRs, which was approved by the OEB to be collected from ratepayers over a two-year period that ended on December 31, 2022. Post-Retirement and Post-Employment Benefits In accordance with OEB rate orders, post-retirement and post- employment benefits costs are recovered on an accrual basis. The Company recognizes the net unfunded or overfunded status of post- retirement and post-employment obligations on the consolidated balance sheets with an incremental offset to the associated regulatory asset or regulatory liability, as the case may be. A regulatory asset or liability is recognized because management considers it to be probable that post-retirement and post-employment benefit costs will be recovered or returned in the future through the rate-setting process. The post-retirement and post-employment benefit obligation is remeasured to the present value of the actuarially determined benefit obligation at each year end based on an annual actuarial report, with an offset to the associated regulatory asset or liability as the case may be, to the extent of the remeasurement adjustment. In the absence of rate- regulated accounting, 2022 OCI would have been higher by $473 million (2021 - OCI higher by $94 million). 68 Hydro One Limited Annual Report 2022

Notes to Consolidated Financial Statements (continued) For the years ended December 31, 2022 and 2021 Pension Benefit Regulatory Asset / Liability In accordance with OEB rate orders, pension costs recovered on a cash basis as employer contributions are paid to the pension fund in accordance with the Pension Benefits Act (Ontario). The Company recognizes the net unfunded or overfunded status of pension obligations on the consolidated balance sheets with an offset to the associated regulatory asset or liability. The pension benefit obligation is remeasured to the present value of the actuarially determined benefit obligation at each year end based on an annual actuarial report, with an offset to the associated regulatory asset or liability, to the extent of the remeasurement adjustment. In the absence of rate-regulated accounting, OCI would have been higher by $1,035 million (2021 - OCI higher by $1,017 million) and OM&A expenses would have been lower by $36 million (2021 - higher by $132 million). Tax Rule Changes Variance The 2019 federal and Ontario budgets (Budgets) provided certain time-limited investment incentives permitting Hydro One to deduct accelerated capital cost allowance of up to three times the first-year rate for capital investments acquired after November 20, 2018 and placed in-service before January 1, 2028 (Accelerated Depreciation). Following the enactment of the Budget measures in the second quarter of 2019, the OEB directed all Ontario regulated utilities including Hydro One to track the full revenue impact of the tax benefits related to the Accelerated Depreciation rules to ratepayers. The tax benefit to be returned to ratepayers in the future gave rise to a regulatory liability and resulted in a decrease in revenues as current rates do not include the benefit of the Accelerated Depreciation; therefore, the revenue subject to refund cannot be recognized. As part of the JRAP Decision received in November 2022, the OEB approved the disposition of Hydro One Networks' transmission and distribution account balances as at December 31, 2020, including accrued interest, which will be returned to ratepayers over a one-year period ending December 31, 2023 and a three-year period ending December 31, 2025, respectively. Earnings Sharing Mechanism Deferral In March 2019, the OEB approved the establishment of an earnings sharing mechanism deferral account for Hydro One Networks' distribution segment to record over-earnings including tax impacts, if any, realized for any year from 2018 to 2022. Under this mechanism, Hydro One shares 50% of regulated earnings that exceed the OEB- approved regulatory return-on-equity by more than 100 basis points with distribution ratepayers. A similar account was also approved for B2M LP in January 2020, and Hydro One Networks transmission and NRLP in April 2020. HOSSM's account was approved as part of the acquisition decision in October 2016 and became effective in 2022. The balance in the account as at December 31, 2022 mostly relates to Hydro One Networks distribution and transmission. As part of the JRAP Decision received in November 2022, the OEB approved the disposition of Hydro One networks' distribution business' balance as at December 31, 2020, including accrued interest, over a three-year period ending December 31, 2025. RSVA Hydro One has deferred certain retail settlement variance amounts under the provisions of Article 490 of the OEB’s Accounting Procedures Handbook. The RSVA account tracks the difference between the cost of power purchased from the IESO and the cost of power recovered from ratepayers. As part of the JRAP Decision received in November 2022, the OEB approved the disposition of Hydro One networks' distribution business' balance as at December 31, 2020, including accrued interest, over a three-year period ending December 31, 2025. External Revenue Variance The external revenue variance account balance reflects the difference between Hydro One Networks' transmission business' actual export service revenue and external revenues from secondary land use, and the OEB-approved amounts. The account also records the difference between actual net external station maintenance, engineering and construction services revenue, and other external revenue, and the OEB-approved amounts. As part of the JRAP Decision received in November 2022, the OEB approved the disposition of Hydro One networks' transmission business' balance as at December 31, 2020, including accrued interest, over a one-year period ending December 31, 2023. Asset Removal Costs Cumulative Variance In April 2020, the OEB approved the establishment of an asset removal costs cumulative variance account for Hydro One Networks' transmission business to record the difference between the revenue requirement associated with forecast asset removal costs included in depreciation expense and actual asset removal costs incurred from 2020 to 2022. This account is asymmetrical to the benefit of ratepayers on a cumulative basis over the 2020-2022 rate period. As part of the JRAP Decision received in November 2022, the OEB approved the disposition of Hydro One networks' transmission business' balance as at December 31, 2020, including accrued interest, over a one-year period ending December 31, 2023. Pension Cost Differential Variances between the pension cost recognized and the cost embedded in rates as part of the rate-setting process for Hydro One Networks' transmission and distribution businesses are recognized as a regulatory asset or regulatory liability, as the case may be. As part of the JRAP Decision received in November 2022, the OEB approved the disposition of Hydro One Networks' transmission and distribution account balances as at December 31, 2020, including accrued interest, which will be returned to ratepayers over a one-year period ending December 31, 2023 and a three-year period ending December 31, 2025, respectively. In the absence of rate-regulated accounting, 2022 revenue would have been lower by $4 million (2021 - higher by $1 million). Capitalized Overhead Tax Variance In November 2022, the OEB approved the establishment of a capitalized overhead tax variance account to capture the difference between the capitalized overheads deducted in calculating the regulatory tax expense included in rates and the actual capitalized overhead costs deducted in Hydro One's tax returns for Hydro One Networks' transmission and distribution businesses for the 2016 to 2027 period. Variance amounts are recognized at the earlier of (i) when the tax year has been audited by the Canada Revenue Agency or (ii) when the taxation year is statute barred. Green Energy Expenditure Variance In April 2010, the OEB requested the establishment of deferral accounts which capture the difference between the revenue recorded on the basis of Green Energy Plan expenditures incurred and the actual recoveries received. Hydro One Limited Annual Report 2022 69

Notes to Consolidated Financial Statements (continued) For the years ended December 31, 2022 and 2021 13. OTHER LONG-TERM ASSETS As at December 31 (millions of dollars) 2022 2021 Deferred pension assets (Note 19) 358 — Right-of-Use assets (Note 22) 56 57 Investments 35 22 Other long-term assets 12 14 461 93 14. ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES As at December 31 (millions of dollars) 2022 2021 Accrued liabilities 683 619 Accounts payable 295 255 Regulatory liabilities (Note 12) 139 10 Accrued interest 120 124 Environmental liabilities (Note 20) 25 34 Lease obligations (Note 22) 12 14 Derivative liabilities (Note 17) — 8 1,274 1,064 15. OTHER LONG-TERM LIABILITIES As at December 31 (millions of dollars) 2022 2021 Post-retirement and post-employment benefit liability (Note 19) 1,376 1,800 Environmental liabilities (Note 20) 68 88 Lease obligations (Note 22) 43 46 Asset retirement obligations (Note 21) 28 14 Pension benefit liability (Note 19) — 713 Long-term accounts payable — 3 Other long-term liabilities 30 19 1,545 2,683 16. DEBT AND CREDIT AGREEMENTS Short-Term Notes and Credit Facilities Hydro One meets its short-term liquidity requirements in part through the issuance of commercial paper under Hydro One Inc.’s Commercial Paper Program which has a maximum authorized amount of $2,300 million. These short-term notes are denominated in Canadian dollars with varying maturities up to 365 days. The Commercial Paper Program is supported by Hydro One Inc.’s revolving standby credit facilities totaling $2,300 million. At December 31, 2022, Hydro One’s consolidated committed and unsecured credit facilities (Operating Credit Facilities) consisted of the following: (millions of dollars) Maturity Total Amount Amount Drawn Hydro One Inc. Revolving standby credit facilities June 20271 2,300 — Hydro One Five-year senior, revolving term credit facility June 20271 250 — Total 2,550 — 1 On June 1, 2022, the maturity dates for the Operating Credit Facilities were extended from June 2026 to June 2027. The Company may use the Operating Credit Facilities for working capital and general corporate purposes. If used, interest on the Operating Credit Facilities would apply based on Canadian benchmark rates. The obligation of each lender to make any credit extension under its credit facility is subject to various conditions including that no event of default has occurred or would result from such credit extension. Subsidiary Debt Guarantee Hydro One Holdings Limited (HOHL) is an indirect wholly-owned subsidiary of Hydro One that may offer and sell debt securities. Any debt securities issued by HOHL are fully and unconditionally guaranteed by the Company. At December 31, 2022 and 2021, no debt securities have been issued by HOHL. 70 Hydro One Limited Annual Report 2022

Notes to Consolidated Financial Statements (continued) For the years ended December 31, 2022 and 2021 Long-Term Debt The following table presents long-term debt outstanding at December 31, 2022 and 2021: As at December 31 (millions of dollars) 2022 2021 3.20% Series 25 notes due 2022 — 600 0.71% Series 48 notes due 2023 600 600 2.54% Series 42 notes due 2024 700 700 1.76% Series 45 notes due 2025 400 400 2.97% Series 40 notes due 2025 350 350 2.77% Series 35 notes due 2026 500 500 4.91% Series 52 notes due 2028 750 — 3.02% Series 43 notes due 2029 550 550 2.16% Series 46 notes due 2030 400 400 7.35% Debentures due 2030 400 400 1.69% Series 49 notes due 2031 400 400 2.23% Series 50 notes due 2031 450 450 6.93% Series 2 notes due 2032 500 500 6.35% Series 4 notes due 2034 385 385 5.36% Series 9 notes due 2036 600 600 4.89% Series 12 notes due 2037 400 400 6.03% Series 17 notes due 2039 300 300 5.49% Series 18 notes due 2040 500 500 4.39% Series 23 notes due 2041 300 300 6.59% Series 5 notes due 2043 315 315 4.59% Series 29 notes due 2043 435 435 4.17% Series 32 notes due 2044 350 350 5.00% Series 11 notes due 2046 325 325 3.91% Series 36 notes due 2046 350 350 3.72% Series 38 notes due 2047 450 450 3.63% Series 41 notes due 2049 750 750 2.71% Series 47 notes due 2050 500 500 3.64% Series 44 notes due 2050 250 250 3.10% Series 51 notes due 2051 450 450 4.00% Series 24 notes due 2051 225 225 3.79% Series 26 notes due 2062 310 310 4.29% Series 30 notes due 2064 50 50 Hydro One Inc. long-term debt (a) 13,245 13,095 1.41% Series 2020-1 notes due 2027 425 425 Hydro One long-term debt (b) 425 425 6.6% Senior Secured Bonds due 2023 (Principal amount - $95 million) 97 105 4.6% Note Payable due 2023 (Principal amount - $36 million) 36 37 HOSSM long-term debt (c) 133 142 13,803 13,662 Add: Net unamortized debt premiums 8 9 Less: Unamortized deferred debt issuance costs (48) (51) Total long-term debt 13,763 13,620 Hydro One Limited Annual Report 2022 71

Notes to Consolidated Financial Statements (continued) For the years ended December 31, 2022 and 2021 (a) Hydro One Inc. long-term debt At December 31, 2022, long-term debt of $13,245 million (2021 - $13,095 million) was outstanding, the majority of which was issued under Hydro One Inc.’s Medium Term Note (MTN) Program. In June 2022, Hydro One Inc. filed a short form base shelf prospectus in connection with its MTN Program, which has a maximum authorized principal amount of notes issuable of $4,000 million, expiring in July 2024. At December 31, 2022, $3,250 million remained available for issuance under the MTN Program prospectus. In 2022, Hydro One Inc. issued long-term debt totaling $750 million (2021 - $900 million) and repaid long-term debt of $600 million (2021 - $800 million) under the MTN Program. (b) Hydro One long-term debt At December 31, 2022, long-term debt of $425 million (2021 - $425 million) was outstanding under Hydro One's short form base shelf prospectus (Universal Base Shelf Prospectus). On August 15, 2022, Hydro One filed the Universal Base Shelf Prospectus with securities regulatory authorities in Canada to replace a previous prospectus that would otherwise have expired in September 2022. The Universal Base Shelf Prospectus allows Hydro One to offer, from time to time in one or more public offerings, up to $2,000 million of debt, equity or other securities, or any combination thereof, during the 25-month period ending on September 16, 2024. At December 31, 2022, no securities have been issued under the Universal Base Shelf Prospectus. During the years ended December 31, 2022 and 2021, no long-term debt was issued or repaid. (c) HOSSM long-term debt At December 31, 2022, HOSSM long-term debt of $133 million (2021 - $142 million), with a principal amount of $131 million (2021 - $134 million) was outstanding. In 2022, no long-term debt was issued (2021 - $nil), and $3 million (2021 - $4 million) of long-term debt was repaid. The total long-term debt is presented on the consolidated balance sheets as follows: As at December 31 (millions of dollars) 2022 2021 Current liabilities: Long-term debt payable within one year 733 603 Long-term liabilities: Long-term debt 13,030 13,017 Total long-term debt 13,763 13,620 Principal and Interest Payments At December 31, 2022, future principal repayments, interest payments, and related weighted-average interest rates were as follows: Long-Term Debt Principal Repayments Interest Payments Weighted-Average Interest Rate (millions of dollars) (millions of dollars) (%) Year 1 731 518 1.7 Year 2 700 513 2.5 Year 3 750 495 2.3 Year 4 500 479 2.8 Year 5 425 473 1.4 3,106 2,478 2.2 Years 6-10 3,450 1,976 4.1 Thereafter 7,245 3,663 4.5 13,801 8,117 3.9 72 Hydro One Limited Annual Report 2022

Notes to Consolidated Financial Statements (continued) For the years ended December 31, 2022 and 2021 17. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT Fair value is considered to be the exchange price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The fair value definition focuses on an exit price, which is the price that would be received in the sale of an asset or the amount that would be paid to transfer a liability. Hydro One classifies its fair value measurements based on the following hierarchy, as prescribed by the accounting guidance for fair value, which prioritizes the inputs to valuation techniques used to measure fair value into three levels: Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that Hydro One has the ability to access. An active market for the asset or liability is one in which transactions for the asset or liability occur with sufficient frequency and volume to provide ongoing pricing information. Level 2 inputs are those other than quoted market prices that are observable, either directly or indirectly, for an asset or liability. Level 2 inputs include, but are not limited to, quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs other than quoted market prices that are observable for the asset or liability, such as interest-rate curves and yield curves observable at commonly quoted intervals, volatilities, credit risk and default rates. A Level 2 measurement cannot have more than an insignificant portion of the valuation based on unobservable inputs. Level 3 inputs are any fair value measurements that include unobservable inputs for the asset or liability for more than an insignificant portion of the valuation. A Level 3 measurement may be based primarily on Level 2 inputs. Non-Derivative Financial Assets and Liabilities At December 31, 2022 and 2021, the Company’s carrying amounts of cash and cash equivalents, accounts receivable, due from related parties, short-term notes payable, accounts payable, and due to related parties are representative of fair value due to the short-term nature of these instruments. Fair Value Measurements of Long-Term Debt The fair values and carrying values of the Company’s long-term debt at December 31, 2022 and 2021 are as follows: 2022 2022 2021 2021 As at December 31 (millions of dollars) Carrying Value Fair Value Carrying Value Fair Value Long-term debt, including current portion 13,763 13,026 13,620 15,573 Fair Value Measurements of Derivative Instruments Fair Value Hedges At December 31, 2022 and 2021, Hydro One Inc. had no fair value hedges. Cash Flow Hedges At December 31, 2022 and 2021, Hydro One Inc. had a total of $800 million in pay-fixed, receive-floating interest-rate swap agreements designated as cash flow hedges. These cash flow hedges are intended to offset the variability of interest rates on the issuances of short-term commercial paper between January 9, 2020 and March 9, 2023. At December 31, 2022 and 2021, the Company had no derivative instruments classified as undesignated contracts. Fair Value Hierarchy The fair value hierarchy of financial assets and liabilities at December 31, 2022 and 2021 is as follows: As at December 31, 2022 (millions of dollars) Carrying Value Fair Value Level 1 Level 2 Level 3 Assets: Derivative instruments (Note 9) Cash flow hedges, including current portion 5 5 — 5 — Liabilities: Long-term debt, including current portion 13,763 13,026 — 13,026 — As at December 31, 2021 (millions of dollars) Carrying Value Fair Value Level 1 Level 2 Level 3 Liabilities: Long-term debt, including current portion 13,620 15,573 — 15,573 — Derivative instruments (Note 14) Cash flow hedges, including current portion 8 8 — 8 — 13,628 15,581 — 15,581 — The fair value of the interest rate swaps designated as cash flow hedges is determined using a discounted cash flow method based on period-end swap yield curves. Hydro One Limited Annual Report 2022 73

Notes to Consolidated Financial Statements (continued) For the years ended December 31, 2022 and 2021 The fair value of the long-term debt is based on unadjusted period-end market prices for the same or similar debt of the same remaining maturities. There were no transfers between any of the fair value levels during the years ended December 31, 2022 or 2021. Risk Management Exposure to market risk, credit risk and liquidity risk arises in the normal course of the Company’s business. Market Risk Market risk refers primarily to the risk of loss which results from changes in values, foreign exchange rates and interest rates. The Company is exposed to fluctuations in interest rates, as its regulated return on equity is derived using a formulaic approach that takes anticipated interest rates into account. The Company is not currently exposed to material commodity price risk or material foreign exchange risk. The Company uses a combination of fixed and variable-rate debt to manage the mix of its debt portfolio. The Company also uses derivative financial instruments to manage interest-rate risk. The Company may utilize interest-rate swaps designated as fair value hedges as a means to manage its interest rate exposure to achieve a lower cost of debt. The Company may also utilize interest-rate derivative instruments, such as cash flow hedges, to manage its exposure to short-term interest rates or to lock in interest-rate levels on forecasted financing. A hypothetical 100 basis point increase in interest rates associated with variable-rate debt would not have resulted in a significant decrease to Hydro One’s net income for the years ended December 31, 2022 and 2021, respectively. For derivative instruments that are designated and qualify as cash flow hedges, the unrealized gain or loss, after tax, on the derivative instrument is recorded as OCI or OCL and is reclassified to results of operations in the same period during which the hedged transaction affects results of operations. During the year ended December 31, 2022, a $12 million after-tax unrealized gain (2021 - $4 million loss), $17 million before-tax (2021 - $5 million loss), was recorded in OCI, and a $2 million after-tax realized gain (2021 - $8 million loss), $3 million before-tax (2021 - $12 million loss), was reclassified to financing charges. This resulted in an accumulated other comprehensive income (AOCI) of $4 million related to cash flow hedges at December 31, 2022 (2021 - accumulated other comprehensive loss (AOCL) - $6 million). The Company estimates that the amount of AOCI, after tax, related to cash flow hedges to be reclassified to results of operations in the next 12 months is $4 million. Actual amounts reclassified to results of operations depend on the interest rate risk in effect until the derivative contracts mature. For all forecasted transactions, at December 31, 2022, the maximum term over which the Company is hedging exposures to the variability of cash flows is less than three months. The Pension Plan manages market risk by diversifying investments in accordance with the Pension Plan’s Statement of Investment Policies and Procedures. Interest rate risk arises from the possibility that changes in interest rates will affect the fair value of the Pension Plan’s financial instruments. In addition, changes in interest rates can also impact discount rates which impact the valuation of the pension and post- retirement and post-employment liabilities. Currency risk is the risk that the value of the Pension Plan’s financial instruments will fluctuate due to changes in foreign currencies relative to the Canadian dollar. Other price risk is the risk that the value of the Pension Plan’s investments in equity securities will fluctuate as a result of changes in market prices, other than those arising from interest rate risk or currency risk. All three factors may contribute to changes in values of the Pension Plan investments. See Note 19 - Pension and Post-Retirement and Post-Employment Benefits for further details. Credit Risk Financial assets create a risk that a counterparty will fail to discharge an obligation, causing a financial loss. At December 31, 2022 and 2021, there were no significant concentrations of credit risk with respect to any class of financial assets. The Company’s revenue is earned from a broad base of customers. As a result, Hydro One did not earn a material amount of revenue from any single customer. At December 31, 2022 and 2021, there was no material accounts receivable balance due from any single customer. At December 31, 2022, the Company’s allowance for doubtful accounts was $63 million (2021 - $56 million). The allowance for doubtful accounts reflects the Company's CECL for all accounts receivable balances, which are based on historical overdue balances, customer payments and write-offs. At December 31, 2022, approximately 4% (2021 - 5%) of the Company’s net accounts receivable were outstanding for more than 60 days. Hydro One manages its counterparty credit risk through various techniques including (i) entering into transactions with highly rated counterparties, (ii) limiting total exposure levels with individual counterparties, (iii) entering into master agreements which enable net settlement and the contractual right of offset, and (iv) monitoring the financial condition of counterparties. The Company monitors current credit exposure to counterparties on both an individual and an aggregate basis. The Company’s credit risk for accounts receivable is limited to the carrying amounts on the consolidated balance sheets. Derivative financial instruments result in exposure to credit risk since there is a risk of counterparty default. The maximum credit exposure of derivative contracts, before collateral, is represented by the fair value of contracts in an asset position at the reporting date. At December 31, 2022 and 2021, the counterparty credit risk exposure on the fair value of these interest-rate swap contracts was not material. At December 31, 2022, Hydro One’s credit exposure for all derivative instruments, and applicable payables and receivables, was with two financial institutions with investment grade credit ratings as counterparties. The Pension Plan manages its counterparty credit risk with respect to bonds by investing in investment-grade corporate and government bonds and with respect to derivative instruments by transacting only with highly rated financial institutions and by ensuring that exposure is diversified across counterparties. 74 Hydro One Limited Annual Report 2022

Notes to Consolidated Financial Statements (continued) For the years ended December 31, 2022 and 2021 Liquidity Risk Liquidity risk refers to the Company’s ability to meet its financial obligations as they come due. Hydro One meets its short-term operating liquidity requirements using cash and cash equivalents on hand, funds from operations, the issuance of commercial paper, and the Operating Credit Facilities. The short-term liquidity under the commercial paper program, the Operating Credit Facilities, and anticipated levels of funds from operations are expected to be sufficient to fund the Company’s operating requirements. The Company's currently available liquidity is also expected to be sufficient to address any reasonably foreseeable impacts that the COVID-19 pandemic may have on the Company’s cash requirements. In June 2022, Hydro One Inc. filed a short form base shelf prospectus in connection with its MTN Program, which has a maximum authorized principal amount of notes issuable of $4,000 million, and expires in July 2024. At December 31, 2022, $3,250 million remained available for issuance under the MTN Program prospectus. See Note 33 - Subsequent Events for long-term debt issued under Hydro One Inc.'s MTN Program subsequent to December 31, 2022. On August 15, 2022, Hydro One filed the Universal Base Shelf Prospectus with securities regulatory authorities in Canada to replace a previous prospectus that would otherwise have expired in September 2022. The Universal Base Shelf Prospectus allows Hydro One to offer, from time to time in one or more public offerings, up to $2,000 million of debt, equity or other securities, or any combination thereof, during the 25-month period ending on September 16, 2024. At December 31, 2022, no securities have been issued under the Universal Base Shelf Prospectus. On November 22, 2022, HOHL filed a short form base shelf prospectus (US Debt Shelf Prospectus) with securities regulatory authorities in Canada and the US to replace a previous prospectus that would otherwise have expired in January 2023. The US Debt Shelf Prospectus allows HOHL to offer, from time to time in one or more public offerings, up to US$3,000 million of debt securities, unconditionally guaranteed by Hydro One, expiring in December 2024. At December 31, 2022, no securities have been issued under the US Debt Shelf Prospectus. The Pension Plan’s short-term liquidity is provided through cash and cash equivalents, contributions, investment income and proceeds from investment transactions. In the event that investments must be sold quickly to meet current obligations, the majority of the Pension Plan’s assets are invested in securities that are traded in an active market and can be readily disposed of as liquidity needs arise. 18. CAPITAL MANAGEMENT The Company’s objectives with respect to its capital structure are to maintain effective access to capital on a long-term basis at reasonable rates, and to deliver appropriate financial returns. In order to ensure ongoing access to capital, the Company targets to maintain strong credit quality. At December 31, 2022 and 2021, the Company’s capital structure was as follows: As at December 31 (millions of dollars) 2022 2021 Short-term notes payable 1,374 1,045 Long-term debt payable within one year 733 603 Less: cash and cash equivalents (530) (540) 1,577 1,108 Long-term debt 13,030 13,017 Common shares 5,699 5,688 Retained earnings 5,562 5,174 Total capital 25,868 24,987 Hydro One Inc. and HOSSM have customary covenants typically associated with long-term debt. Long-term debt and credit facility covenants limit permissible debt to 75% of its total capitalization, limit the ability to sell assets and impose a negative pledge provision, subject to customary exceptions. At December 31, 2022, the Company was in compliance with all financial covenants and limitations associated with the outstanding borrowings and credit facilities. Hydro One Limited Annual Report 2022 75

Notes to Consolidated Financial Statements (continued) For the years ended December 31, 2022 and 2021 19. PENSION AND POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS Hydro One has a Pension Plan, a DC Plan, a supplementary pension plan (Supplementary Plan), and post-retirement and post-employment benefit plans. DC Plan Hydro One established a DC Plan effective January 1, 2016. The DC Plan covers eligible management employees hired on or after January 1, 2016, as well as management employees hired before January 1, 2016 who were not eligible to join the Pension Plan as of September 30, 2015. Members of the DC Plan have an option to contribute 4%, 5% or 6% of their pensionable earnings, with matching contributions by Hydro One up to an annual contribution limit. There is also a Supplementary DC Plan that provides members of the DC Plan with employer contributions beyond the limitations imposed by the Income Tax Act (Canada) in the form of credits to a notional account. Hydro One’s contributions to the DC Plan for the year ended December 31, 2022 were $3 million (2021 - $2 million). Pension Plan, Supplementary Plan, and Post-Retirement and Post-Employment Plans The Pension Plan is a defined benefit contributory plan which covers eligible regular employees of Hydro One and its subsidiaries. The Pension Plan provides benefits based on highest three-year average pensionable earnings. For management employees who commenced employment on or after January 1, 2004, and for the Society of United Professionals (Society)-represented staff hired after November 17, 2005, benefits are based on highest five-year average pensionable earnings. After retirement, pensions are indexed to inflation. Membership in the Pension Plan was closed to management employees who were not eligible to join the Pension Plan as of September 30, 2015. These employees are eligible to join the DC Plan. Company and employee contributions to the Pension Plan are based on actuarial reports, including valuations performed at least every three years, and actual or projected levels of pensionable earnings, as applicable. The most recent actuarial valuation was performed effective December 31, 2021 and filed on September 26, 2022. Total annual cash Pension Plan employer contributions for 2022 were $89 million (2021 - $62 million). Estimated annual Pension Plan employer contributions for the years 2023, 2024, 2025, 2026 and 2027 are approximately $91 million, $101 million, $103 million, $106 million, and $109 million, respectively. The Supplementary Plan provides members of the Pension Plan with benefits that would have been earned and payable under the Pension Plan beyond the limitations imposed by the Income Tax Act (Canada). The Supplementary Plan obligation is included with other post-retirement and post-employment benefit obligations on the consolidated balance sheets. Hydro One recognizes the overfunded or underfunded status of the Pension Plan, and post-retirement and post-employment benefit plans (Plans) as an asset or liability on its consolidated balance sheets, with offsetting regulatory assets and liabilities as appropriate. The overfunded benefit asset and underfunded benefit obligations for the Plans, in the absence of regulatory accounting, would be recognized in AOCI. The impact of changes in assumptions used to measure pension and post-retirement benefit obligations is generally recognized over the expected average remaining service period of the employees and using the corridor approach for the post-retirement benefit plan. For post-employment benefit plan, the impact of changes in assumptions are recognized immediately in the net periodic benefit cost. The measurement date for the Plans is December 31. 76 Hydro One Limited Annual Report 2022

Notes to Consolidated Financial Statements (continued) For the years ended December 31, 2022 and 2021 The following tables provide the components of the unfunded status of the Company's Plans at December 31, 2022 and 2021: Pension Benefits Post-Retirement and Post-Employment Benefits Year ended December 31 (millions of dollars) 2022 2021 2022 2021 Change in projected benefit obligation Projected benefit obligation, beginning of year 9,358 9,763 1,863 1,857 Current service cost 214 240 63 66 Employee contributions 63 61 — — Interest cost 283 257 58 51 Benefits paid (402) (392) (51) (47) Net actuarial loss (1,970) (571) (499) (98) Transfers from other plans1 — — 8 34 Projected benefit obligation, end of year 7,546 9,358 1,442 1,863 Change in plan assets Fair value of plan assets, beginning of year 8,645 8,103 — — Actual return on plan assets (470) 834 — — Benefits paid (402) (392) (51) (47) Employer contributions 89 62 51 47 Employee contributions 63 61 — — Administrative expenses (21) (23) — — Fair value of plan assets, end of year 7,904 8,645 — — Unfunded (funded) status (358) 713 1,442 1,863 1 See below for information related to the transfer from other plans in 2021 as well as future transfers from other plans for employees transferred in 2021 and 2022. Future Transfers from Other Plans Hydro One and Inergi LP agreed to transfer the employment of certain Inergi LP employees (Transferred Employees) to Hydro One Networks. Employees related to the Information Technology Operations, Finance and Accounting, Payroll, Source to Pay, Settlements and certain Shared Services functions were transferred over a period ending January 1, 2022. The Transferred Employees who were participants in the Inergi LP Pension Plan (Inergi Plan) became participants in the Hydro One Pension Plan upon transfer to Hydro One Networks. In December 2022, approval was granted by the Financial Services Regulatory Authority of Ontario to transfer the assets and liabilities of the Inergi Plan, however, the assets and liabilities have not yet been transferred to the Hydro One Pension Plan. The values of assets and liabilities of the Inergi Plan to be transferred to the Plan will be determined at the date of transfer, which is expected to occur in Q1 or Q2 2023. Inergi and Hydro One Networks also agreed to transfer OPEB liabilities related to the Transferred Employees to Hydro One’s post-retirement and post-employment benefit plans. On March 1, 2021, Transferred Employees associated with information technology operations (ITO Employees) transferred to Hydro One Networks, and the transfer of the OPEB liability of $28 million related to the ITO Employees was completed. The liability was recorded as a post-retirement and post-employment benefit liability with an offset to OCL, and cash totaling $27 million was transferred to Hydro One and recorded as an asset with an offset to OCI. Both, the OCI resulting from the transfer of the cash asset and the OCL resulting from the transfer of the other post-retirement benefit liability are being recognized in net income over the expected average remaining service lifetime (EARSL) of the ITO Employees. On November 1, 2021, Transferred Employees associated with source to pay operations (S2P Employees) transferred to Hydro One Networks, and the transfer of the OPEB liability of $6 million related to the S2P Employees was completed. The liability was recorded as a post- retirement and post-employment benefit liability with an offset to OCL, and cash totaling $6 million was transferred to Hydro One and recorded as an asset with an offset to OCI. Both, the OCI resulting from the transfer of the cash asset and the OCL resulting from the transfer of the other post-retirement benefit liability are being recognized in net income over the EARSL of the S2P Employees. The transfer of Finance and Accounting, Payroll and certain Shared Services functions occurred on January 1, 2022 and the transfer of the OPEB liability of $9 million related to these Employees was completed in the first quarter. The liability was recorded as a post-retirement and post-employment benefit liability with an offset to OCL, and cash totaling $10 million was transferred to Hydro One and recorded as an asset with an offset to OCI. Both the OCI resulting from the transfer of the cash asset and the OCL resulting from the transfer of the other post-retirement benefit liability are being recognized in net income over the EARSL of the Finance and Accounting, Payroll and certain Shared Services employees. Hydro One Limited Annual Report 2022 77

Notes to Consolidated Financial Statements (continued) For the years ended December 31, 2022 and 2021 Hydro One presents its benefit obligations and plan assets net on its consolidated balance sheets as follows: Pension Benefits Post-Retirement and Post-Employment Benefits As at December 31 (millions of dollars) 2022 2021 2022 2021 Other assets1 9 10 — — Deferred pension assets 358 — — — Accrued liabilities — — 66 63 Pension benefit liability — 713 — — Post-retirement and post-employment benefit liability — — 1,376 1,800 Net unfunded (funded) status (367) 703 1,442 1,863 1 Represents the funded status of HOSSM defined benefit pension plan. The funded or unfunded status of the Plans refers to the difference between the fair value of plan assets and the PBO for the Plans. The funded/ unfunded status changes over time due to several factors, including contribution levels, assumed discount rates and actual returns on plan assets. The following table provides the PBO, accumulated benefit obligation (ABO) and fair value of plan assets for the Pension Plan: As at December 31 (millions of dollars) 2022 2021 PBO 7,546 9,358 ABO 7,002 8,451 Fair value of plan assets 7,904 8,645 On an ABO basis, the Pension Plan was funded at 113% as at December 31, 2022 (2021 - 102%). On a PBO basis, the Pension Plan was funded at 105% at December 31, 2022 (2021 - 92%). The ABO differs from the PBO in that the ABO includes no assumption about future compensation levels. Components of Net Periodic Benefit Costs The following table provides the components of the net periodic benefit costs for the years ended December 31, 2022 and 2021 for the Pension Plan: Year ended December 31 (millions of dollars) 2022 2021 Current service cost 214 240 Interest cost 283 257 Expected return on plan assets, net of expenses (507) (430) Prior service cost amortization 2 2 Amortization of actuarial losses 61 125 Net periodic benefit costs 53 194 Charged to results of operations1 35 27 1 The Company accounts for pension costs consistent with their inclusion in OEB-approved rates. During the year ended December 31, 2022, pension costs of $89 million (2021 - $74 million) were attributed to labour, of which $35 million (2021 - $27 million) was charged to operations, and $54 million (2021 - $47 million) was capitalized as part of the cost of property, plant and equipment and intangible assets. The following table provides the components of the net periodic benefit costs for the years ended December 31, 2022 and 2021 for the post- retirement and post-employment benefit plans: Year ended December 31 (millions of dollars) 2022 2021 Current service cost 63 66 Interest cost 58 51 Prior service cost amortization 11 7 Amortization of actuarial losses (8) (2) Net periodic benefit costs 124 122 Charged to results of operations1,2 71 64 1 The Company accounts for post-retirement and post-employment costs consistent with their inclusion in OEB-approved rates. During the year ended December 31, 2022, post- retirement and post-employment costs of $124 million (2021 - $122 million) were attributed to labour, of which $71 million (2021 - $64 million) was charged to operations, $15 million (2021 - $14 million) was recorded in the Hydro One Networks distribution post-retirement and post-employment benefits non-service cost regulatory asset, and $38 million (2021 - $44 million) was capitalized as part of the cost of property, plant and equipment and intangible assets. 2 In the 2020-2022 Transmission Decision, the OEB approved the recovery of the non-service cost component of post-retirement and post-employment benefits as part of operation, maintenance and administration costs for the Company's transmission business. These costs were previously capitalized and recovered through rate base. As a result, during the year ended December 31, 2022, additional other post-retirement and post-employment costs of $14 million (2021 - $14 million) attributed to labour were charged to operations. 78 Hydro One Limited Annual Report 2022

Notes to Consolidated Financial Statements (continued) For the years ended December 31, 2022 and 2021 Assumptions The measurement of the obligations of the Plans and the costs of providing benefits under the Plans involves various factors, including the development of valuation assumptions and accounting policy elections. When developing the required assumptions, the Company considers historical information as well as future expectations. The measurement of benefit obligations and costs is impacted by several assumptions including the discount rate applied to benefit obligations, the long-term expected rate of return on plan assets, Hydro One’s expected level of contributions to the Plans, the incidence of mortality, the expected remaining service period of plan participants, the level of compensation and rate of compensation increases, employee age, length of service, and the anticipated rate of increase of health care costs, among other factors. The impact of changes in assumptions used to measure the obligations of the Plans is generally recognized over the expected average remaining service period of the plan participants. In selecting the expected rate of return on plan assets, Hydro One considers historical economic indicators that impact asset returns, as well as expectations regarding future long-term capital market performance, weighted by target asset class allocations. In general, equity securities, real estate and private equity investments are forecasted to have higher returns than fixed-income securities. The following weighted average assumptions were used to determine the benefit obligations at December 31, 2022 and 2021: Pension Benefits Post-Retirement and Post-Employment Benefits Year ended December 31 2022 2021 2022 2021 Significant assumptions: Weighted average discount rate 5.06% 3.00% 5.07% 3.04% Rate of compensation scale escalation (long-term) 2.50% 2.25% 2.50% 2.25% Rate of cost of living increase 2.00% 1.75% 2.00% 1.75% Rate of increase in health care cost trends1 — — 4.19% 3.97% 1 5.02% per annum in 2023, grading down to 4.19% per annum in and after 2031 (2021 - 4.88% per annum in 2022, grading down to 3.97% per annum in and after 2031) The following weighted average assumptions were used to determine the net periodic benefit costs for the years ended December 31, 2022 and 2021. Assumptions used to determine current year-end benefit obligations are the assumptions used to estimate the subsequent year’s net periodic benefit costs. Year ended December 31 2022 2021 Pension Benefits: Weighted average expected rate of return on plan assets 6.00% 5.40% Weighted average discount rate 3.00% 2.60% Rate of compensation scale escalation (long-term) 2.25% 2.25% Rate of cost of living increase 1.75% 1.75% Average remaining service life of employees (years) 14 14 Post-Retirement and Post-Employment Benefits: Weighted average discount rate 3.04% 2.60% Rate of compensation scale escalation (long-term) 2.25% 2.25% Rate of cost of living increase 1.75% 1.75% Average remaining service life of employees (years) 14.9 15.3 Rate of increase in health care cost trends1 3.97% 3.70% 1 4.88% per annum in 2022, grading down to 3.97% per annum in and after 2031 (2021 - 4.74% per annum in 2021, grading down to 3.70% per annum in and after 2031) The discount rate used to determine the current year pension obligation and the subsequent year’s net periodic benefit costs is based on a yield curve approach. Under the yield curve approach, expected future benefit payments for each plan are discounted by a rate on a third-party bond yield curve corresponding to each duration. The yield curve is based on “AA” long-term corporate bonds. A single discount rate is calculated that would yield the same present value as the sum of the discounted cash flows. Hydro One Limited Annual Report 2022 79

Notes to Consolidated Financial Statements (continued) For the years ended December 31, 2022 and 2021 The following approximate life expectancies were used in the mortality assumptions to determine the PBO for the pension and post-retirement and post-employment plans at December 31, 2022 and 2021: As at December 31 2022 2021 Life expectancy at age 65 for a member currently at: (years) (years) Age 65 - male 23 23 Age 65 - female 25 25 Age 45 - male 24 24 Age 45 - female 26 26 Estimated Future Benefit Payments At December 31, 2022, estimated future benefit payments to the participants of the Plans were: (millions of dollars) Pension Benefits Post-Retirement and Post-Employment Benefits 2023 395 67 2024 405 68 2025 414 70 2026 420 71 2027 424 72 2028 through to 2032 2,187 370 Total estimated future benefit payments through to 2032 4,245 718 Components of Regulatory Accounts A portion of actuarial gains and losses and prior service costs is recorded within regulatory accounts on Hydro One’s consolidated balance sheets to reflect the expected regulatory inclusion of these amounts in future rates, which would otherwise be recorded in OCI. These amounts are reflected in the following table: Year ended December 31 (millions of dollars) 2022 2021 Pension Benefits: Net actuarial gain for the year (972) (891) Amortization of actuarial losses (61) (124) Amortization of prior service cost (2) (2) (1,035) (1,017) Post-Retirement and Post-Employment Benefits: Actuarial gain for the year (471) (91) Amortization of actuarial losses (2) (3) (473) (94) The following table provides the components of regulatory accounts that have not been recognized as components of net periodic benefit costs for the years ended December 31, 2022 and 2021: Year ended December 31 (millions of dollars) 2022 2021 Pension Benefits: Actuarial (gain) loss (358) 713 Post-Retirement and Post-Employment Benefits: Actuarial gain (506) (33) 80 Hydro One Limited Annual Report 2022

Notes to Consolidated Financial Statements (continued) For the years ended December 31, 2022 and 2021 Pension Plan Assets Investment Strategy On a regular basis, Hydro One evaluates its investment strategy to ensure that Pension Plan assets will be sufficient to pay Pension Plan benefits when it comes due. As part of this ongoing evaluation, Hydro One may make changes to its targeted asset allocation and investment strategy. The Pension Plan is managed at a net asset level. The main objective of the Pension Plan is to sustain a certain level of net assets in order to meet the pension obligations of the Company. The Pension Plan fulfils its primary objective by adhering to specific investment policies outlined in its Statement of Investment Policies and Procedures (SIPP), which is reviewed and approved annually by the Human Resource Committee of Hydro One’s Board of Directors. The Company manages net assets by engaging external investment managers who are charged with the fiduciary responsibility of investing existing funds and new funds (current year’s employee and employer contributions) in accordance with the approved SIPP. The performance of the underlying investment managers is monitored through a governance structure. Increases in net assets are a direct result of investment income generated by investments held by the Pension Plan and contributions to the Pension Plan by eligible employees and by the Company. The main use of net assets is for benefit payments to eligible Pension Plan members. Pension Plan Asset Mix At December 31, 2022, the Pension Plan actual weighted average, target, and range asset allocations were as follows: Actual (%) Target Allocation (%) Range Allocation (%) Equity securities 48 40 25 - 55 Debt securities 33 35 30 – 40 Real Estate and Infrastructure 19 25 0 - 35 100 100 At December 31, 2022, the Pension Plan held $21 million (2021 - $22 million) Hydro One corporate bonds and $425 million (2021 - $603 million) of debt securities of the Province. Concentrations of Credit Risk Hydro One evaluated its Pension Plan’s asset portfolio for the existence of significant concentrations of credit risk as at December 31, 2022 and 2021. Concentrations that were evaluated include, but are not limited to, investment concentrations in a single entity, concentrations in a type of industry, and concentrations in individual funds. At December 31, 2022 and 2021, there were no significant concentrations (defined as greater than 10% of plan assets) of risk in the Pension Plan’s assets. The Pension Plan's Statement of Investment Beliefs and Guidelines provides guidelines and restrictions for eligible investments taking into account credit ratings, maximum investment exposure and other controls in order to limit the impact of this risk. The Pension Plan manages its counterparty credit risk with respect to bonds by investing in investment-grade and government bonds and with respect to derivative instruments by transacting only with highly rated financial institutions, and also by ensuring that exposure is diversified across counterparties. The risk of default on transactions in listed securities is considered minimal, as the trade will fail if either party to the transaction does not meet its obligation. Hydro One Limited Annual Report 2022 81

Notes to Consolidated Financial Statements (continued) For the years ended December 31, 2022 and 2021 Fair Value Measurements The following tables present the Pension Plan assets and liabilities measured and recorded at fair value on a recurring basis and their level within the fair value hierarchy at December 31, 2022 and 2021: As at December 31, 2022 (millions of dollars) Level 1 Level 2 Level 3 Total Pooled funds — 26 2,315 2,341 Cash and cash equivalents 233 — — 233 Short-term securities — 116 — 116 Derivative instruments — — — — Corporate shares - Canadian 139 — — 139 Corporate shares - Foreign 2,702 204 — 2,906 Bonds and debentures - Canadian — 2,044 — 2,044 Bonds and debentures - Foreign — 84 — 84 Total fair value of plan assets1 3,074 2,474 2,315 7,863 Derivative instruments — 1 — 1 Total fair value of plan liabilities1 — 1 — 1 1 At December 31, 2022, the total fair value of Pension Plan assets and liabilities excludes $44 million of interest and dividends receivable, $5 million of pension administration expenses payable, $2 million of taxes payable, $3 million receivable from participants, $4 million of sold investments receivable, and $2 million of purchased investments payable. As at December 31, 2021 (millions of dollars) Level 1 Level 2 Level 3 Total Pooled funds — 21 1,937 1,958 Cash and cash equivalents 144 — — 144 Short-term securities — 86 — 86 Derivative instruments — 2 — 2 Corporate shares - Canadian 167 — — 167 Corporate shares - Foreign 3,412 258 — 3,670 Bonds and debentures - Canadian — 2,491 — 2,491 Bonds and debentures - Foreign — 97 — 97 Total fair value of plan assets1 3,723 2,955 1,937 8,615 Derivative instruments — 1 — 1 Total fair value of plan liabilities1 — 1 — 1 1 At December 31, 2021, the total fair value of Pension Plan assets and liabilities excludes $39 million of interest and dividends receivable, $5 million of pension administration expenses payable, $2 million of taxes payable, $4 million payable to participants, $6 million of sold investments receivable, and $3 million of purchased investments payable. See Note 17 - Fair Value of Financial Instruments and Risk Management for a description of levels within the fair value hierarchy. 82 Hydro One Limited Annual Report 2022

Notes to Consolidated Financial Statements (continued) For the years ended December 31, 2022 and 2021 Changes in the Fair Value of Financial Instruments Classified in Level 3 The following table summarizes the changes in fair value of financial instruments classified in Level 3 for the years ended December 31, 2022 and 2021. The Pension Plan classifies financial instruments as Level 3 when the fair value is measured based on at least one significant input that is not observable in the markets or due to lack of liquidity in certain markets. The gains and losses presented in the table below could, therefore, include changes in fair value based on both observable and unobservable inputs. The Level 3 financial instruments are comprised of pooled funds whose valuations are provided by the investment managers. Sensitivity analysis is not provided as the underlying assumptions used by the investment managers are not available. Year ended December 31 (millions of dollars) 2022 2021 Fair value, beginning of year 1,937 1,429 Realized and unrealized gains 128 307 Purchases 336 308 Sales and disbursements (86) (107) Fair value, end of year 2,315 1,937 There were no significant transfers between any of the fair value levels during the years ended December 31, 2022 and 2021. Valuation Techniques Used to Determine Fair Value Pooled funds mainly consist of private equity, real estate infrastructure and private debt investments. Private equity investments represent private equity funds that invest in operating companies that are not publicly traded on a stock exchange. Investment strategies in private equity include limited partnerships in businesses that are characterized by high internal growth and operational efficiencies, venture capital, leveraged buyouts and special situations such as distressed investments. Real estate and infrastructure investments represent funds that invest in real assets which are not publicly traded on a stock exchange. Investment strategies in real estate include limited partnerships that seek to generate a total return through income and capital growth by investing primarily in global and Canadian limited partnerships. Investment strategies in infrastructure include limited partnerships in core infrastructure assets focusing on assets that are expected to generate stable, long-term cash flows and deliver incremental returns relative to conventional fixed-income investments. Private equity, real estate and infrastructure valuations are reported by the fund manager and are based on the valuation of the underlying investments which includes inputs such as cost, operating results, discounted future cash flows and market-based comparable data. Private debt valuations are reported by the fund manager. Private debt is credit that is extended to companies on a bilaterally negotiated basis. It is not readily marketable and takes a wide range of forms, such as senior secured and unsecured loans, infrastructure project financing, investments secured by real estate assets, and securitized lease/loan obligations supported by a pool of assets. Since these valuation inputs are not highly observable, private equity, real estate infrastructure and private debt investments have been categorized as Level 3 within pooled funds. Cash equivalents consist of demand cash deposits held with banks and cash held by the investment managers. Cash equivalents are categorized as Level 1. Short-term securities are valued at cost plus accrued interest, which approximates fair value due to their short-term nature. Short-term securities are categorized as Level 2. Derivative instruments are used to hedge the Pension Plan’s foreign currency exposure back to Canadian dollars. The notional principal amount of contracts outstanding as at December 31, 2022 was $355 million (2021 - $414 million), the most significant currencies being hedged against the Canadian dollar are the United States dollar, euro, British pound sterling, Swedish krona and Japanese yen. The net realized loss on contracts for the year ended December 31, 2022 was $4 million (2021 - $2 million net realized gain). The terms to maturity of the forward exchange contracts at December 31, 2022 are within three months. The fair value is determined using standard interpolation methodology primarily based on the World Markets exchange rates. Derivative instruments are categorized as Level 2. Corporate shares are valued based on quoted prices in active markets and are categorized as Level 1. Corporate shares which are valued based on quoted prices in active markets, but held within a pension investment holding company, are categorized as Level 2. Investments denominated in foreign currencies are translated into Canadian currency at year-end rates of exchange. Bonds and debentures are presented at published closing trade quotations, and are categorized as Level 2. Hydro One Limited Annual Report 2022 83

Notes to Consolidated Financial Statements (continued) For the years ended December 31, 2022 and 2021 20. ENVIRONMENTAL LIABILITIES The following tables show the movements in environmental liabilities for the years ended December 31, 2022 and 2021: Year ended December 31, 2022 (millions of dollars) PCB LAR Total Environmental liabilities - beginning 68 54 122 Interest accretion 1 — 1 Expenditures (40) (6) (46) Revaluation adjustment 20 (4) 16 Environmental liabilities - ending 49 44 93 Less: current portion (20) (5) (25) 29 39 68 Year ended December 31, 2021 (millions of dollars) PCB LAR Total Environmental liabilities - beginning 76 57 133 Interest accretion 1 — 1 Expenditures (24) (6) (30) Revaluation adjustment 15 3 18 Environmental liabilities - ending 68 54 122 Less: current portion (27) (7) (34) 41 47 88 The following tables show the reconciliation between the undiscounted basis of the environmental liabilities and the amount recognized on the consolidated balance sheets after factoring in the discount rate: As at December 31, 2022 (millions of dollars) PCB LAR Total Undiscounted environmental liabilities 50 44 94 Less: discounting environmental liabilities to present value (1) — (1) Discounted environmental liabilities 49 44 93 As at December 31, 2021 (millions of dollars) PCB LAR Total Undiscounted environmental liabilities 70 54 124 Less: discounting environmental liabilities to present value (2) — (2) Discounted environmental liabilities 68 54 122 At December 31, 2022, the estimated future environmental expenditures were as follows: (millions of dollars) 2023 25 2024 25 2025 14 2026 2 2027 2 Thereafter 26 94 Hydro One records a liability for the estimated future expenditures for LAR and for the phase-out and destruction of PCB-contaminated mineral oil removed from electrical equipment when it is determined that future environmental remediation expenditures are probable under existing statute or regulation and the amount of the future expenditures can be reasonably estimated. There are uncertainties in estimating future environmental costs due to potential external events such as changes in legislation or regulations, and advances in remediation technologies. In determining the amounts to be recorded as environmental liabilities, the Company estimates the current cost of completing required work and makes assumptions as to when the future expenditures will actually be incurred, in order to generate future cash flow information. A long- term inflation rate assumption of approximately 2% has been used to express these current cost estimates as estimated future expenditures. Future expenditures have been discounted using factors ranging from approximately 2.0% to 6.3% (2021 - 2.0% to 6.3%) depending on the appropriate rate for the period when expenditures are expected to be incurred. All factors used in estimating the Company’s environmental liabilities represent management’s best estimates of the present value of costs required to meet existing legislation or regulations. However, it is reasonably possible that numbers or volumes of contaminated assets, 84 Hydro One Limited Annual Report 2022

Notes to Consolidated Financial Statements (continued) For the years ended December 31, 2022 and 2021 cost estimates to perform work, inflation assumptions and the assumed pattern of annual cash flows may differ significantly from the Company’s current assumptions. In addition, with respect to the PCB environmental liability, the availability of critical resources such as skilled labour and replacement assets and the ability to take maintenance outages in critical facilities may influence the timing of expenditures. PCBs The Environment Canada regulations, enacted under the Canadian Environmental Protection Act, 1999, govern the management, storage and disposal of PCBs based on certain criteria, including type of equipment, in-use status, and PCB-contamination thresholds. Under current regulations, Hydro One’s PCBs have to be disposed of by the end of 2025, with the exception of specifically exempted equipment. Contaminated equipment will generally be replaced, or will be decontaminated by removing PCB-contaminated insulating oil and retro filling with replacement oil that contains PCBs in concentrations of less than 2 ppm. At December 31, 2022, the Company’s best estimate of the total estimated future expenditures to comply with current PCB regulations was $50 million (2021 - $70 million). These expenditures are expected to be incurred over the period from 2023 to 2025. As a result of its annual review of environmental liabilities, the Company recorded a revaluation adjustment in 2022 to increase the PCB environmental liability by $20 million (2021 - $15 million). LAR At December 31, 2022, the Company’s best estimate of the total estimated future expenditures to complete its LAR program was $44 million (2021 - $54 million). These expenditures are expected to be incurred over the period from 2023 to 2049. As a result of its annual review of environmental liabilities, the Company recorded a revaluation adjustment in 2022 to decrease the LAR environmental liability by $4 million (2021 - increase of $3 million). 21. ASSET RETIREMENT OBLIGATIONS Hydro One records a liability for the estimated future expenditures for the removal and disposal of asbestos-containing materials installed in some of its facilities, as well as for the estimated expenditure for the future decommissioning and removal of some diesel generating stations and related assets operated by its subsidiary, Hydro One Remotes. Asset retirement obligations, which represent legal obligations associated with the retirement of certain tangible long-lived assets, are computed as the present value of the projected expenditures for the future retirement of specific assets and are recognized in the period in which the liability is incurred, if a reasonable estimate can be made. If the asset remains in service at the recognition date, the present value of the liability is added to the carrying amount of the associated asset in the period the liability is incurred and this additional carrying amount is depreciated over the remaining life of the asset. If an asset retirement obligation is recorded in respect of an out-of-service asset, the asset retirement cost is charged to results of operations. Subsequent to the initial recognition, the liability is adjusted for any revisions to the estimated future cash flows associated with the asset retirement obligation, which can occur due to a number of factors including, but not limited to, cost escalation, changes in technology applicable to the assets to be retired, changes in legislation or regulations, as well as for accretion of the liability due to the passage of time until the obligation is settled. Depreciation expense is adjusted prospectively for any increases or decreases to the carrying amount of the associated asset. Some of the Company’s transmission and distribution assets, particularly those located on unowned easements and rights-of-way, may have asset retirement obligations, conditional or otherwise. The majority of the Company’s easements and rights-of-way are either of perpetual duration or are automatically renewed annually. Land rights with finite terms are generally subject to extension or renewal. As the Company expects to use the majority of its facilities in perpetuity, no asset retirement obligations have been recorded for these assets. If, at some future date, a particular facility is shown not to meet the perpetuity assumption, it will be reviewed to determine whether an estimable asset retirement obligation exists. In such a case, an asset retirement obligation would be recorded at that time. In determining the amounts to be recorded as asset retirement obligations, the Company estimates the current fair value for completing required work and makes assumptions as to when the future expenditures will actually be incurred, in order to generate future cash flow information. A long-term inflation assumption of approximately 2% has been used to express these current cost estimates as estimated future expenditures. Future expenditures have been discounted using factors ranging from approximately 2.0% to 4.0% (2021 - 2.0% to 4.0%) depending on the appropriate rate for the period when expenditures are expected to be incurred. All factors used in estimating the Company’s asset retirement obligations represent management’s best estimates of the cost required to meet existing legislation or regulations. However, it is reasonably possible that numbers or volumes of contaminated assets, cost estimates to perform work, inflation assumptions and the assumed pattern of annual cash flows may differ significantly from the Company’s current assumptions. Asset retirement obligations are reviewed annually or more frequently if significant changes in regulations or other relevant factors occur. Estimate changes are accounted for prospectively. During the year, the Company recorded an asset retirement obligation associated with the decommissioning and removal of diesel generating stations within the Hydro One Remotes operating territory. As a result of its annual review of asset retirement obligations, the Company also recorded a revaluation adjustment in 2022 to increase the asset retirement obligations related to the removal and disposal of asbestos- containing materials installed in some of its facilities by $3 million (2021 - no revaluation adjustment to the asset retirement obligations was recorded). At December 31, 2022, Hydro One had recorded a total asset retirement obligation of $28 million (2021 - $14 million), primarily consisting of the estimated future expenditures associated with the removal and disposal of asbestos-containing materials installed in some of its facilities of $17 million (2021 - $14 million), and the decommissioning and removal of diesel generating stations of $11 million. Hydro One Limited Annual Report 2022 85

Notes to Consolidated Financial Statements (continued) For the years ended December 31, 2022 and 2021 22. LEASES Hydro One has operating lease contracts for buildings used in administrative and service-related functions and storing telecommunications equipment. These leases have terms between three and eight years with renewal options of additional three- to five-year terms at prevailing market rates at the time of extension. All leases include a clause to enable upward revision of the rental charge on an annual basis or on renewal according to prevailing market conditions or pre-established rents. There are no restrictions placed upon Hydro One by entering into these leases. Renewal options are included in the lease term when their exercise is reasonably certain. Other information related to the Company's operating leases was as follows: Year ended December 31 (millions of dollars) 2022 2021 Lease expense 13 17 Lease payments made 16 16 As at December 31 2022 2021 Weighted-average remaining lease term1 (years) 5 6 Weighted-average discount rate 2.4% 2.3% 1 Includes renewal options that are reasonably certain to be exercised. At December 31, 2022, future minimum operating lease payments were as follows: (millions of dollars) 2023 14 2024 12 2025 9 2026 9 2027 8 Thereafter 7 Total undiscounted minimum lease payments 59 Less: discounting minimum lease payments to present value (4) Total discounted minimum lease payments 55 At December 31, 2021, future minimum operating lease payments were as follows: (millions of dollars) 2022 16 2023 11 2024 10 2025 7 2026 7 Thereafter 13 Total undiscounted minimum lease payments 64 Less: discounting minimum lease payments to present value (4) Total discounted minimum lease payments 60 Hydro One presents its ROU assets and lease obligations on the consolidated balance sheets as follows: As at December 31 (millions of dollars) 2022 2021 Other long-term assets (Note 13) 56 57 Accounts payable and other current liabilities (Note 14) 12 14 Other long-term liabilities (Note 15) 43 46 86 Hydro One Limited Annual Report 2022

Notes to Consolidated Financial Statements (continued) For the years ended December 31, 2022 and 2021 23. SHARE CAPITAL Common Shares The Company is authorized to issue an unlimited number of common shares. At December 31, 2022, the Company had 598,714,704 (2021 - 598,217,549) common shares issued and outstanding. The amount and timing of any dividends payable by Hydro One is at the discretion of the Hydro One Board of Directors and is established on the basis of Hydro One’s results of operations, maintenance of its deemed regulatory capital structure, financial condition, cash requirements, the satisfaction of solvency tests imposed by corporate laws for the declaration and payment of dividends and other factors that the Board of Directors may consider relevant. The following tables presents the changes to common shares during the years ended December 31, 2022 and 2021: Ownership by Year ended December 31, 2022 (number of shares) Public Province Total Common shares - beginning 315,804,901 282,412,648 598,217,549 Common shares issued - LTIP1 108,710 — 108,710 Common shares issued - share grants2 388,445 — 388,445 Common shares - ending 316,302,056 282,412,648 598,714,704 52.8% 47.2% 100% 1 In 2022, Hydro One issued from treasury 108,710 common shares in accordance with provisions of the LTIP. 2 In 2022, Hydro One issued from treasury 388,445 common shares in accordance with provisions of the Power Workers’ Union (PWU) and the Society Share Grant Plans. Ownership by Year ended December 31, 2021 (number of shares) Public Province Total Common shares - beginning 315,199,139 282,412,648 597,611,787 Common shares issued - LTIP1 188,388 — 188,388 Common shares issued - share grants2 417,374 — 417,374 Common shares - ending3 315,804,901 282,412,648 598,217,549 52.8% 47.2% 100% 1 In 2021, Hydro One issued from treasury 188,388 common shares in accordance with provisions of the LTIP. 2 In 2021, Hydro One issued from treasury 417,374 common shares in accordance with provisions of the PWU and the Society Share Grant Plans. 3 On December 30th, 2021, stock options of 108,710 under the Company's LTIP were exercised with a settlement date of January 4th, 2022. Preferred Shares The Company is authorized to issue an unlimited number of preferred shares, issuable in series. At December 31, 2022 and 2021, two series of preferred shares were authorized for issuance: the Series 1 preferred shares and the Series 2 preferred shares. At December 31, 2022, and 2021, the Company had no Preferred Shares and no Series 2 preferred shares issued and outstanding. Hydro One may from time to time issue preferred shares in one or more series. Prior to issuing shares in a series, the Hydro One Board of Directors is required to fix the number of shares in the series and determine the designation, rights, privileges, restrictions and conditions attaching to that series of preferred shares. Holders of Hydro One’s preferred shares are not entitled to receive notice of, to attend or to vote at any meeting of the shareholders of Hydro One except that votes may be granted to a series of preferred shares when dividends have not been paid on any one or more series as determined by the applicable series provisions. Each series of preferred shares ranks on parity with every other series of preferred shares, and are entitled to a preference over the common shares and any other shares ranking junior to the preferred shares, with respect to dividends and the distribution of assets and return of capital in the event of the liquidation, dissolution or winding up of Hydro One. Share Ownership Restrictions The Electricity Act imposes share ownership restrictions on securities of Hydro One carrying a voting right (Voting Securities). These restrictions provide that no person or company (or combination of persons or companies acting jointly or in concert) may beneficially own or exercise control or direction over more than 10% of any class or series of Voting Securities, including common shares of the Company (Share Ownership Restrictions). The Share Ownership Restrictions do not apply to Voting Securities held by the Province, nor to an underwriter who holds Voting Securities solely for the purpose of distributing those securities to purchasers who comply with the Share Ownership Restrictions. 24. DIVIDENDS In 2022, common share dividends in the amount of $662 million (2021 - $629 million) were declared and paid. See Note 33 - Subsequent Events for dividends declared subsequent to December 31, 2022. Hydro One Limited Annual Report 2022 87

Notes to Consolidated Financial Statements (continued) For the years ended December 31, 2022 and 2021 25. EARNINGS PER COMMON SHARE Basic earnings per common share (EPS) is calculated by dividing net income attributable to common shareholders of Hydro One by the weighted-average number of common shares outstanding. Diluted EPS is calculated by dividing net income attributable to common shareholders of Hydro One by the weighted-average number of common shares outstanding adjusted for the effects of potentially dilutive stock-based compensation plans, including the share grant plans and the LTIP, which are calculated using the treasury stock method. Year ended December 31 2022 2021 Net income attributable to common shareholders (millions of dollars) 1,050 965 Weighted-average number of shares Basic 598,616,561 598,080,111 Effect of dilutive stock-based compensation plans 1,971,291 2,278,030 Diluted 600,587,852 600,358,141 EPS Basic $ 1.75 $ 1.61 Diluted $ 1.75 $ 1.61 26. STOCK-BASED COMPENSATION Share Grant Plans Hydro One has two share grant plans (Share Grant Plans), one for the benefit of certain members of the PWU (PWU Share Grant Plan) and one for the benefit of certain members of the Society (Society Share Grant Plan). The PWU Share Grant Plan provides for the issuance of common shares of Hydro One from treasury to certain eligible members of the PWU annually, commencing on April 1, 2017 and continuing until the earlier of April 1, 2028 or the date an eligible employee no longer meets the eligibility criteria of the PWU Share Grant Plan. To be eligible, an employee must be a member of the Pension Plan on April 1, 2015, be employed on the date annual share issuance occurs and continue to have under 35 years of service. The requisite service period for the PWU Share Grant Plan began on July 3, 2015, which is the date the share grant plan was ratified by the PWU. The number of common shares issued annually to each eligible employee will be equal to 2.7% of such eligible employee’s salary as at April 1, 2015, divided by $20.50, being the price of the common shares of Hydro One in its Initial Public Offering (IPO). The aggregate number of common shares issuable under the PWU Share Grant Plan shall not exceed 3,981,763 common shares. In 2015, 3,979,062 common shares were granted under the PWU Share Grant Plan. The Society Share Grant Plan provides for the issuance of common shares of Hydro One from treasury to certain eligible members of the Society annually, commencing on April 1, 2018 and continuing until the earlier of April 1, 2029 or the date an eligible employee no longer meets the eligibility criteria of the Society Share Grant Plan. To be eligible, an employee must be a member of the Pension Plan on September 1, 2015, be employed on the date annual share issuance occurs and continue to have under 35 years of service. Therefore, the requisite service period for the Society Share Grant Plan began on September 1, 2015. The number of common shares issued annually to each eligible employee will be equal to 2.0% of such eligible employee’s salary as at September 1, 2015, divided by $20.50, being the price of the common shares of Hydro One in its IPO. The aggregate number of common shares issuable under the Society Share Grant Plan shall not exceed 1,434,686 common shares. In 2015, 1,433,292 common shares were granted under the Society Share Grant Plan. The fair value of the Hydro One 2015 share grants of $111 million was estimated based on the grant date share price of $20.50 and is recognized using the graded-vesting attribution method as the share grant plans have both a performance condition and a service condition. In 2022, 388,445 common shares (2021 - 417,374) were issued under the Share Grant Plans. Total share-based compensation recognized during 2022 was $4 million (2021 - $5 million) and was recorded as a regulatory asset. A summary of share grant activity under the Share Grant Plans during the years ended December 31, 2022 and 2021 is presented below: Year ended December 31, 2022 Share Grants (number of common shares) Weighted-Average Price Share grants outstanding - beginning 2,662,000 $ 20.50 Vested and issued1 (388,445) — Forfeited (83,939) $ 20.50 Share grants outstanding - ending 2,189,616 $ 20.50 1 In 2022, Hydro One issued 388,445 common shares from treasury to eligible employees in accordance with provisions of the Share Grant Plans. Year ended December 31, 2021 Share Grants (number of common shares) Weighted-Average Price Share grants outstanding - beginning 3,154,805 $ 20.50 Vested and issued1 (417,374) — Forfeited (75,431) $ 20.50 Share grants outstanding - ending 2,662,000 $ 20.50 1 In 2021, Hydro One issued 417,374 common shares from treasury to eligible employees in accordance with provisions of the Share Grant Plans. 88 Hydro One Limited Annual Report 2022

Notes to Consolidated Financial Statements (continued) For the years ended December 31, 2022 and 2021 Directors’ DSU Plan Under the Directors’ DSU Plan, directors can elect to receive credit for their annual cash retainer in a notional account of DSUs in lieu of cash. Hydro One’s Board of Directors may also determine from time to time that special circumstances exist that would reasonably justify the grant of DSUs to a director as compensation in addition to any regular retainer or fee to which the director is entitled. Each DSU represents a unit with an underlying value equivalent to the value of one common share of the Company and is entitled to accrue common share dividend equivalents in the form of additional DSUs at the time dividends are paid, subsequent to declaration by Hydro One’s Board of Directors. A summary of DSU awards activity under the Directors' DSU Plan during the years ended December 31, 2022 and 2021 is presented below: Year ended December 31 (number of DSUs) 2022 2021 DSUs outstanding - beginning 80,813 65,240 Granted 19,126 20,888 Settled — (5,315) DSUs outstanding - ending 99,939 80,813 For the year ended December 31, 2022, an expense of $1 million (2021 - $1 million) was recognized in earnings with respect to the Directors' DSU Plan. At December 31, 2022, a liability of $4 million (2021 - $3 million) related to Directors' DSUs has been recorded at the closing price of the Company's common shares of $36.27. This liability is included in other long-term liabilities on the consolidated balance sheets. Management DSU Plan Under the Management DSU Plan, eligible executive employees can elect to receive a specified proportion of their annual short-term incentive in a notional account of DSUs in lieu of cash. Each DSU represents a unit with an underlying value equivalent to the value of one common share of the Company and is entitled to accrue common share dividend equivalents in the form of additional DSUs at the time dividends are paid, subsequent to declaration by Hydro One’s Board of Directors. A summary of DSU awards activity under the Management DSU Plan during the years ended December 31, 2022 and 2021 is presented below: Year ended December 31 (number of DSUs) 2022 2021 DSUs outstanding - beginning 90,240 61,880 Granted 37,524 28,360 Paid (9,259) — DSUs outstanding - ending 118,505 90,240 For the year ended December 31, 2022, an expense of $1 million (2021 - $1 million) was recognized in earnings with respect to the Management DSU Plan. At December 31, 2022, a liability of $4 million (2021 - $3 million) related to Management DSUs has been recorded at the closing price of the Company's common shares of $36.27. This liability is included in other long-term liabilities on the consolidated balance sheets. Employee Share Ownership Plan In 2015, Hydro One established Employee Share Ownership Plans (ESOP) for certain eligible management and non-represented employees (Management ESOP) and for certain eligible Society-represented staff (Society ESOP). Under the Management ESOP, the eligible management and non-represented employees may contribute between 1% and 6% of their base salary towards purchasing common shares of Hydro One. The Company matches 50% of their contributions, up to a maximum Company contribution of $25,000 per calendar year. Under the Society ESOP, the eligible Society-represented staff may contribute between 1% and 4% of their base salary towards purchasing common shares of Hydro One. The Company matches 25% of their contributions, with no maximum Company contribution per calendar year. In 2022, Company contributions made under the ESOP were $2 million (2021 - $2 million). LTIP Effective August 31, 2015, the Board of Directors of Hydro One adopted an LTIP. Under the LTIP, long-term incentives were granted to certain executive and management employees of Hydro One and its subsidiaries, and all equity-based awards would be settled in newly issued shares of Hydro One from treasury, consistent with the provisions of the plan which also permit the participants to surrender a portion of their awards to satisfy related withholding taxes requirements. The aggregate number of shares issuable under the LTIP shall not exceed 11,900,000 shares of Hydro One. The LTIP provides flexibility to award a range of vehicles, including Performance Share Units (PSUs), RSUs, stock options, share appreciation rights, restricted shares, DSUs, and other share-based awards. The mix of vehicles is intended to vary by role to recognize the level of executive accountability for overall business performance. Hydro One Limited Annual Report 2022 89

Notes to Consolidated Financial Statements (continued) For the years ended December 31, 2022 and 2021 PSUs and RSUs A summary of PSU and RSU awards activity under the LTIP during the years ended December 31, 2022 and 2021 is presented below: PSUs RSUs Year ended December 31 (number of units) 2022 2021 2022 2021 Units outstanding - beginning — 111,920 — 139,730 Vested and issued — (111,920) — (104,970) Settled — — — (34,760) Units outstanding - ending — — — — No awards were granted in 2022 or 2021. The compensation expense related to the PSU and RSU awards recognized by the Company during 2022 was $nil (2021 - less than $1 million). Society RSU Plan As a result of the renewal of the Company's prior collective agreement with members of the Society, the Company provided equity compensation in the form of RSUs to certain eligible members. The equity compensation provides for the purchase of common shares of Hydro One from the open market, effective March 1, 2021 in one equity grant vesting in equal portions over a two-year period. To be eligible, an employee must be an employee of the Company as of July 30, 2021, the date the plan was ratified by the Society; the grant date. The number of common shares issued to each eligible employee will be equal to 1.0% of such eligible employee’s salary as at April 1, 2021, divided by $30.80, being the price of the common shares of Hydro One at the grant date. Each RSU is entitled to accrue common share dividend equivalents in the form of additional RSUs at the time dividends are paid, subsequent to declaration by Hydro One’s Board of Directors. A summary of RSU awards activity under the Society RSU Plan during the years ended December 31, 2022 and 2021 is presented below: Year ended December 31 (number of RSUs) 2022 2021 RSUs outstanding - beginning 71,053 — Granted 1,667 71,053 Vested and issued (34,346) — Settled (1,106) — Forfeited (1,144) — RSUs outstanding - ending 36,124 71,053 Stock Options The Company is authorized to grant stock options under its LTIP to certain eligible employees. No stock options were granted in 2022 or 2021. The fair value-based method is used to measure compensation expense related to stock options and the expense was recognized over the vesting period on a straight-line basis. The fair value of the stock option awards granted was estimated on the date of grant using a Black- Scholes valuation model. A summary of stock options activity during the years ended December 31, 2022 and 2021 is presented below: Number of Stock Options Weighted-average exercise price Stock options outstanding - January 1, 2021 108,710 $ 20.66 Exercised1 (108,710) $ 20.66 Stock options outstanding - December 31, 2021 — $ — Stock options outstanding - December 31, 2022 — $ — 1 The stock options exercised in 2021 had an aggregate intrinsic value of $1 million. No compensation expense related to stock options was recognized by the Company during 2022 or 2021. 90 Hydro One Limited Annual Report 2022

Notes to Consolidated Financial Statements (continued) For the years ended December 31, 2022 and 2021 27. NONCONTROLLING INTEREST Total noncontrolling interest consists of noncontrolling interest attributable to B2M LP and NRLP. The following tables show the movements in total noncontrolling interest during the years ended December 31, 2022 and 2021: Year ended December 31, 2022 (millions of dollars) Temporary Equity Equity Total Noncontrolling interest - beginning 20 68 88 Distributions to noncontrolling interest (2) (8) (10) Net income attributable to noncontrolling interest 2 6 8 Noncontrolling interest - ending 20 66 86 Year ended December 31, 2021 (millions of dollars) Temporary Equity Equity Total Noncontrolling interest - beginning 22 72 94 Distributions to noncontrolling interest (4) (10) (14) Net income attributable to noncontrolling interest 2 6 8 Noncontrolling interest - ending 20 68 88 B2M LP On December 16, 2014, transmission assets totaling $526 million were transferred from Hydro One Networks to B2M LP. This was financed by 60% debt ($316 million) and 40% equity ($210 million). On December 17, 2014, the SON acquired a 34.2% equity interest in B2M LP for consideration of $72 million, representing the fair value of the equity interest acquired. The SON’s initial investment in B2M LP consists of $50 million of Class A units and $22 million of Class B units. The Class B units have a mandatory put option which requires that upon the occurrence of an enforcement event (i.e., an event of default such as a debt default by the SON or insolvency event), Hydro One purchase the Class B units of B2M LP for net book value on the redemption date. The noncontrolling interest relating to the Class B units is classified on the consolidated balance sheet as temporary equity because the redemption feature is outside the control of the Company. The balance of the noncontrolling interest is classified within equity. The following tables show the movements in B2M LP noncontrolling interest during the years ended December 31, 2022 and 2021: Year ended December 31, 2022 (millions of dollars) Temporary Equity Equity Total Noncontrolling interest - beginning 20 46 66 Distributions to noncontrolling interest (2) (5) (7) Net income attributable to noncontrolling interest 2 4 6 Noncontrolling interest - ending 20 45 65 Year ended December 31, 2021 (millions of dollars) Temporary Equity Equity Total Noncontrolling interest - beginning 22 49 71 Distributions to noncontrolling interest (4) (7) (11) Net income attributable to noncontrolling interest 2 4 6 Noncontrolling interest - ending 20 46 66 NRLP On September 18, 2019, Hydro One Networks sold to the Six Nations of the Grand River Development Corporation and, through a trust, to the Mississaugas of the Credit First Nation a 25.0% and 0.1%, respectively, equity interest in NRLP partnership units for total consideration of $12 million, representing the fair value of the equity interest acquired. On January 31, 2020, the Mississaugas of the Credit First Nation purchased an additional 19.9% equity interest in NRLP partnership units from Hydro One Networks for total cash consideration of $9 million. Following this transaction, Hydro One's interest in the equity portion of NRLP partnership units was reduced to 55%, with the Six Nations of the Grand River Development Corporation and the Mississaugas of the Credit First Nation owning 25% and 20%, respectively, of the equity interest in NRLP partnership units. The First Nations Partners' noncontrolling interest in NRLP is classified within equity. The following table shows the movements in NRLP noncontrolling interest during the years ended December 31, 2022 and 2021: Year ended December 31 (millions of dollars) 2022 2021 Noncontrolling interest - beginning 22 23 Distributions to noncontrolling interest (3) (3) Net income attributable to noncontrolling interest 2 2 Noncontrolling interest - ending 21 22 Hydro One Limited Annual Report 2022 91

Notes to Consolidated Financial Statements (continued) For the years ended December 31, 2022 and 2021 28. RELATED PARTY TRANSACTIONS The Province is a shareholder of Hydro One with approximately 47.2% ownership at December 31, 2022. The IESO, Ontario Power Generation Inc. (OPG), Ontario Electricity Financial Corporation (OEFC), and the OEB are related parties to Hydro One because they are controlled or significantly influenced by the Ministry of Energy. Ontario Charging Network (OCN LP) is a joint-venture limited partnership between OPG and a subsidiary of Hydro One. The following is a summary of the Company’s related party transactions during the years ended December 31, 2022 and 2021: Year ended December 31 (millions of dollars) Related Party Transaction 2022 2021 Province Dividends paid 312 297 IESO Power purchased 2,374 2,238 Revenues for transmission services 2,062 1,832 Amounts related to electricity rebates 1,031 1,065 Distribution revenues related to rural rate protection 247 245 Distribution revenues related to supply of electricity to remote northern communities 35 35 Funding received related to CDM programs 3 1 OPG1 Power purchased 20 13 Revenues related to provision of services and supply of electricity 8 8 Capital contribution received from OPG 5 3 Costs related to the purchase of services 2 2 OEFC Power purchased from power contracts administered by the OEFC 2 1 OEB OEB fees 10 8 OCN LP2 Investment in OCN LP 4 4 1 OPG has provided a $2.5 million guarantee to Hydro One related to the OCN Guarantee. See Note 31 - Commitments for details related to the OCN Guarantee. 2 OCN LP owns and operates electric vehicle fast charging stations across Ontario, under the Ivy Charging Network brand. Sales to and purchases from related parties are based on the requirements of the OEB’s Affiliate Relationships Code. Outstanding balances at period end are interest-free and settled in cash. Invoices are issued monthly, and amounts are due and paid on a monthly basis. 92 Hydro One Limited Annual Report 2022

Notes to Consolidated Financial Statements (continued) For the years ended December 31, 2022 and 2021 29. CONSOLIDATED STATEMENTS OF CASH FLOWS The changes in non-cash balances related to operations consist of the following: Year ended December 31 (millions of dollars) 2022 2021 Accounts receivable (72) 18 Due from related parties 2 42 Materials and supplies (Note 9) (3) 1 Prepaid expenses and other assets (Note 9) (7) (2) Other long-term assets (Note 13) 1 (4) Accounts payable 27 (3) Accrued liabilities (Note 14) 64 53 Due to related parties 5 (63) Accrued interest (Note 14) (4) 6 Long-term accounts payable and other long-term liabilities (Note 15) 8 2 Post-retirement and post-employment benefit liability 40 50 61 100 Capital Expenditures The following tables reconcile investments in property, plant and equipment and intangible assets and the amounts presented in the consolidated statements of cash flows for the years ended December 31, 2022 and 2021. The reconciling items include net change in accruals and capitalized depreciation. Year ended December 31, 2022 (millions of dollars) Property, Plant and Equipment Intangible Assets Total Capital investments (2,010) (122) (2,132) Reconciling items 44 2 46 Cash outflow for capital expenditures (1,966) (120) (2,086) Year ended December 31, 2021 (millions of dollars) Property, Plant and Equipment Intangible Assets Total Capital investments (1,983) (142) (2,125) Reconciling items 55 (1) 54 Cash outflow for capital expenditures (1,928) (143) (2,071) Capital Contributions Hydro One enters into contracts governed by the OEB Transmission System Code when a transmission customer requests a new or upgraded transmission connection. The customer is required to make a capital contribution to Hydro One based on the shortfall between the present value of the costs of the connection facility and the present value of revenues. The present value of revenues is based on an estimate of load forecast for the period of the contract with Hydro One. Once the connection facility is commissioned, in accordance with the OEB Transmission System Code, Hydro One will periodically reassess the estimated load forecast which will lead to a decrease, or an increase in the capital contributions from the customer. The increase or decrease in capital contributions is recorded directly to property, plant and equipment in service. In 2022, there were $12 million capital contributions from these assessments (2021 - $14 million). Supplementary Information Year ended December 31 (millions of dollars) 2022 2021 Net interest paid 523 506 Income taxes paid 33 20 Hydro One Limited Annual Report 2022 93

Notes to Consolidated Financial Statements (continued) For the years ended December 31, 2022 and 2021 30. CONTINGENCIES Legal Proceedings Hydro One is involved in various lawsuits and claims in the normal course of business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows. Transfer of Assets The transfer orders by which the Company acquired certain of Ontario Hydro’s businesses as of April 1, 1999 did not transfer title to some assets located on Reserves (as defined in the Indian Act (Canada)). Currently, the OEFC holds these assets. Under the terms of the transfer orders, the Company is required to manage these assets until it has obtained all consents necessary to complete the transfer of title of these assets to itself. The Company cannot predict the aggregate amount that it may have to pay, either on an annual or one-time basis, to obtain the required consents. In 2022, the Company paid approximately $5 million (2021 - $2 million) in respect of consents obtained. If the Company cannot obtain the required consents, the OEFC will continue to hold these assets for an indefinite period of time. If the Company cannot reach a satisfactory settlement, it may have to relocate these assets to other locations at a cost that could be substantial or, in a limited number of cases, to abandon a line and replace it with diesel-generation facilities. The costs relating to these assets could have a material adverse effect on the Company’s results of operations if the Company is not able to recover them in future rate orders. 31. COMMITMENTS The following table presents a summary of Hydro One’s commitments under outsourcing and other agreements due in the next five years and thereafter: As at December 31, 2022 (millions of dollars) Year 1 Year 2 Year 3 Year 4 Year 5 Thereafter Outsourcing and other agreements 191 17 — — 1 13 Long-term software/meter agreement 12 11 4 1 1 3 Outsourcing and Other Agreements In February 2021, Hydro One entered into a three-year agreement for information technology services with Capgemini Canada Inc., which expires on February 29, 2024, and includes an option to extend for two additional one-year terms at Hydro One’s discretion. This agreement resulted in commitments of $143 million over the initial three-year term of the agreement. Brookfield Global Integrated Solutions (BGIS) provides services to Hydro One, including facilities management and execution of certain capital projects as deemed required by the Company. The agreement with BGIS for these services expires in December 2024, with an option for the Company to renew the agreement for an additional term of three years. Anixter Power Solutions Canada Inc. (Wesco) provides services to Hydro One to support its Broadband Development Project. Under the agreement with Wesco, as at December 31, 2022, Hydro One has committed to purchases in the amount of $61 million. Long-term Software/Meter Agreement Trilliant Holdings Inc. and Trilliant Networks (Canada) Inc. (collectively Trilliant) provide services to Hydro One for the supply, maintenance and support services for smart meters and related hardware and software, including additional software licences, as well as certain professional services. The agreement with Trilliant for these services expires in December 2030. Other Commitments The following table presents a summary of Hydro One’s other commercial commitments by year of expiry in the next five years and thereafter: As at December 31, 2022 (millions of dollars) Year 1 Year 2 Year 3 Year 4 Year 5 Thereafter Operating Credit Facilities1 — — — — 2,550 — Letters of credit2 186 2 — — — — Guarantees3 517 — — — — — 1 On June 1, 2022, the maturity date for the Operating Credit Facilities was extended to 2027. 2 Letters of credit consist of $163 million letters of credit related to retirement compensation arrangements, a $18 million letter of credit provided to the IESO for prudential support, $4 million in letters of credit to satisfy debt service reserve requirements, and $3 million in letters of credit for various operating purposes. 3 Guarantees consist of $475 million prudential support provided to the IESO by Hydro One Inc. on behalf of its subsidiaries, as well as guarantees provided by Hydro One to the Minister of Natural Resources (Canada) and ONroute of $7 million and $30 million, respectively, relating to OCN LP (OCN Guarantee) and $5 million relating to Aux Energy Inc., the Company's indirect subsidiary. OPG has provided a $2.5 million guarantee to Hydro One related to the OCN Guarantee. Prudential Support Purchasers of electricity in Ontario, through the IESO, are required to provide security to mitigate the risk of their default based on their expected activity in the market. The IESO could draw on these guarantees and/or letters of credit if these purchasers fail to make a payment required by a default notice issued by the IESO. The maximum potential payment is the face value of any letters of credit plus the amount of the parental guarantees. 94 Hydro One Limited Annual Report 2022

Notes to Consolidated Financial Statements (continued) For the years ended December 31, 2022 and 2021 Retirement Compensation Arrangements Bank letters of credit have been issued to provide security for Hydro One Inc.’s liability under the terms of a trust fund established pursuant to the supplementary pension plan for eligible employees of Hydro One Inc. The supplementary pension plan trustee is required to draw upon these letters of credit if Hydro One Inc. is in default of its obligations under the terms of this plan. Such obligations include the requirement to provide the trustee with an annual actuarial report as well as letters of credit sufficient to secure Hydro One Inc.’s liability under the plan, to pay benefits payable under the plan and to pay the letter of credit fee. The maximum potential payment is the face value of the letters of credit. 32. SEGMENTED REPORTING Hydro One has three reportable segments: ● The Transmission Segment, which comprises the transmission of high voltage electricity across the province, interconnecting local distribution companies and certain large directly connected industrial customers throughout the Ontario electricity grid; ● The Distribution Segment, which comprises the delivery of electricity to end customers and certain other municipal electricity distributors; and ● Other Segment, which includes certain corporate activities, investments including a joint venture that owns and operates electric vehicle fast charging stations across Ontario under the Ivy Charging Network brand, and the operations of the Company’s telecommunications business and of a wholly-owned subsidiary that provides energy solutions to commercial and industrial clients. The Other Segment includes the DTA which arose from the revaluation of the tax bases of Hydro One’s assets to fair market value when the Company transitioned from the provincial payments in lieu of tax regime to the federal tax regime at the time of Hydro One’s initial public offering in 2015. This DTA is not required to be shared with ratepayers, the Company considers it to not be part of the regulated transmission and distribution segment assets, and it is included in the other segment. The designation of segments has been based on a combination of regulatory status and the nature of the services provided. Operating segments of the Company are determined based on information used by the chief operating decision-maker in deciding how to allocate resources and evaluate the performance of each of the segments. The Company evaluates segment performance based on income before financing charges and income tax expense from continuing operations (excluding certain allocated corporate governance costs). Year ended December 31, 2022 (millions of dollars) Transmission Distribution Other Consolidated Revenues 2,077 5,660 43 7,780 Purchased power — 3,724 — 3,724 Operation, maintenance and administration 445 739 74 1,258 Depreciation, amortization and asset removal costs 509 448 9 966 Income (loss) before financing charges and income tax expense 1,123 749 (40) 1,832 Capital investments 1,209 899 24 2,132 Year ended December 31, 2021 (millions of dollars) Transmission Distribution Other Consolidated Revenues 1,824 5,359 42 7,225 Purchased power — 3,579 — 3,579 Operation, maintenance and administration 397 658 57 1,112 Depreciation, amortization and asset removal costs 485 428 9 922 Income (loss) before financing charges and income tax expense 942 694 (24) 1,612 Capital investments 1,320 787 18 2,125 Total Assets by Segment: As at December 31 (millions of dollars) 2022 2021 Transmission 18,778 18,138 Distribution 11,893 11,487 Other 786 758 Total assets 31,457 30,383 Total Goodwill by Segment: As at December 31 (millions of dollars) 2022 2021 Transmission 157 157 Distribution 216 216 Total goodwill 373 373 All revenues, assets and substantially all costs, as the case may be, are earned, held or incurred in Canada. Hydro One Limited Annual Report 2022 95

Notes to Consolidated Financial Statements (continued) For the years ended December 31, 2022 and 2021 33. SUBSEQUENT EVENTS Sustainable Financing Framework On January 12, 2023, Hydro One Limited published a Sustainable Financing Framework, which allows Hydro One Limited and its subsidiaries to issue sustainable financing instruments. Debt Issuance On January 27, 2023, Hydro One Inc. issued sustainable bonds totaling $1,050 million under its MTN Program as follows: a. $300 million Series 53 notes with a maturity date of November 30, 2029 and a coupon rate of 3.93%; and b. $450 million Series 54 notes with a maturity date of January 27, 2033 and a coupon rate of 4.16%; and c. $300 million Series 55 notes with a maturity date of January 27, 2053 and a coupon rate of 4.46%. Dividends On February 13, 2023, common share dividends of $167 million ($0.2796 per common share) were declared. 96 Hydro One Limited Annual Report 2022

97Hydro One Limited Annual Report 2022 Corporate and Shareholder Information Regulatory Stakeholders Hydro One is committed to maintaining and enhancing constructive long-term relationships with its regulatory stakeholders. Provincial Government, Ministry of Energy Policy, legislation, regulations Ontario Energy Board (OEB) Independent electric utility price and service quality regulation Independent Electricity System Operator (IESO) Wholesale power market rules, intermediary, North American reliability standards Canadian Energy Regulator Federal regulator, international power lines and substations North American Electric Reliability Corporation (NERC) Continent-wide bulk power reliability standards, certification, monitoring Northeast Power Coordinating Council (NPCC) Northeastern North American grid reliability, standards, compliance For more information, visit www.HydroOne.com/Regulatory Corporate Office 483 Bay Street, South Tower Toronto, ON M5G 2P5 1.416.345.5000 www.HydroOne.com Customer Inquiries Customer Service: 1.888.664.9376 Report an Emergency (24 hours): 1.800.434.1235 Shareholder Services If you are a registered shareholder and have inquiries regarding your account, wish to change your name or address, or have questions about dividends, duplicate mailings, lost stock certificates, share transfers or estate settlements, contact our transfer agent and registrar: Computershare Trust Company of Canada 100 University Avenue, 8th Floor Toronto, ON M5J 2Y1 1.514.982.7555 or 1.800.564.6253 service@computershare.com Institutional Investors and Analysts Institutional investors, securities analysts and others requiring additional financial information can visit www.HydroOne.com/ Investors or contact us at: 1.416.345.6867 Investor.Relations@HydroOne.com or Omar.Javed@HydroOne.com Media Inquiries 1.416.345.6868 or 1.877.506.7584 Media.Relations@HydroOne.com Sustainability Hydro One is committed to continuing to grow responsibly and we focus our social and environmental sustainability efforts where we can make the most meaningful impacts on both. To learn more, visit https://www.hydroone.com/sustainability or email Sustainability@HydroOne.com Stock Exchange Listing Toronto Stock Exchange (TSX): H (CUSIP #448811208) Independent Auditors KPMG LLP Equity Index Inclusions Dow Jones Select Utilities (Canada) Index FTSE All-World Index Series MSCI World (Canada) Index S&P/TSX Composite Index S&P/TSX 60 Index S&P/TSX Utilities Index S&P/TSX Composite Dividend Index S&P/TSX Composite Low Volatility Index S&P/TSX Composite High Dividend Index S&P/TSX Canadian Dividend Aristocrats Index Debt Securities For details of the public debt securities of Hydro One and its subsidiaries, please refer to the “Debt Information” section under www.HydroOne.com/Investors Online Information Hydro One is committed to open and full financial disclosure and best practices in corporate governance. We invite you to visit the Investor Relations section of www.HydroOne.com/Investors where you will find additional information about our business, including events and presentations, news releases, regulatory filings, governance practices, sustainability and our continuous disclosure materials, including quarterly financial releases, annual information forms and management information circulars. You may also subscribe to our news by email to automatically receive Hydro One news releases electronically. Common Share Dividend Information 2023 Expected Dividend Dates Declaration Date Record Date Payment Date February 13, 2023 March 15, 2023 March 31, 2023 May 4, 2023 June 7, 2023 June 30, 2023 August 8, 2023 September 13, 2023 September 29, 2023 November 7, 2023 December 13, 2023 December 29, 2023 Unless indicated otherwise, all common share dividends paid by Hydro One are designated as “eligible” dividends for the purposes of the Income Tax Act (Canada) and any similar provincial legislation. Dividend Reinvestment Plan (DRIP) Hydro One offers a convenient dividend reinvestment program for eligible shareholders to purchase additional Hydro One shares by reinvesting their cash dividends without incurring brokerage or administration fees. For plan information and enrolment materials or to learn more about the Hydro One DRIP, visit www.HydroOne.com/DRIP or Computershare Trust Company of Canada at www.InvestorCentre.com/HydroOne

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